UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Audit Report of Kookmin Bank for Fiscal Year 2014

On March 12, 2015, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., disclosed audit reports for fiscal year 2014 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2014 and 2013 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2014.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 12, 2015	By: /s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2014 and 2013

Kookmin Bank and Subsidiaries

Index

December 31, 2014 and 2013

Independent Auditor’s Report

(An English Translation of a Report Originally Issued in the Korean Language)

To the Shareholders and Board of Directors of

Kookmin Bank

We have audited the accompanying consolidated financial statements of Kookmin Bank and its subsidiaries (collectively “the Group”), which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2013, and their financial performance and cash flows for the years then ended in accordance with the Korean IFRS.

Other Matter

The consolidated financial statements of the Group as of and for the year ended December 31, 2013, were audited in accordance with the previous Korean Standards on Auditing.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 10, 2015

The report is effective as of March 10, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2014 and 2013, and January 1, 2013

(In millions of Korean won)	Notes	December 31, 2014		December 31, 2013		January 1, 2013

Assets
Cash and due from financial institutions	4,6,7,36	￦	13,973,510	￦	13,730,250	￦	10,028,910
Financial assets at fair value through profit or loss	4,6,12		7,520,471		7,069,875		6,497,757
Derivative financial assets	4,6,9		1,910,217		1,718,882		1,996,241
Loans	4,6,10,11		211,525,560		203,123,755		199,414,818
Financial investments	4,6,8,12		29,258,527		30,086,604		32,190,095
Investments in associates	13		667,332		741,987		922,956
Property and equipment	14		2,888,194		2,903,425		2,937,752
Investment property	14		409,266		201,005		92,204
Intangible assets	15		206,895		224,584		264,818
Current income tax assets	32		305,831		329,443		318,450
Deferred income tax assets	16,32		5,314		443		447
Assets held for sale	18		54,034		20,927		5,269
Other assets	4,6,17		6,728,513		5,437,205		6,695,586

Total assets		￦	275,453,664	￦	265,588,385	￦	261,365,303

Liabilities
Financial liabilities at fair value through profit or loss	4,6	￦	51,650	￦	40,067	￦	41,979
Derivative financial liabilities	4,6,9		1,759,099		1,766,034		2,040,713
Deposits	4,6,19		211,611,432		200,967,688		197,232,967
Debts	4,6,20		14,297,460		13,569,923		14,631,518
Debentures	4,6,21		15,250,464		16,212,758		15,949,496
Provisions	22		483,375		539,737		537,351
Net defined benefit liabilities	23		57,493		51,525		73,061
Current income tax liabilities	32		7,585		1,333		7,131
Deferred income tax liabilities	16,32		110,358		120,364		195,350
Other liabilities	4,6,24,30		9,884,275		11,372,199		10,319,729

Total liabilities			253,513,191		244,641,628		241,029,295

Equity	25
Capital stock			2,021,896		2,021,896		2,021,896
Capital surplus			5,219,704		5,219,704		5,219,672
Accumulated other comprehensive income	34		570,811		447,619		384,154
Retained earnings	25,33		14,128,062		13,257,538		12,708,949
(Provision of regulatory reserve for credit losses
Dec. 31, 2014: ￦1,690,979 million
Dec. 31, 2013: ￦1,590,347 million
Jan. 1, 2013: ￦1,529,643 million)
(Amounts estimated to be appropriated
Dec. 31, 2014: ￦176,782 million
Dec. 31, 2013: ￦100,632 million
Jan. 1, 2013: ￦60,704 million)

Equity attributable to shareholders of the parent company			21,940,473		20,946,757		20,334,671
Non-controlling interest equity			—		—		1,337

Total equity			21,940,473		20,946,757		20,336,008

Total liabilities and equity		￦	275,453,664	￦	265,588,385	￦	261,365,303

The accompanying notes are an integral part of these consolidated financial statements.

3

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2014 and 2013

(In millions of Korean won)	Notes	2014		2013

Interest income		￦	9,702,627	￦	10,595,380
Interest expense			(4,731,181)		(5,435,140)

Net interest income	26		4,971,446		5,160,240

Fee and commission income			1,271,338		1,281,650
Fee and commission expense			(193,293)		(176,906)

Net fee and commission income	27		1,078,045		1,104,744

Net gains on financial assets/liabilities at fair value through profit or loss	28		356,291		690,501

Net other operating expenses	29		(768,551)		(1,055,386)

General and administrative expenses	14,15,23,30		(3,372,858)		(3,396,788)

Operating profit before provision for credit losses			2,264,373		2,503,311

Provision for credit losses	11,17,22		(887,654)		(1,065,189)

Operating profit			1,376,719		1,438,122

Share of profit (loss) of associates	13		17,555		(202,880)
Net other non-operating expense	31		(33,999)		(23,631)

Net non-operating loss			(16,444)		(226,511)

Profit before income tax expense			1,360,275		1,211,611

Income tax expense	32		(331,234)		(380,899)

Profit for the year		￦	1,029,041	￦	830,712

(Adjusted profit after provision of regulatory reverse for credit losses)	25
2014: ￦852,259 million
2013: ￦730,080 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(83,603)		41,545
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			17,281		(2,298)
Valuation gains on financial investments			222,309		33,990
Share of other comprehensive income of associates			(32,795)		(9,698)

Other comprehensive income for the year, net of tax	34		123,192		63,539

Total comprehensive income for the year		￦	1,152,233	￦	894,251

Profit attributable to:
Shareholders of the parent company			1,029,041		830,628
Non-controlling interests			—		84

		￦	1,029,041	￦	830,712

Total comprehensive income for the year attributable to:
Shareholders of the parent company			1,152,233		894,093
Non-controlling interests			—		158

		￦	1,152,233	￦	894,251

The accompanying notes are an integral part of these consolidated financial statements.

4

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2014 and 2013

(In millions of Korean won)	Capital Stock		Capital Surplus		Accumulated Other Comprehensive Income (loss)		Retained Earnings		Non-controlling interests		Total Equity

Balance at January 1, 2013	￦	2,021,896	￦	5,219,672	￦	384,154	￦	12,390,499	￦	1,337	￦	20,017,558
Changes in accounting policy		—		—		—		318,450		—		318,450

Restated balance		2,021,896		5,219,672		384,154		12,708,949		1,337		20,336,008

Comprehensive income for the year
Profit for the year		—		—		—		830,628		84		830,712
Remeasurements of net defined benefit liabilities		—		—		41,545		—		—		41,545
Currency translation differences		—		—		(2,372)		—		74		(2,298)
Gains on valuation of financial investments		—		—		33,990		—		—		33,990
Losses on valuation of investments accounted for using the equity method		—		—		(9,698)		—		—		(9,698)

Total comprehensive income for the year		—		—		63,465		830,628		158		894,251

Transactions with shareholders
Dividends		—		—		—		(282,039)		—		(282,039)
Changes in interest in subsidiaries		—		32		—		—		(1,495)		(1,463)

Total transactions with shareholders		—		32		—		(282,039)		(1,495)		(283,502)

Balance at December 31, 2013	￦	2,021,896	￦	5,219,704	￦	447,619	￦	13,257,538	￦	—	￦	20,946,757

Balance at January 1, 2014	￦	2,021,896	￦	5,219,704	￦	447,619	￦	13,257,538	￦	—	￦	20,946,757

Comprehensive income for the year
Profit for the year		—		—		—		1,029,041		—		1,029,041
Remeasurements of net defined benefit liabilities		—		—		(83,603)		—		—		(83,603)
Currency translation differences		—		—		17,281		—		—		17,281
Gains on valuation of financial investments		—		—		222,309		—		—		222,309
Losses on valuation of investments accounted for using the equity method		—		—		(32,795)		—		—		(32,795)

Total comprehensive income for the year		—		—		123,192		1,029,041		—		1,152,233

Transactions with shareholders
Dividends		—		—		—		(158,517)		—		(158,517)

Total transactions with shareholders		—		—		—		(158,517)		—		(158,517)

Balance at December 31, 2014	￦	2,021,896	￦	5,219,704	￦	570,811	￦	14,128,062	￦	—	￦	21,940,473

The accompanying notes are an integral part of these consolidated financial statements.

5

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2014 and 2013

(In millions of Korean won)	Notes	2014		2013

Cash flows from operating activities
Profit for the year		￦	1,029,041	￦	830,712

Adjustment for non-cash items

Net gains on financial assets/liabilities at fair value through profit or loss			(83,607)		(111,249)
Losses on derivative financial investments for hedging purposes			28,269		49,047
Adjustment of fair value of derivative financial instruments			(2,040)		699
Provision for credit losses			887,654		1,065,189
Net losses on financial investments			126,592		35,649
Share of (profit) loss of associates			(17,555)		202,880
Depreciation and amortization expense			211,599		240,248
Other net losses on property and equipment/intangible assets			15,460		9,632
Share-based payment			7,234		14,616
Post-employment benefits			148,163		154,404
Net interest income			279,695		226,958
Losses (gains) on foreign currency translation			116,042		(23,252)
Other expense (income)			30,011		(61,113)

			1,747,517		1,803,708

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(426,405)		(598,944)
Derivative financial instrument			35,172		83,266
Loans			(9,452,956)		(5,275,067)
Deferred income tax assets			(4,871)		(1,657)
Current income tax assets			23,612		(10,993)
Other assets			123,395		(4,342,729)
Financial liabilities at fair value through profit or loss			11,441		(2,181)
Deposits			10,645,363		3,823,705
Deferred income tax liabilities			(67,016)		(85,320)
Other liabilities			(970,235)		(607,898)

			(82,500)		(7,017,818)

Net cash generated from (used in) operating activities			2,694,058		(4,383,398)

Cash flows from investing activities
Disposal of financial investments			18,538,678		22,594,195
Acquisition of financial investments			(17,509,199)		(20,373,262)
Decrease in investments in associates			74,047		26,845
Acquisition of investments in associates			(16,216)		(30,810)
Disposal of property and equipment			194		911
Acquisition of property and equipment			(158,443)		(129,933)
Acquisition of investment property			(211,995)		(114,609)
Disposal of intangible assets			2,577		2,981
Acquisition of intangible assets			(18,078)		(45,974)
Others			(1,301,352)		1,492,487

Net cash provided by (used in) investing activities			(599,787)		3,422,831

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			(201,593)		7,987
Net increase (decrease) in debts			674,205		(1,065,853)
Increase in debentures			6,575,862		3,884,548
Decrease in debentures			(7,673,573)		(3,479,606)
Payment of dividends			(158,517)		(282,039)
Changes in interest in subsidiaries			—		(1,463)
Net increase in other payables from trust accounts			124,903		414,279
Others			(948,359)		828,916

Net cash provided by (used in) financing activities			(1,607,072)		306,769

Exchange gains on cash and cash equivalents			12,221		41,428

Net increase (decrease) in cash and cash equivalents			499,420		(612,370)
Cash and cash equivalents at the beginning of the year	36		5,832,640		6,445,010

Cash and cash equivalents at the end of year	36	￦	6,332,060	￦	5,832,640

The accompanying notes are an integral part of these consolidated financial statements.

6

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

1.	The Company

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Also, pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2014, the Bank’s paid-in capital is ￦2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As of December 31, 2014, the Bank operates 1,161 domestic branches and offices, and five overseas branches (excluding four subsidiaries and three offices).

7

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

2.	Basis of Preparation

2.1 Application of Korean IFRS

The consolidated financial statements of the Bank and its subsidiaries (“The Group”) have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group expects that new standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2014, and not early adopted would not have a material impact on its consolidated financial statements.

The Group newly applied the following amended and enacted standards for the annual period beginning on January 1, 2014:

Amendment to Korean IFRS 1032, Financial Instruments: Presentation

According to Amendment to Korean IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. The application of this amendment does not have a material impact on the consolidated financial statements.

Amendment to Korean IFRS 1036, Impairment of Assets

Amendment to Korean IFRS 1036, Impairment of Assets, removed certain disclosures of the recoverable amount of cash-generating units which had been included in this amendment by the issuance of Korean IFRS 1113. The application of this amendment does not have a material impact on the consolidated financial statements.

Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. The application of this amendment does not have a material impact on the consolidated financial statements.

8

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Amendment to Korean IFRS 1102, Share-based payment

Korean IFRS 1102, Share-based payment, clarifies the definition of ‘vesting conditions’ such as ‘performance condition’, ‘service condition’ and others. This amendment is applied to share-based payment transactions for which the grant date is on or after July 1, 2014. The application of this amendment does not have a material impact on the consolidated financial statements.

Enactment of Korean IFRS 2121, Levies

Korean IFRS 2121, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). The interpretation does not have a material impact on the consolidated financial statements.

For the periods prior to the year ended December 31, 2014, pursuant to Korean IFRS 1037, if an uncertain tax position satisfied the criteria for provisions, the Group measured the best estimate of expenditures for the uncertain tax position. The amount in relation to the claim of refund and the appeal over the levied amount from taxation authority was then recognized as contingent assets. However, in 2014, the Group retrospectively applied the accounting policy in accordance with the Korean IFRS 1012, which allows recognition of the tax payment as income tax assets when it is probable to receive a tax refund. The restated comparative consolidated financial statements reflect adjustments resulting from the retrospective application.

The effect of these changes in accounting policy to financial position as of December 31, 2014 and 2013, and January 1, 2013, and to comprehensive income for the years ended December 31, 2014 and 2013, are as follows:

Effect on Consolidated Statements of Financial Position

(In millions of Korean won)	December 31, 2014		December 31, 2013		January 1, 2013
Increase in current income tax assets	￦	305,831	￦	329,443	￦	318,450
Increase in retained earnings		305,831		329,443		318,450

Effect on Consolidated Statements of Comprehensive Income

(In millions of Korean won)	2014	2013
Increase (decrease) in income tax	￦ (23,612)	￦	10,993

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the parent company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

9

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

2.4.2 Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

10

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 23).

2.4.5 Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

3.	Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘share of profit or loss of associates’ in the statements of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous consolidated financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables, or other financial assets. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•	A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of Financial Assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Group considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.7.3 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.4 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 ~ 5.7 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5~10 years
Software	Straight-line	4 years
Others	Straight-line	4~30 years

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The amortization year and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized, because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

25

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.12 Impairment of Non-Financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

26

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.13 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

27

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.16 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1018, Revenue.

3.17 Equity Instrument issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.18 Revenue Recognition

3.18.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

28

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.18.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.18.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

29

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.19 Employee Compensation and Benefits

3.19.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income(loss).

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments of the parent company at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

30

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.19.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.20 Income Tax Expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

31

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the consolidated financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012.

The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

32

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.21 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Group recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group’s banking accounts earn trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.22 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

4.	Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or Value at Risk (VaR) and are managed using a statistical method.

33

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Group

The Risk Management Group is responsible for managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. The Group’s loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

34

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Financial assets
Due from financial institutions	￦	11,429,305	￦	11,032,528
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		7,420,128		6,912,897
Derivatives		1,910,217		1,718,882
Loans[2]		211,525,560		203,123,755
Financial investments
Available-for-sale financial assets		16,415,900		16,431,786
Held-to-maturity financial assets		10,124,136		11,011,518
Other financial assets[2]		6,529,032		5,162,649

		265,354,278		255,394,015

Off-balance items
Acceptances and guarantees contracts		9,045,824		9,804,675
Financial guarantee contracts		4,438,399		3,097,372
Commitments		59,612,220		59,359,752

		73,096,443		72,261,799

	￦	338,450,721	￦	327,655,814

[1]	The amounts of ￦51,345 million and ￦40,252 million as of December 31, 2014 and 2013, respectively, related to financial instruments indexed to the price of gold are included.
[2]	Loans and other financial assets are presented net of allowance for doubtful accounts.

35

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

Loans are categorized as follows:

(In millions of Korean won)
	2014
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	110,154,228	98.14	￦	98,992,267	97.81	￦	209,146,495	97.98
Past due but not impaired		1,437,183	1.28		328,393	0.32		1,765,576	0.83
Impaired		652,092	0.58		1,888,994	1.87		2,541,086	1.19

		112,243,503	100.00		101,209,654	100.00		213,453,157	100.00
Allowances		(476,974)	0.42		(1,450,623)	1.43		(1,927,597)	0.90

Carrying amount	￦	111,766,529		￦	99,759,031		￦	211,525,560

(In millions of Korean won)
	2013
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	101,595,876	97.29	￦	97,889,878	96.84	￦	199,485,754	97.06
Past due but not impaired		1,890,536	1.81		529,237	0.52		2,419,773	1.18
Impaired		944,275	0.90		2,664,212	2.64		3,608,487	1.76

		104,430,687	100.00		101,083,327	100.00		205,514,014	100.00
Allowances		(572,286)	0.55		(1,817,973)	1.80		(2,390,259)	1.16

Carrying amount	￦	103,858,401		￦	99,265,354		￦	203,123,755

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2014
	Retail		Corporate		Total
Grade 1	￦	97,566,588	￦	42,053,952	￦	139,620,540
Grade 2		11,043,769		43,764,285		54,808,054
Grade 3		872,739		10,949,734		11,822,473
Grade 4		453,942		1,858,963		2,312,905
Grade 5		217,190		365,333		582,523

	￦	110,154,228	￦	98,992,267	￦	209,146,495

36

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
	2013
	Retail		Corporate		Total
Grade 1	￦	87,397,741	￦	40,079,476	￦	127,477,217
Grade 2		12,116,588		43,441,095		55,557,683
Grade 3		1,195,457		11,933,816		13,129,273
Grade 4		630,547		2,174,914		2,805,461
Grade 5		255,543		260,577		516,120

	￦	101,595,876	￦	97,889,878	￦	199,485,754

Credit quality of loans graded according to internal credit ratings are as follows:

	Retail	Corporate
Grade 1	1 to 5 grade	AAA to BBB+
Grade 2	6 to 8 grade	BBB to BB
Grade 3	9 to 10 grade	BB- to B
Grade 4	11 grade	B- to CCC
Grade 5	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,231,819	￦	138,947	￦	66,417	￦	1,437,183
Corporate		277,288		37,090		14,015		328,393

	￦	1,509,107	￦	176,037	￦	80,432	￦	1,765,576

(In millions of Korean won)
	2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,726,992	￦	108,070	￦	55,474	￦	1,890,536
Corporate		427,767		53,796		47,674		529,237

	￦	2,154,759	￦	161,866	￦	103,148	￦	2,419,773

37

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Impaired loans are as follows:

(In millions of Korean won)
	2014
	Retail		Corporate		Total
Loans	￦	652,092	￦	1,888,994	￦	2,541,086
Allowances		(257,641)		(986,848)		(1,244,489)
Individual		—		(780,376)		(780,376)
Collective		(257,641)		(206,472)		(464,113)

	￦	394,451	￦	902,146	￦	1,296,597

(In millions of Korean won)
	2013
	Retail		Corporate		Total
Loans	￦	944,275	￦	2,664,212	￦	3,608,487
Allowances		(377,158)		(1,306,282)		(1,683,440)
Individual		—		(1,087,101)		(1,087,101)
Collective		(377,158)		(219,181)		(596,339)

	￦	567,117	￦	1,357,930	￦	1,925,047

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantee	￦	18,255	￦	143,431	￦	277,607	￦	34,969,421	￦	35,408,714
Deposits and savings		948		15,466		35,568		1,781,548		1,833,530
Property and equipment		7,604		4,806		1,943		1,151,842		1,166,195
Real estate		177,623		507,705		1,124,130		123,011,312		124,820,770

	￦	204,430	￦	671,408	￦	1,439,248	￦	160,914,123	￦	163,229,209

(In millions of Korean won)
	2013
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantee	￦	29,929	￦	172,122	￦	307,587	￦	29,459,512	￦	29,969,150
Deposits and savings		317		17,787		55,902		1,850,313		1,924,319
Property and equipment		8,901		1,758		799		1,110,056		1,121,514
Real estate		331,462		503,322		1,492,675		114,531,350		116,858,809

	￦	370,609	￦	694,989	￦	1,856,963	￦	146,951,231	￦	149,873,792

38

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments (debt securities) excluding equity securities, that are exposed to credit risk are as follows:

(In millions of Korean won)	2014		2013
Securities that are neither past due nor impaired	￦	33,908,029	￦	34,315,191
Impaired securities		790		758

	￦	33,908,819	￦	34,315,949

The credit quality of securities (debt securities) that are neither past due nor impaired as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Grade 1		Grade 2		Grade 3[1]		Grade 4		Grade 5		Total
Financial assets held for trading	￦	6,187,646	￦	1,181,137	￦	—	￦	—	￦	—	￦	7,368,783
Available-for-sale financial assets		16,062,648		288,531		63,931		—		—		16,415,110
Held-to-maturity financial assets		10,124,136		—		—		—		—		10,124,136

	￦	32,374,430	￦	1,469,668	￦	63,931	￦	—	￦	—	￦	33,908,029

(In millions of Korean won)
	2013
	Grade 1		Grade 2		Grade 3[1]		Grade 4		Grade 5		Total
Financial assets held for trading	￦	5,759,568	￦	1,113,077	￦	—	￦	—	￦	—	￦	6,872,645
Available-for-sale financial assets		16,134,333		236,359	￦	60,336		—		—		16,431,028
Held-to-maturity financial assets		11,011,518		—		—		—		—		11,011,518

	￦	32,905,419	￦	1,349,436	￦	60,336	￦	—	￦	—	￦	34,315,191

[1]	As there is no foreign credit rating, it is classified as Grade 3.

39

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KAP	KIS	NICE P&I	S&P	Fitch-IBCA	Moody’s

Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under -	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by the three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014		2013
Deposits and savings, securities and others	￦	329,482	￦	271,380

40

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by country as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	￦	112,193,456	￦	99,117,030	￦	211,310,486	99.00	￦	(1,876,968)	￦	209,433,518
China		84		764,415		764,499	0.36		(15,543)		748,956
Japan		2,581		271,914		274,495	0.13		(31,393)		243,102
U.S.		—		698,294		698,294	0.33		(629)		697,665
Europe		9		184,307		184,316	0.09		(389)		183,927
Others		47,373		173,694		221,067	0.09		(2,675)		218,392

Total	￦	112,243,503	￦	101,209,654	￦	213,453,157	100.00	￦	(1,927,597)	￦	211,525,560

(In millions of Korean won)
	2013
	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	￦	104,332,072	￦	99,282,038	￦	203,614,110	99.08	￦	(2,326,731)	￦	201,287,379
China		227		583,176		583,403	0.28		(16,075)		567,328
Japan		5,708		475,242		480,950	0.23		(44,248)		436,702
U.S.		—		448,868		448,868	0.22		(653)		448,215
Europe		9		98,752		98,761	0.05		(287)		98,474
Others		92,671		195,251		287,922	0.14		(2,265)		285,657

Total	￦	104,430,687	￦	101,083,327	￦	205,514,014	100.00	￦	(2,390,259)	￦	203,123,755

41

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of the Group’s corporate loans by industry as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	8,988,881	8.88	￦	(81,715)	￦	8,907,166
Manufacturing		32,644,110	32.25		(520,898)		32,123,212
Service		39,106,240	38.64		(276,889)		38,829,351
Wholesale and retail		13,150,375	12.99		(150,237)		13,000,138
Construction		3,688,014	3.64		(396,672)		3,291,342
Public		741,679	0.74		(6,718)		734,961
Others		2,890,355	2.86		(17,494)		2,872,861

	￦	101,209,654	100.00	￦	(1,450,623)	￦	99,759,031

(In millions of Korean won)
	2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,436,196	10.32	￦	(84,912)	￦	10,351,284
Manufacturing		31,112,982	30.78		(605,527)		30,507,455
Service		38,213,720	37.80		(434,041)		37,779,679
Wholesale and retail		13,855,900	13.71		(192,569)		13,663,331
Construction		4,283,211	4.24		(474,580)		3,808,631
Public		654,998	0.65		(8,469)		646,529
Others		2,526,320	2.50		(17,875)		2,508,445

	￦	101,083,327	100.00	￦	(1,817,973)	￦	99,265,354

The details of the Group’s retail loans by type as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	52,456,336	46.73	￦	(30,199)	￦	52,426,137
General purpose		59,787,167	53.27		(446,775)		59,340,392

	￦	112,243,503	100.00	￦	(476,974)	￦	111,766,529

(in millions of Korean won)	2013
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	46,422,195	44.45	￦	(77,222)	￦	46,344,973
General purpose		58,008,492	55.55		(495,064)		57,513,428

	￦	104,430,687	100.00	￦	(572,286)	￦	103,858,401

42

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of the Group’s securities (debt securities) and derivative financial instruments by industry as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	2,683,605	36.42
Banking and Insurance		3,863,046	52.42
Others		822,132	11.16

		7,368,783	100.00

Derivative financial assets
Government and government funded institutions		19,732	1.03
Banking and Insurance		1,755,495	91.90
Others		134,990	7.07

		1,910,217	100.00

Available-for-sale financial assets
Government and government funded institutions		7,204,867	43.89
Banking and Insurance		7,458,222	45.43
Others		1,752,811	10.68

		16,415,900	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,072,831	79.74
Banking and Insurance		1,519,324	15.01
Others		531,981	5.25

		10,124,136	100.00

	￦	35,819,036

43

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	2,649,342	38.55
Banking and Insurance		3,438,297	50.03
Others		785,006	11.42

		6,872,645	100.00

Derivative financial assets
Government and government funded institutions		18,248	1.06
Banking and Insurance		1,589,627	92.48
Others		111,007	6.46

		1,718,882	100.00

Available-for-sale financial assets
Government and government funded institutions		8,980,993	54.65
Banking and Insurance		6,394,560	38.92
Others		1,056,233	6.43

		16,431,786	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,146,802	83.06
Banking and Insurance		1,137,057	10.33
Others		727,659	6.61

		11,011,518	100.00

	￦	36,034,831

44

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of the Group’s securities (debt securities) and derivative financial instruments by country, as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Amount		%
Financial assets held for trading
Korea	￦	7,309,697	99.20
India		—	—
Others		59,086	0.80

		7,368,783	100.00

Derivative financial assets
Korea		736,644	38.56
United States		273,807	14.33
Others		899,766	47.11

		1,910,217	100.00

Available-for-sale financial assets
Korea		16,363,300	99.68
Others		52,600	0.32

		16,415,900	100.00

Held-to-maturity financial assets
Korea		10,124,136	100.00

		10,124,136	100.00

	￦	35,819,036

(In millions of Korean won)	2013
	Amount		%
Financial assets held for trading
Korea	￦	6,856,355	99.76
India		3,194	0.05
Others		13,096	0.19

		6,872,645	100.00

Derivative financial assets
Korea		526,203	30.61
United States		283,827	16.52
Others		908,852	52.87

		1,718,882	100.00

Available-for-sale financial assets
Korea		16,407,240	99.85
Others		24,546	0.15

		16,431,786	100.00

Held-to-maturity financial assets
Korea		11,011,518	100.00

		11,011,518	100.00

	￦	36,034,831

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the banking and insurance industries and have high credit ratings.

45

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance items related to the inflow and outflows of currency derivative instruments and others.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Group.

The Group has to establish the liquidity risk management strategy including the objectives of liquidity risk management, management policies and internal control system, and obtain approval from Risk Management Committee. Risk Management Committee operates the Risk Management Council for the purpose of efficient risk management, monitors establishment and enforcement of policies based on risk management strategy.

For the purpose of liquidity management, liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk on transactions affecting the inflow and outflows of funds and transactions of off-balance items are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

46

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the consolidated financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

The remaining contractual maturity of financial assets and liabilities as of December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	6,199,811	￦	115,410	￦	397,630	￦	398,069	￦	—	￦	—	￦	7,110,920
Financial assets held for trading[2]		7,520,471		—		—		—		—		—		7,520,471
Derivatives held for trading[2]		1,800,664		—		—		—		—		—		1,800,664
Derivatives held for hedging[3]		—		7,742		(1,147)		20,804		77,968		118,803		224,170
Loans		—		15,031,604		20,823,904		73,586,107		55,823,249		87,750,770		253,015,634
Available-for-sale financial assets[4]		2,647,102		435,221		1,537,962		4,386,464		10,272,973		767,319		20,047,041
Held-to-maturity financial assets		—		272,086		630,918		3,354,275		6,281,737		462,437		11,001,453
Other financial assets		—		4,791,711		—		1,293,372		—		—		6,085,083

	￦	18,168,048	￦	20,653,774	￦	23,389,267	￦	83,039,091	￦	72,455,927	￦	89,099,329	￦	306,805,436

Financial liabilities
Financial liabilities held for trading	￦	51,650	￦	—	￦	—	￦	—	￦	—	￦	—	￦	51,650
Derivatives held for trading[2]		1,755,674		—		—		—		—		—		1,755,674
Derivatives held for hedging[3]		—		—		652		146		6,304		(15,581)		(8,479)
Deposits[5]		83,199,560		13,960,805		25,460,933		80,474,828		9,602,204		3,266,903		215,965,233
Debts		813		3,958,587		1,814,096		4,840,755		3,646,259		281,796		14,542,306
Debentures		159,620		278,543		1,037,466		3,419,151		7,922,417		3,907,637		16,724,834
Other financial liabilities		—		6,200,724		895		67,886		12,182		86,576		6,368,263

	￦	85,167,317	￦	24,398,659	￦	28,314,042	￦	88,802,766	￦	21,189,366	￦	7,527,331	￦	255,399,481

Off-balance items
Commitments[6]	￦	59,612,220	￦	—	￦	—	￦	—	￦	—	￦	—	￦	59,612,220
Financial guarantee contracts[7]		4,438,399		—		—		—		—		—		4,438,399

	￦	64,050,619	￦	—	￦	—	￦	—	￦	—	￦	—	￦	64,050,619

47

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,726,599	￦	71,127	￦	114,727	￦	357,637	￦	—	￦	—	￦	6,270,090
Financial assets held for trading[2]		7,069,875		—		—		—		—		—		7,069,875
Derivatives held for trading[2]		1,581,436		—		—		—		—		—		1,581,436
Derivatives held for hedging[3]		—		10,944		1,617		15,533		124,794		123,782		276,670
Loans		—		15,809,702		20,506,220		72,953,127		54,324,507		80,955,869		244,549,425
Available-for-sale financial assets[4]		2,341,974		522,162		1,470,780		4,475,576		10,305,903		1,341,860		20,458,255
Held-to-maturity financial assets		—		252,760		497,434		3,189,761		7,747,310		522,007		12,209,272
Other financial assets		—		3,572,795		2,798		1,334,108		—		—		4,909,701

	￦	16,719,884	￦	20,239,490	￦	22,593,576	￦	82,325,742	￦	72,502,514	￦	82,943,518	￦	297,324,724

Financial liabilities
Financial liabilities held for trading	￦	40,067	￦	—	￦	—	￦	—	￦	—	￦	—	￦	40,067
Derivatives held for trading[2]		1,561,392		—		—		—		—		—		1,561,392
Derivatives held for hedging[3]		—		—		25,411		179,000		8,959		—		213,370
Deposits[5]		74,289,043		14,249,778		28,682,303		76,910,326		8,677,170		2,676,923		205,485,543
Debts		2,615		3,221,888		1,711,330		4,522,295		4,043,146		355,736		13,857,010
Debentures		17,917		605,205		1,594,452		6,652,434		5,987,039		4,596,871		19,453,918
Other financial liabilities		—		6,848,581		837		63,086		3,380		31,619		6,947,503

	￦	75,911,034	￦	24,925,452	￦	32,014,333	￦	88,327,141	￦	18,719,694	￦	7,661,149	￦	247,558,803

Off-balance items
Commitments[6]	￦	59,359,752	￦	—	￦	—	￦	—	￦	—	￦	—	￦	59,359,752
Financial guarantee contracts[7]		3,097,372		—		—		—		—		—		3,097,372

	￦	62,457,124	￦	—	￦	—	￦	—	￦	—	￦	—	￦	62,457,124

[1]	The amounts of ￦6,879,144 million and ￦7,471,062 million, which are restricted amount due from the financial institutions as of December 31, 2014 and 2013, respectively, are excluded.
[2]	Financial instruments held for trading, and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are classified as the ‘On demand’ category.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments which are restricted for sale, these are classified in the maturity section to which the end of the restriction period applies.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

48

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.4 Market risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Group is exposed to interest rate risks and currency risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

4.4.2 Risk management

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Group establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is practically the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate gap, duration gap and interest rate VaR, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

49

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are interest rate, stock price, commodity positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Group uses the value-at-risk methodology to measure the market risk of trading positions.

The Group now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of Korean IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back Testing

Back testing is conducted on a daily basis to validate the adequacy of the market risk model. In back testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99%, excluding Stressed Value at Risks, confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	12,938	￦	7,657	￦	19,801	￦	10,148
Stock price risk		1,627		714		3,858		851
Foreign exchange rate risk		12,049		5,070		14,705		10,814
Deduction of diversification effect								(8,809)

Total VaR	￦	15,383	￦	10,089	￦	23,560	￦	13,004

	2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	16,270	￦	7,428	￦	24,979	￦	16,967
Stock price risk		3,480		932		7,114		1,049
Foreign exchange rate risk		9,264		5,287		13,589		5,287
Deduction of diversification effect								(6,928)

Total VaR	￦	17,316	￦	10,868	￦	22,249	￦	16,375

51

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Interest rate risk	￦	792	￦	921
Stock price risk		1,101		2
Foreign exchange rate risk		9,387		9,214

	￦	11,280	￦	10,137

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.4 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

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Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines, determined by ALM.

The results of the interest rate gap analysis as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total

Interest-bearing assets in Korean won
Loans	￦	68,690,823	￦	55,960,715	￦	43,966,843	￦	11,880,610	￦	12,884,897	￦	193,383,888
Securities		3,291,226		2,140,258		4,959,292		13,258,159		3,052,427		26,701,362
Others		9,428,674		262,105		274,844		702,923		105,144		10,773,690

	￦	81,410,723	￦	58,363,078	￦	49,200,979	￦	25,841,692	￦	16,042,468	￦	230,858,940

Interest-bearing liabilities in Korean won
Deposits	￦	76,841,562	￦	37,205,842	￦	51,232,529	￦	21,161,079	￦	16,554,060	￦	202,995,072
Debts		5,050,420		—		1,861		—		149,999		5,202,280
Others		10,126,026		1,310,000		1,761,900		4,677,338		3,187,784		21,063,048

	￦	92,018,008	￦	38,515,842	￦	52,996,290	￦	25,838,417	￦	19,891,843	￦	229,260,400

Gap		(10,607,285)		19,847,236		(3,795,311)		3,275		(3,849,375)		1,598,540

Accumulated gap		(10,607,285)		9,239,951		5,444,640		5,447,912		1,598,540

Percentage (%)		(4.59)		4.00		2.36		2.36		0.69

Interest-bearing assets in foreign currencies
Loans	￦	8,893,457	￦	1,924,609	￦	1,054,314	￦	260,329	￦	10,936	￦	12,143,645
Securities		212,317		33,220		78,759		366,650		106,550		797,496
Others		870,227		329,637		335,499		879,360		—		2,414,723

	￦	9,976,001	￦	2,287,466	￦	1,468,572	￦	1,506,339	￦	117,486	￦	15,355,864

Interest-bearing liabilities in foreign currencies
Deposits	￦	1,855,823	￦	2,399,770	￦	354,414	￦	124,060	￦	38,045	￦	4,772,112
Debts		3,995,282		1,311,170		823,802		82,773		13,026		6,226,053
Others		3,470,659		—		297,470		1,209,119		—		4,977,248

	￦	9,321,764	￦	3,710,940	￦	1,475,686	￦	1,415,952	￦	51,071	￦	15,975,413

Gap	￦	654,237	￦	(1,423,474)	￦	(7,114)	￦	90,387	￦	66,415	￦	(619,549)

Accumulated gap		654,237		(769,237)		(776,351)		(685,964)		(619,549)

Percentage (%)		4.26		(5.01)		(5.06)		(4.47)		(4.03)

53

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total

Interest-bearing assets in Korean won
Loans	￦	72,001,554	￦	53,136,309	￦	41,279,196	￦	8,007,075	￦	10,032,240	￦	184,456,374
Securities		3,148,736		1,415,750		5,476,813		13,295,939		4,226,456		27,563,694
Others		8,785,149		37,387		76,853		305,322		38,543		9,243,254

	￦	83,935,439	￦	54,589,446	￦	46,832,862	￦	21,608,336	￦	14,297,239	￦	221,263,322

Interest-bearing liabilities in Korean won
Deposits	￦	78,495,667	￦	35,611,776	￦	49,147,277	￦	18,658,789	￦	14,277,083	￦	196,190,592
Debts		4,660,240		—		—		—		30,000		4,690,240
Others		8,350,016		2,354,810		1,500,677		2,290,000		3,937,784		18,433,287

	￦	91,505,923	￦	37,966,586	￦	50,647,954	￦	20,948,789	￦	18,244,867	￦	219,314,119

Gap	￦	(7,570,484)	￦	16,622,860	￦	(3,815,092)	￦	659,547	￦	(3,947,628)	￦	1,949,203

Accumulated gap		(7,570,484)		9,052,376		5,237,284		5,896,831		1,949,203

Percentage (%)		(3.42)		4.09		2.37		2.67		0.88

Interest-bearing assets in foreign currencies
Loans	￦	9,340,182	￦	1,652,576	￦	540,205	￦	170,500	￦	7,964	￦	11,711,427
Securities		223,361		26,143		32,469		226,214		249,455		757,642
Others		549,362		210,005		34,825		—		—		794,192

	￦	10,112,905	￦	1,888,724	￦	607,499	￦	396,714	￦	257,419	￦	13,263,261

Interest-bearing liabilities in foreign currencies
Deposits	￦	2,403,901	￦	1,519,366	￦	786,493	￦	128,579	￦	45,210	￦	4,883,549
Debts		4,285,418		850,920		613,773		24,707		79,147		5,853,965
Others		2,811,246		261,107		126,888		72,014		—		3,271,255

	￦	9,500,565	￦	2,631,393	￦	1,527,154	￦	225,300	￦	124,357	￦	14,008,769

Gap	￦	612,340	￦	(742,669)	￦	(919,655)	￦	171,414	￦	133,062	￦	(745,508)

Accumulated gap		612,340		(130,329)		(1,049,984)		(878,570)		(745,508)

Percentage (%)		4.62		(0.98)		(7.92)		(6.62)		(5.62)

54

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Interest Rate VaR	￦	112,500	￦	203,503

4.4.5 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	1,517,144	￦	145,574	￦	104,880	￦	10,827	￦	47,653	￦	115,641	￦	1,941,719
Financial assets held for trading		43,753		—		15,333		—		—		—		59,086
Derivatives held for trading		55,879		—		694		—		—		—		56,573
Derivatives held for hedging		5,032		—		—		—		—		—		5,032
Loans		10,753,455		900,972		402,656		6,613		3,492		115,633		12,182,821
Available-for-sale financial assets		797,416		—		—		—		—		870		798,286
Other financial assets		1,189,303		61,140		75,970		1,710		46,434		8,908		1,383,465

	￦	14,361,982	￦	1,107,686	￦	599,533	￦	19,150	￦	97,579	￦	241,052	￦	16,426,982

Financial liabilities
Derivatives held for trading	￦	85,042	￦	—	￦	920	￦	—	￦	—	￦	—	￦	85,962
Derivatives held for hedging		226		—		—		—		—		—		226
Deposits		4,612,649		386,851		188,386		19,887		21,297		273,317		5,502,387
Debts		6,388,482		258,483		303,866		880		3,577		168,908		7,124,196
Debentures		2,766,605		73,606		26,731		—		—		22,672		2,889,614
Other financial liabilities		1,194,856		76,150		78,093		7,157		46,710		13,029		1,415,995

	￦	15,047,860	￦	795,090	￦	597,996	￦	27,924	￦	71,584	￦	477,926	￦	17,018,380

Off-balance items	￦	17,494,274	￦	3,511	￦	6,549	￦	4,704	￦	11,628	￦	72,747	￦	17,593,413

55

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

	2013
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	1,321,708	￦	119,494	￦	87,765	￦	5,460	￦	130,221	￦	85,910	￦	1,750,558
Financial assets held for trading		16,290		—		—		—		—		—		16,290
Derivatives held for trading		94,324		—		946		—		—		—		95,270
Derivatives held for hedging		16,094		—		—		—		—		—		16,094
Loans		10,061,930		1,235,187		381,414		51,677		456		190,828		11,921,492
Available-for-sale financial assets		773,501		10,052		—		—		—		1,504		785,057
Other financial assets		509,268		314,632		76,016		1,222		—		91,250		992,388

	￦	12,793,115	￦	1,679,365	￦	546,141	￦	58,359	￦	130,677	￦	369,492	￦	15,577,149

Financial liabilities
Derivatives held for trading	￦	127,213	￦	—	￦	1,333	￦	—	￦	—	￦	—	￦	128,546
Deposits		3,914,992		511,583		150,714		15,789		10,905		279,566		4,883,549
Debts		5,830,466		574,307		318,748		4,382		100,464		174,898		7,003,265
Debentures		2,402,032		236,020		193,062		—		—		148,687		2,979,801
Other financial liabilities		1,474,842		59,820		150,815		51,568		913		42,242		1,780,200

	￦	13,749,545	￦	1,381,730	￦	814,672	￦	71,739	￦	112,282	￦	645,393	￦	16,775,361

Off-balance items	￦	16,548,855	￦	3,486	￦	4,879	￦	4,787	￦	9,958	￦	60,221	￦	16,632,186

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, the Group established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6 Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.0% (2013: 3.5%), a minimum Tier 1 ratio of 5.5% (2013: 4.5%) and a minimum Total Regulatory Capital of 8.0% (2013: 8.0%) in December 2014.

56

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The Group’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Detailed Supervisory Regulations on Banking Business and others.

Risk-weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Group should cover. The Group calculates risk-weighted asset by each risk (credit risk, market risk, and operational risk) based on Detailed Supervisory Regulations on Banking Business and uses it for its capital ratio calculation.

In addition to the capital ratio, the Group assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The economic capital is calculated by adding the stress testing results and other required items to the total economic capitals which are calculated for each risk.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and business group. Each business group efficiently operates its capital within range of granted economic capital. The Risk Management Department of the Group monitors a management of the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Group and its subsidiaries complied with external capital adequacy requirements as of December 31, 2014 and 2013.

57

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014		2013
Equity capital	￦	23,421,797	￦	22,624,072
Tier I Capital		19,620,849		18,501,833
Common Equity Tier 1 Capital		19,620,849		18,501,833
Tier II Capital		3,800,948		4,122,239
Risk-weighted assets:		146,689,770		146,742,788
Credit risk[1]		132,453,117		131,830,537
Market risk[2]		3,445,138		4,011,905
Operational risk[3]		10,791,515		10,900,346
Equity Capital (%):		15.97		15.42
Tier I Capital (%)		13.38		12.61
Common Equity Tier 1 Capital (%)		13.38		12.61

[1]	Credit risk-weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk-weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk-weighted assets are measured using the Advanced Measurement Approach.

58

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

5.	Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•	Corporate banking: The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

•	Retail banking: The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Financial information by business segment for the year ended December 31, 2014, is as follows:

(In millions of Korean won)	2014
	Corporate Banking		Retail Banking		Others		Intra-group Adjustment		Total
Operating revenues from external customers	￦	1,742,308	￦	2,211,969	￦	1,682,954	￦	—	￦	5,637,231
Segment operating revenues(expenses)		38,379		(48,256)		60,295		(50,418)		—

		1,780,687		2,163,713		1,743,249		(50,418)		5,637,231
Net interest income		2,448,966		2,079,834		407,018		35,628		4,971,446
Interest income		4,008,584		4,432,760		1,286,127		(24,844)		9,702,627
Interest expense		(1,559,618)		(2,352,926)		(879,109)		60,472		(4,731,181)
Net fee and commission income		237,229		524,784		333,768		(17,736)		1,078,045
Fee and commission income		277,196		597,072		416,316		(19,246)		1,271,338
Fee and commission expense		(39,967)		(72,288)		(82,548)		1,510		(193,293)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss		179		(20,238)		376,282		68		356,291
Net other operating income(expenses)		(905,687)		(420,667)		626,181		(68,378)		(768,551)
General and administrative expenses		(711,029)		(1,695,563)		(966,266)		—		(3,372,858)
Operating profit before provision for credit losses		1,069,658		468,150		776,983		(50,418)		2,264,373
Provision for credit losses		(566,942)		(304,116)		(10,204)		(6,392)		(887,654)
Operating profit		502,716		164,034		766,779		(56,810)		1,376,719
Share of profit of associates		—		—		17,555		—		17,555
Net other non-operating income(expense)		1,242		—		20,309		(55,550)		(33,999)
Segment profit before income tax expense		503,958		164,034		804,643		(112,360)		1,360,275
Income tax expenses		(120,504)		(53,967)		(156,056)		(707)		(331,234)
Profit for the period		383,454		110,067		648,587		(113,067)		1,029,041
Profit attributable to Shareholders of the parent entity		383,454		110,067		648,587		(113,067)		1,029,041
Profit attributable to Non-controlling interests		—		—		—		—		—
Total assets[1]		94,313,469		111,074,156		74,917,627		(4,851,588)		275,453,664
Total liabilities[1]		83,780,834		123,792,699		47,552,921		(1,613,263)		253,513,191

[1]	Amount before intra-group transaction adjustment.

59

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Financial information by business segment for the year ended December 31, 2013, is as follows:

(In millions of Korean won)	2013[1]
	Corporate Banking		Retail Banking		Others		Intra-group Adjustment		Total
Operating revenues from external customers	￦	1,690,127	￦	2,453,683	￦	1,756,289	￦	—	￦	5,900,099
Segment operating revenues(expenses)		46,588		(91,800)		85,759		(40,547)		—

		1,736,715		2,361,883		1,842,048		(40,547)		5,900,099
Net interest income		2,550,728		2,012,661		505,926		90,925		5,160,240
Interest income		4,390,623		4,785,526		1,428,056		(8,825)		10,595,380
Interest expense		(1,839,895)		(2,772,865)		(922,130)		99,750		(5,435,140)
Net fee and commission income		240,698		612,165		268,051		(16,170)		1,104,744
Fee and commission income		282,403		674,250		344,540		(19,543)		1,281,650
Fee and commission expense		(41,705)		(62,085)		(76,489)		3,373		(176,906)
Net gains on financial assets/liabilities at fair value through profit or loss		184		(1,804)		691,698		423		690,501
Net other operating income(expenses)		(1,054,895)		(261,139)		376,373		(115,725)		(1,055,386)
General and administrative expenses		(821,503)		(1,739,768)		(835,545)		28		(3,396,788)
Operating profit before provision for credit losses		915,212		622,115		1,006,503		(40,519)		2,503,311
Provision for credit losses		(706,464)		(358,150)		(4,241)		3,666		(1,065,189)
Operating profit		208,748		263,965		1,002,262		(36,853)		1,438,122
Share of profit of associates		—		—		(202,880)		—		(202,880)
Net other non-operating income(expense)		1,662		—		(8,978)		(16,315)		(23,631)
Segment profit before income tax expense		210,410		263,965		790,404		(53,168)		1,211,611
Income tax expenses		(53,195)		(86,283)		(257,398)		15,977		(380,899)
Profit for the period		157,215		177,682		533,006		(37,191)		830,712
Profit attributable to Shareholders of the parent entity		157,215		177,682		533,006		(37,275)		830,628
Profit attributable to Non-controlling interests		—		—		—		84		84
Total assets[2]		92,498,513		103,202,391		75,742,515		(5,855,034)		265,588,385
Total liabilities[2]		81,008,201		122,206,712		44,680,475		(3,253,760)		244,641,628

[1]	Financial information by business segment for the year ended December 31, 2013, were restated due to a retrospective application of changes in accounting policies of Korean IFRS.
[2]	Amount before intra-group transaction adjustment.

60

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Corporate banking service	￦	1,742,308	￦	1,690,127
Retail banking service		2,211,969		2,453,683
Other service		1,682,954		1,756,289

	￦	5,637,231	￦	5,900,099

5.2.2 Geographical information

Operating revenues from external customers for the years ended December 31, 2014 and 2013, and major non-current assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014				2013
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets

Domestic	￦	5,533,506	￦	3,492,836	￦	5,845,877	￦	3,314,338
United States		11,655		256		12,730		21
New Zealand		6,684		193		8,581		20
China		46,892		7,518		32,190		10,488
Japan		19,842		1,391		(17,182)		1,722
Argentina		573		—		6		—
Vietnam		3,130		287		3,268		316
Cambodia		5,364		564		5,741		898
United Kingdom		9,585		108		8,888		9
Intra-group adjustment		—		1,202		—		1,202

	￦	5,637,231	￦	3,504,355	￦	5,900,099	￦	3,329,014

61

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6.	Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014				2013
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	13,973,510	￦	13,973,773	￦	13,730,250	￦	13,730,720
Financial assets held for trading		7,520,471		7,520,471		7,069,875		7,069,875
Debt securities		7,368,783		7,368,783		6,872,645		6,872,645
Equity securities		100,343		100,343		156,978		156,978
Others		51,345		51,345		40,252		40,252
Derivatives held for trading		1,800,664		1,800,664		1,581,436		1,581,436
Derivatives held for hedging		109,553		109,553		137,446		137,446
Loans		211,525,560		211,830,395		203,123,755		203,279,962
Available-for-sale financial assets		19,134,391		19,134,391		19,075,086		19,075,086
Debt securities		16,415,900		16,415,900		16,431,786		16,431,786
Equity securities		2,717,991		2,717,991		2,643,050		2,643,050
Others		500		500		250		250
Held-to-maturity financial assets		10,124,136		10,486,946		11,011,518		11,337,813
Other financial assets		6,529,032		6,529,032		5,162,649		5,162,649

	￦	270,717,317	￦	271,385,225	￦	260,892,015	￦	261,374,987

Financial liabilities
Financial liabilities held for trading	￦	51,650	￦	51,650	￦	40,067	￦	40,067
Derivatives held for trading		1,755,674		1,755,674		1,561,392		1,561,392
Derivatives held for hedging		3,425		3,425		204,642		204,642
Deposits		211,611,432		212,004,857		200,967,688		201,212,062
Debts		14,297,460		14,344,110		13,569,923		13,568,598
Debentures		15,250,464		15,693,318		16,212,758		17,368,030
Other financial liabilities		9,344,847		9,344,892		10,865,130		10,865,162

	￦	252,314,952	￦	253,197,926	￦	243,421,600	￦	244,819,953

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

62

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).
Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

63

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

64

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2014 and 2013, follows:

	2014
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	3,190,784	￦	4,177,999	￦	—	￦	7,368,783
Equity securities		68,963		31,380		—		100,343
Others		51,345		—		—		51,345

		3,311,092		4,209,379		—		7,520,471

Derivatives held for trading		—		1,768,638		32,026		1,800,664

Derivatives held for hedging		—		109,293		260		109,553

Available-for-sale financial assets
Debt securities		6,707,878		9,708,022		—		16,415,900
Equity securities[1]		1,145,988		633		1,571,370		2,717,991
Others		—		500		—		500

		7,853,866		9,709,155		1,571,370		19,134,391

	￦	11,164,958	￦	15,796,465	￦	1,603,656	￦	28,565,079

Financial liabilities
Financial liabilities held for trading	￦	51,650	￦	—	￦	—	￦	51,650
Derivatives held for trading		—		1,747,645		8,029		1,755,674
Derivatives held for hedging		—		1,144		2,281		3,425

	￦	51,650	￦	1,748,789	￦	10,310	￦	1,810,749

65

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

	2013
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	2,827,007	￦	4,045,638	￦	—	￦	6,872,645
Equity securities		120,196		36,782		—		156,978
Others		40,252		—		—		40,252

		2,987,455		4,082,420		—		7,069,875

Derivatives held for trading		241		1,561,326		19,869		1,581,436

Derivatives held for hedging		—		136,994		452		137,446

Available-for-sale financial assets
Debt securities		9,582,063		6,849,723		—		16,431,786
Equity securities[1]		1,080,684		699		1,561,667		2,643,050
Others		—		250		—		250

		10,662,747		6,850,672		1,561,667		19,075,086

	￦	13,650,443	￦	12,631,412	￦	1,581,988	￦	27,863,843

Financial liabilities
Financial liabilities held for trading	￦	40,067	￦	—	￦	—	￦	40,067
Derivatives held for trading		—		1,536,869		24,523		1,561,392
Derivatives held for hedging		—		195,800		8,842		204,642

	￦	40,067	￦	1,732,669	￦	33,365	￦	1,806,101

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦27,526 million and ￦30,531 million as of December 31, 2014 and 2013, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost.

66

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statement of financial position and classified as Level 2 as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs
	2014		2013
Financial assets
Financial assets held for trading
Debt securities	￦	4,177,999	￦	4,045,638	DCF model	Discount rate
Equity securities		31,380		36,782	DCF model	Discount rate

		4,209,379		4,082,420

Derivatives held for trading		1,768,638		1,561,326	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others

Derivatives held for hedging		109,293		136,994	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

Available-for-sale financial assets
Debt securities		9,708,022		6,849,723	DCF model	Discount rate
Equity securities		633		699	DCF model	Discount rate
Others		500		250	DCF model	Discount rate

		9,709,155		6,850,672

	￦	15,796,465	￦	12,631,412

Financial liabilities
Derivatives held for trading	￦	1,747,645	￦	1,536,869	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging		1,144		195,800	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	￦	1,748,789	￦	1,732,669

67

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,544,205	￦	10,198,808	￦	1,230,760	￦	13,973,773
Loans		—		—		211,830,395		211,830,395
Held-to-maturity financial assets		2,616,385		7,870,561		—		10,486,946
Other financial assets[2]		—		—		6,529,032		6,529,032

	￦	5,160,590	￦	18,069,369	￦	219,590,187	￦	242,820,146

Financial liabilities
Deposits[1]	￦	—	￦	82,783,564	￦	129,221,293	￦	212,004,857
Debts[1]		—		48,984		14,295,126		14,344,110
Debentures		—		15,693,318		—		15,693,318
Other financial liabilities[3]		—		—		9,344,892		9,344,892

	￦	—	￦	98,525,866	￦	152,861,311	￦	251,387,177

	2013
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,697,722	￦	10,180,432	￦	852,566	￦	13,730,720
Loans		—		—		203,279,962		203,279,962
Held-to-maturity financial assets		3,492,584		7,845,229		—		11,337,813
Other financial assets[2]		—		—		5,162,649		5,162,649

	￦	6,190,306	￦	18,025,661	￦	209,295,177	￦	233,511,144

Financial liabilities
Deposits[1]	￦	—	￦	73,039,926	￦	128,172,136	￦	201,212,062
Debts[1]		—		156,349		13,412,249		13,568,598
Debentures		—		17,265,172		102,858		17,368,030
Other financial liabilities[3]		—		—		10,865,162		10,865,162

	￦	—	￦	90,461,447	￦	152,552,405	￦	243,013,852

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	The ￦6,529,032 million and ￦5,162,649 million of other financial assets included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2014 and 2013, respectively.
[3]	The ￦9,331,606 million and ￦10,863,257 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2014 and 2013, respectively.

68

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Fair value
	2014		2013		Valuation techniques	Inputs
Financial assets
Held-to-maturity financial assets	￦	7,870,561	￦	7,845,229	DCF model	Discount rate
Financial liabilities
Debentures	￦	15,693,318	￦	17,265,172	DCF model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Fair value
	2014		2013		Valuation techniques	Inputs[1]
Financial assets
Cash and due from financial institutions	￦	1,230,760	￦	852,566	Credit spread, other spread, interest rate	Credit spread, other spread
Loans		211,830,395		203,279,962	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	￦	213,061,155	￦	204,132,528

Financial liabilities
Deposits	￦	129,221,293	￦	128,172,136	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Debts		14,295,126		13,412,249	Other spread, interest rate	Other spread
Debentures		—		102,858	Other spread, implied default probability, interest rate	Other spread, implied default probability
Other financial liabilities		13,286		1,905	Other spread, interest rate	Other spread

	￦	143,529,705	￦	141,689,148

69

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the year ended December 31, 2014, are as follows:

(In millions of Korean won)
	Financial investments	Net derivatives
	Available-for-sale financial assets	Derivatives held for trading		Derivatives held for hedging
	Equity securities
Beginning balance	￦ 1,561,667	￦	(4,654)	￦	(8,390)
Total gains or losses
- Profit or loss	(112,649)		(1,393)		6,579
- Other comprehensive-income	118,579		—		—
Purchases	154,243		—		—
Sales	(170,591)		—		—
Issues	—		—		—
Settlements	—		7,393		(210)
Transfers into Level 3	24,736		22,651		—
Transfers out of Level 3	(4,615)		—		—

Ending balance	￦ 1,571,370	￦	23,997	￦	(2,021)

70

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Changes in Level 3 of the fair value hierarchy for the year ended December 31, 2013, are as follows:

(In millions of Korean won)
	Financial investments	Net derivatives
	Available-for-sale financial assets	Derivatives held for trading		Derivatives held for hedging
	Equity securities
Beginning balance	￦ 1,488,102	￦	(18,741)	￦	(6,535)
Total gains or losses
- Profit or loss	(9,087)		(14,026)		(1,229)
- Other comprehensive- income	53,280		—		—
Purchases	404,423		—		—
Sales	(81,887)		—		—
Issues	—		(107)		—
Settlements	—		28,220		(626)
Transfers into Level 3	441		—		—
Transfers out of Level 3	(293,605)		—		—

Ending balance	￦ 1,561,667	￦	(4,654)	￦	(8,390)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(1,393)	￦	(106,070)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting year		7,533		(112,164)

(In millions of Korean won)	2013
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(14,026)	￦	(10,316)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting year		(3,111)		(15,162)

71

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of December 31, 2014, is as follows:

(In millions of Korean won)
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Derivatives held for trading (Stock and index)	￦	29,031	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rates, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	24.20 ~ 45.82	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets(rates of return on stocks)	-3.27 ~ 52.23	Higher the correlation, higher the fair value fluctuation
Derivatives held for trading (currency)		2,995	DCF model	Interest rate, exchange rate, loss rate from bankruptcy.	loss rate from bankruptcy.	6.78 ~ 90.56	Higher the loss rate, decrease the fair value
Derivatives held for hedging
Interest		260	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, volatility of the underlying asset	Volatility of the underlying asset	3.91	Higher the correlation, higher the fair value fluctuation
Available-for-sale
Available-for-sale equity securities		1,571,370	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value, discount rate of cash flows from rent, recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 3.00	Higher the growth rate, higher the fair value
					Discount rate	2.29 ~ 21.55	Lower the discount rate, higher the fair value
					Volatilities of real estate price	1.10	Higher real estate price, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Discount rate of cash flows from rent	6.89	Lower the discount rate of cash flows from rent, higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	Higher the recovery rate of receivables’ acquisition cost, higher the fair value

	￦	1,603,656

Financial liabilities
Derivatives held for trading
Stock and index	￦	8,029	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	25.13 ~ 41.79	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets(rates of return on stocks)	-3.83 ~ 68.20	Higher the correlation, higher the fair value fluctuation
Derivatives held for hedging
Interest		2,281	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rates, volatility of the underlying asset,	Volatility of the underlying asset	2.35 ~ 3.91	Higher the volatility, higher the fair value fluctuation

	￦	10,310

72

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Information about fair value measurements using unobservable inputs as of December 31, 2013, is as follows:

	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Derivatives held for trading (Stock and index)		￦ 13,379	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rates, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	10.9 ~ 45.64	Higher the volatility, higher the fair value fluctuation

					Correlation of the underlying assets(rates of return on stocks)	11.43 ~ 79.26	Higher the correlation, higher the fair value fluctuation
Derivatives held for trading (currency)		6,490	DCF model	Interest rate, exchange rate, loss rate from bankruptcy	loss rate from bankruptcy	88.24 ~ 94.12	Higher the loss rate, decrease the fair value
Derivatives held for hedging
Interest		452	DCF model, Closed Form, FDM, Monte Carlo Simulation	Interest rates, correlation of the underlying assets(rates of return on interest rates), foreign exchange rate	Correlation of the underlying assets(rates of return on interest rates)	0.03	Higher the correlation, higher the fair value fluctuation
Available-for-sale
Available-for-sale equity securities		1,561,667	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value, discount rate of cash flows from rent	Growth rate	0.00	Higher the growth rate, higher the fair value
					Discount rate	2.86 ~ 17.69	Lower the discount rate, higher the fair value
					Volatilities of real estate price	0.74	Higher real estate price, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Discount rate of cash flows from rent	6.84	Lower the discount rate of cash flows from rent, higher the fair value

	￦	1,581,988

Financial liabilities
Derivatives held for trading
Stock and index	￦	24,523	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	15.24 ~ 45.64	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets(rates of return on stocks)	17.29 ~ 79.26	Higher the correlation, higher the fair value fluctuation
Derivatives held for hedging
Interest		8,842	DCF model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, interest rates, volatility of the underlying asset	Volatility of the underlying asset	3.00 ~ 5.28	Higher the volatility, higher the fair value fluctuation

	￦	33,365

73

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are interest rate-related derivatives and equity-related derivatives whose fair value changes are recognized in profit or loss as well as unlisted equity securities and private equity funds whose fair value changes are recognized in profit or loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

	2014
(In millions of Korean won)	Recognition in profit or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	310	￦	(307)
Derivatives held for hedging[1]		17		(15)
Available-for-sale financial assets[2]		—		—

	￦	327	￦	(322)

Financial liabilities
Derivatives held for trading[1]	￦	535	￦	(535)
Derivatives held for hedging[1]		86		(76)

	￦	621	￦	(611)

	2014
(In millions of Korean won)	Other comprehensive income or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	—	￦	—
Derivatives held for hedging[1]		—		—
Available-for-sale financial assets[2]		360,970		(136,378)

	￦	360,970	￦	(136,378)

Financial liabilities
Derivatives held for trading[1]	￦	—	￦	—
Derivatives held for hedging[1]		—		—

	￦	—	￦	—

74

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

	2013
(In millions of Korean won)	Recognition in profit or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	1,070	￦	(1,082)
Derivatives held for hedging		0		0
Available-for-sale financial assets[2]		—		—

	￦	1,070	￦	(1,082)

Financial liabilities
Derivatives held for trading[1]	￦	1,561	￦	(1,451)
Derivatives held for hedging[1]		345		(333)

	￦	1,906	￦	(1,784)

2013
(In millions of Korean won)	Other comprehensive income or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	—	￦	—
Derivatives held for hedging		—		—
Available-for-sale financial assets[2]		299,581		(111,457)

	￦	299,581	￦	(111,457)

Financial liabilities
Derivatives held for trading[1]	￦	—	￦	—
Derivatives held for hedging[1]		—		—

	￦	—	￦	—

[1]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For foreign currency derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[2]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate of cash flows from rent (-1~1%) and volatilities of real estate price (-1~1%).

75

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	2014		2013

Balance at the beginning of the year (A)	￦	1,330	￦	5,998
New transactions (B)		—		34
Amounts recognized in profit or loss during the year (C= a+b)		(1,143)		(4,702)
a. Amortization		(73)		(275)
b. Settlement		(1,070)		(4,427)

Balance at the end of year (A+B+C)	￦	187	￦	1,330

76

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2014, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	13,973,510	￦	—	￦	—	￦	—	￦	13,973,510
Financial assets at fair value through profit or loss		7,520,471		—		—		—		—		7,520,471
Derivatives		1,800,664		—		—		—		109,553		1,910,217
Loans		—		211,525,560		—		—		—		211,525,560
Financial investments		—		—		19,134,391		10,124,136		—		29,258,527
Other financial assets		—		6,529,032		—		—		—		6,529,032

	￦	9,321,135	￦	232,028,102	￦	19,134,391	￦	10,124,136	￦	109,553	￦	270,717,317

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	51,650	￦	—	￦	—	￦	51,650
Derivatives		1,755,674		—		3,425		1,759,099
Deposits		—		211,611,432		—		211,611,432
Debts		—		14,297,460		—		14,297,460
Debentures		—		15,250,464		—		15,250,464
Other financial liabilities		—		9,344,847		—		9,344,847

	￦	1,807,324	￦	250,504,203	￦	3,425	￦	252,314,952

77

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The carrying amounts of financial assets and liabilities by category as of December 31, 2013, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	13,730,250	￦	—	￦	—	￦	—	￦	13,730,250
Financial assets at fair value through profit or loss		7,069,875		—		—		—		—		7,069,875
Derivatives		1,581,436		—		—		—		137,446		1,718,882
Loans		—		203,123,755		—		—		—		203,123,755
Financial investments		—		—		19,075,086		11,011,518		—		30,086,604
Other financial assets		—		5,162,649		—		—		—		5,162,649

	￦	8,651,311	￦	222,016,654	￦	19,075,086	￦	11,011,518	￦	137,446	￦	260,892,015

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	40,067	￦	—	￦	—	￦	40,067
Derivatives		1,561,392		—		204,642		1,766,034
Deposits		—		200,967,688		—		200,967,688
Debts		—		13,569,923		—		13,569,923
Debentures		—		16,212,758		—		16,212,758
Other financial liabilities		—		10,865,130		—		10,865,130

	￦	1,601,459	￦	241,615,499	￦	204,642	￦	243,421,600

78

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6.4 Transfer of financial assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2014 and 2013, are as follows :

		2014
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
KR ABS Ltd.	Subordinated debt	Available-for-sale financial assets	￦	4,921	￦	4,921
KR 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		22,219		22,219
EAK ABS Ltd.	Subordinated debt	Available-for-sale financial assets		11,211		11,211
	Senior debt	Loans and receivables		9,762		9,842
AP 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		17,346		17,346
Discovery 1st Securitization Specialty Co., Ltd.	Senior debt	Loans and receivables		1,175		1,194
	Subordinated debt	Available-for-sale financial assets		22,591		22,591
EAK 2nd Securitization Specialty Co., Ltd. [1]	Senior debt	Loans and receivables		19,806		20,026
	Subordinated debt	Available-for-sale financial assets		38,207		38,207
FK 1411 ABS Ltd. [2]	Senior debt	Loans and receivables		44,966		44,917
	Subordinated debt	Available-for-sale financial assets		47,600		47,600

			￦	239,804	￦	240,074

79

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

[1]	Recognized net gain from transferring loans to the SPEs amounts to ￦6,924 million.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦27,365 million.
[3]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ￦3,145 million.

		2013
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
KR ABS Ltd.	Mezzanine / subordinated debt	Available-for-sale financial assets	￦	11,434	￦	11,434
KR 2nd Securitization Specialty Co., Ltd. [1]	Senior debt	Loans and receivables		26,065		26,227
	Subordinated debt	Available-for-sale financial assets		33,017		33,017
EAK ABS Ltd.[2]	Subordinated debt	Available-for-sale financial assets		35,020		35,020
AP 1st Securitization Specialty Co., Ltd. [3]	Senior debt	Loans and receivables		67,326		67,353
	Subordinated debt	Available-for-sale financial assets		16,669		16,669
Discovery 1st Securitization Specialty Co., Ltd. [4]	Senior debt	Loans and receivables		23,494		23,547
	Subordinated debt	Available-for-sale financial assets		21,454		21,454

			￦	234,479	￦	234,721

80

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

[1]	Recognized net loss from transferring loans to the SPEs amounts to ￦24,589 million.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦2,480 million.
[3]	Recognized net loss from transferring loans to the SPEs amounts to ￦18,556 million.
[4]	Recognized net loss from transferring loans to the SPEs amounts to ￦37,975 million.
[5]	In addition to the above, there were gains from the transfer of non-performing loans to the National Happiness Fund (‘the Fund’) amounting to ￦18,111 million as of December 31, 2013. According to the agreement with the Fund, when the recovered amounts exceed the consideration paid by the Fund for the non-performing loans, the excess amount is to be reimbursed to the Group.

6.4.2 Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and received the subordinated debts as part of consideration related to the securitization to provide credit enhancements to other senior debtors, and this transaction was recognized by the Group as collateralized debts. As of December 31, 2014, there is no related transaction, and the liabilities and related securitized assets as of December 31, 2013, are as follows:

(In millions of Korean won)
	2013
	KB Mortgage Loan 1st Securitization Specialty Co., Ltd.		KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.		KH First Co., Ltd.[1]
Carrying amount of assets (underlying assets)	￦	295,679	￦	8,291	￦	99,763
Carrying amount of related liabilities		193,062		1,958		100,900
For those liabilities that have recourse only to the transferred assets:
Fair value of assets (underlying assets)	￦	295,679	￦	8,291	￦	—
Fair value of related liabilities (Senior Debts)		192,972		1,958		—

Fair value net position	￦	102,707	￦	6,333	￦	—

[1]	According to purchase agreements with third-party investors, the Group provides purchase commitments to third-party investors over the associated liabilities. Furthermore, as the third-party investors also have right of recourse to the asset-backed security, the Group did not disclose the fair value of the above liabilities.

81

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6.4.3 Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Carrying amount of transferred asset		Carrying amount of related liabilities
Securities under repurchase agreements	￦	164,382	￦	148,869
Loaned securities		59,120		—
Government and public bonds		59,120		—
Stocks		—		—

	￦	223,502	￦	148,869

(In millions of Korean won)	2013
	Carrying amount of transferred asset		Carrying amount of related liabilities
Securities under repurchase agreements	￦	416,634	￦	382,779
Loaned securities		457,838		—
Government and public bonds		447,427		—
Stocks		10,411		—

	￦	874,472	￦	382,779

82

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6.5 Offsetting financial assets and financial liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements and other arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position.

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Related amounts not offset in the statement of financial position				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,798,280	￦	—	￦	1,798,280	￦	(1,472,239)	￦	(1,635)	￦	324,406
Derivatives held for hedging		109,553		—		109,553		(15,688)		—		93,865
Receivable spot exchange		2,343,308		—		2,343,308		(2,342,116)		—		1,192
Reverse repurchase, securities borrowing and similar agreements		3,529,900		—		3,529,900		(3,529,900)		—		—
Other financial instruments		18,249,521		(16,161,647)		2,087,874		—		—		2,087,874

	￦	26,030,562	￦	(16,161,647)	￦	9,868,915	￦	(7,359,943)	￦	(1,635)	￦	2,507,337

(In millions of Korean won)	2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Related amounts not offset in the statement of financial position				Net amount
							Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,578,868	￦	—	￦	1,578,868	￦	(1,186,724)	￦	(1,850)	￦	390,294
Derivatives held for hedging		137,446		—		137,446		(35,550)		—		101,896
Receivable spot exchange		2,256,532		—		2,256,532		(2,255,085)		—		1,447
Reverse repurchase, securities borrowing and similar agreements[1]		4,173,200		—		4,173,200		(4,173,200)		—		—
Other financial instruments		16,095,694		(15,371,808)		723,886		—		—		723,886

	￦	24,241,740	￦	(15,371,808)	￦	8,869,932	￦	(7,650,559)	￦	(1,850)	￦	1,217,523

[1]	Includes a portion of the securities loaned.

83

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the		Net amounts of financial liabilities presented in		Related amounts not offset in the statement of financial position				Net amount
			statement of financial position		the statement of financial position		Financial instruments		Cash collateral pledged
Derivatives held for trading	￦	1,755,221	￦	—	￦	1,755,221	￦	(1,316,268)	￦	—	￦	438,953
Derivatives held for hedging		3,425		—		3,425		(3,013)		—		412
Payable spot exchange		2,343,234		—		2,343,234		(2,342,116)		—		1,118
Repurchase, securities lending and similar agreements[1]		148,870		—		148,870		(148,870)		—		—
Other financial instruments		16,284,444		(16,161,647)		122,797		(122,797)		—		—

	￦	20,535,194	￦	(16,161,647)	￦	4,373,547	￦	(3,933,064)	￦	—	￦	440,483

(In millions of Korean won)	2013
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in		Related amounts not offset in the statement of financial position				Net amount
					the statement of financial position		Financial instruments		Cash collateral pledged
Derivatives held for trading	￦	1,559,374	￦	—	￦	1,559,374	￦	(987,963)	￦	—	￦	571,411
Derivatives held for hedging		204,642		—		204,642		(16,320)		—		188,322
Payable spot exchange		2,256,147		—		2,256,147		(2,255,085)		—		1,062
Repurchase, securities lending and similar agreements[1]		382,779		—		382,779		(382,779)		—		—
Other financial instruments		16,358,240		(15,371,808)		986,432		(946,800)		—		39,632

	￦	20,761,182	￦	(15,371,808)	￦	5,389,374	￦	(4,588,947)	￦	—	￦	800,427

[1]	Includes repurchase agreements sold to customers.

84

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

7.	Due from financial institutions

The details of due from financial institutions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	2014		2013
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.03	￦	6,283,230	￦	6,709,634
	Due from banking institutions	NH Bank and others	0.00~2.60		585,028		308,740
	Due from others	KB Investment & Securities Co., Ltd. and others	1.00		3,013,288		2,615,369

					9,881,546		9,633,743

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		898,437		855,388
	Time deposits in foreign currencies	Bank of Communications and others	0.11~6.70		613,153		528,419
	Due from others	Bank of Japan and others	—		36,169		14,978

					1,547,759		1,398,785

				￦	11,429,305	￦	11,032,528

Due from financial institutions, classified by type of financial institution as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	6,283,230	￦	225,393	￦	6,508,623
Other banking institutions		585,028		1,303,794		1,888,822
Other financial institutions		3,013,288		18,572		3,031,860

	￦	9,881,546	￦	1,547,759	￦	11,429,305

(In millions of Korean won)	2013
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	6,709,634	￦	410,328	￦	7,119,962
Other banking institutions		308,740		976,790		1,285,530
Other financial institutions		2,615,369		11,667		2,627,036

	￦	9,633,743	￦	1,398,785	￦	11,032,528

85

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Restricted due from financial institutions as of December 31, 2014 and 2013, are as follows:

(in millions of Korean won)		Financial Institution	2014		2013		Reason for restriction

Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	6,283,230	￦	6,709,634	Bank of Korea Act
	Due from banking institutions	Hana Bank and others		279,200		261,000	Agreement for allocation of deposit
	Due from others	KB Investment & Securities Co., Ltd. and others		1,668		1,703	Derivatives margin account and others

				6,564,098		6,972,337

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		293,067		482,296	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communications		16,488		10,553	New York State Banking Law
	Due from others	Woori Futures Co., Ltd. and others		4,022		4,876	Derivatives margin account and others

				313,577		497,725

			￦	6,877,675	￦	7,470,062

86

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

8.	Assets pledged as collateral

The details of assets pledged as collateral as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
		2014
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Financial assets held for trading	Korea Securities Depository and others	￦	82,990	￦	83,000	Repurchase agreements
	Samsung Futures Inc. and others		9,861		9,800	Derivatives transitions
	Others		17,864		17,720	Settlement of Korea Exchange and others

			110,715		110,520

Available-for-sale financial assets	Samsung Futures Inc. and others		3,308		3,298	Derivatives transitions

Held-to-maturity financial assets	Korea Securities Depository and others		1,460,932		1,452,000	Repurchase agreements
	Bank of Korea		993,853		990,000	Borrowings from Bank of Korea
	Bank of Korea		1,440,821		1,416,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		339,107		338,492	Derivatives transitions
	Others		254,980		253,500	Others

			4,489,693		4,450,792

		￦	4,603,716	￦	4,564,610

87

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
Assets pledged	Pledgee	2013
		Carrying amount		Collateralized amount		Reason of pledge
Financial assets held for trading	Korea Securities Depository and others	￦	207,812	￦	208,650	Repurchase agreements
	Samsung Futures Inc. and others		10,162		10,100	Derivatives transitions

			217,974		218,750

Available-for-sale financial assets	Samsung Futures Inc. and others		3,254		3,166	Derivatives transitions

Held-to-maturity financial assets	Korea Securities Depository and others		3,577,052		3,572,000	Repurchase agreements
	Bank of Korea		617,250		610,000	Borrowings from Bank of Korea
	Bank of Korea		956,284		946,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		325,616		325,521	Derivatives transitions
	Others		258,615		258,500	Others

			5,734,817		5,712,821

Mortgage loans	Others		846,000		843,127	Covered Bond

		￦	6,802,045	￦	6,777,864

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	3,598,732	￦	—

(In millions of Korean won)	2013
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	4,258,909	￦	—

88

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

9.	Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won.

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks.

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	290,290	￦	—	￦	—
Swaps		101,441,724		923,094		956,130
Options		8,398,000		86,277		128,185

		110,130,014		1,009,371		1,084,315

Currency
Forwards	￦	21,256,930	￦	340,246	￦	214,759
Futures[1]		554,794		—		—
Swaps		18,430,843		415,842		441,696
Options		616,977		6,057		6,078

		40,859,544		762,145		662,533

Stock and index
Futures[1]	￦	76,298	￦	—	￦	—
Swaps		45,135		26,648		1,166
Options		114,617		2,500		7,660

		236,050		29,148		8,826

Others		—		—		—

	￦	151,225,608	￦	1,800,664	￦	1,755,674

89

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

	2013
(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	581,604	￦	—	￦	—
Swaps		141,111,150		581,343		638,451
Options		8,285,091		45,063		85,906

		149,977,845		626,406		724,357

Currency
Forwards	￦	22,923,249	￦	241,804	￦	289,368
Futures[1]		360,143		—		—
Swaps		17,414,405		693,115		503,663
Options		273,745		2,428		1,492

		40,971,542		937,347		794,523

Stock and index
Futures[1]	￦	59,381	￦	—	￦	—
Swaps		73,658		11,051		12,170
Options		1,110,131		6,278		29,965

		1,243,170		17,329		42,135

Others		60,000		354		377

	￦	192,252,557	￦	1,581,436	￦	1,561,392

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

90

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2014, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	2,179,779	￦	109,293	￦	1,144
Currency
Swap		—		—		—
Other		140,000		260		2,281

	￦	2,319,779	￦	109,553	￦	3,425

The details of derivatives designated as fair value hedging instruments as of December 31, 2013, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,951,013	￦	137,446	￦	—
Currency
Swap		1,055,300		—		195,800
Other		140,000		—		8,842

	￦	3,146,313	￦	137,446	￦	204,642

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Gains(losses) on hedging instruments	￦	(28,269)	￦	(49,047)
Gains(losses) on the hedged item attributable to the hedged risk		42,393		81,428

	￦	14,124	￦	32,381

91

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

10.	Loans

Loans as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Loans	￦	212,907,660	￦	205,050,752
Deferred loan origination fees and costs		545,497		463,262
Allowances		(1,927,597)		(2,390,259)

Carrying amount	￦	211,525,560	￦	203,123,755

Loans to banks as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Loans	￦	6,208,391	￦	6,335,056
Allowances		—		(26)

Carrying amount	￦	6,208,391	￦	6,335,030

92

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Loans to customers other than banks as of December 31, 2014 and 2013, consist of:

(In millions of Korean won)	2014
	Retail		Corporate		Total

Loans in Korean won	￦	112,193,456	￦	84,006,216	￦	196,199,672
Loans in foreign currencies		50,047		2,574,041		2,624,088
Domestic import usance bills		—		3,693,951		3,693,951
Off-shore funding loans		—		664,794		664,794
Call loans		—		290,243		290,243
Bills bought in Korean won		—		6,678		6,678
Bills bought in foreign currencies		—		1,958,251		1,958,251
Guarantee payments under payment guarantee		—		12,975		12,975
Reverse repurchase agreements		—		1,079,900		1,079,900
Privately placed bonds		—		714,214		714,214

		112,243,503		95,001,263		207,244,766
Proportion (%)		54.16		45.84		100.00

Allowances		(476,974)		(1,450,623)		(1,927,597)

	￦	111,766,529	￦	93,550,640	￦	205,317,169

(In millions of Korean won)	2013
	Retail		Corporate		Total

Loans in Korean won	￦	104,332,073	￦	83,440,778	￦	187,772,851
Loans in foreign currencies		98,614		2,956,418		3,055,032
Domestic import usance bills		—		2,978,478		2,978,478
Off-shore funding loans		—		669,602		669,602
Call loans		—		674,399		674,399
Bills bought in Korean won		—		14,243		14,243
Bills bought in foreign currencies		—		1,588,065		1,588,065
Guarantee payments under payment guarantee		—		38,319		38,319
Reverse repurchase agreements		—		1,683,200		1,683,200
Privately placed bonds		—		704,769		704,769

		104,430,687		94,748,271		199,178,958
Proportion (%)		52.43		47.57		100.00

Allowances		(572,286)		(1,817,947)		(2,390,233)

	￦	103,858,401	￦	92,930,324	￦	196,788,725

93

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in deferred loan origination fees and costs for the years ended December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	495,619	￦	355,270	￦	278,781	￦	—	￦	572,108
Other origination costs		378		1,100		880		—		598

		495,997		356,370		279,661		—		572,706

Deferred loan origination fees
Loans in Korean won		25,064		4,579		7,650		—		21,993
Other origination fees		7,671		1,073		3,535		7		5,216

		32,735		5,652		11,185		7		27,209

	￦	463,262	￦	350,718	￦	268,476	￦	(7)	￦	545,497

	2013
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	460,855	￦	310,770	￦	276,006	￦	—	￦	495,619
Other origination costs		343		636		601		—		378

		461,198		311,406		276,607		—		495,997

Deferred loan origination fees
Loans in Korean won		33,056		2,903		10,895		—		25,064
Other origination fees		6,527		3,872		2,709		(19)		7,671

		39,583		6,775		13,604		(19)		32,735

	￦	421,615	￦	304,631	￦	263,003	￦	19	￦	463,262

94

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

11.	Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Retail		Corporate		Total
Beginning	￦	572,286	￦	1,817,973	￦	2,390,259
Written-off		(521,422)		(1,068,490)		(1,589,912)
Recoveries from written-off loans		132,296		257,972		390,268
Sale		(6,726)		(61,255)		(67,981)
Other changes		(6,555)		(68,443)		(74,998)
Provision[1]		307,095		572,866		879,961

Ending	￦	476,974	￦	1,450,623	￦	1,927,597

(In millions of Korean won)
	2013
	Retail		Corporate		Total
Beginning	￦	680,535	￦	2,189,157	￦	2,869,692
Written-off		(580,235)		(1,097,057)		(1,677,292)
Recoveries from written-off loans		126,572		146,575		273,147
Sale		(8,483)		(74,979)		(83,462)
Other changes		(7,310)		(52,232)		(59,542)
Provision[1]		361,207		706,509		1,067,716

Ending	￦	572,286	￦	1,817,973	￦	2,390,259

[1]	Provision for credit losses in statements of comprehensive income also include provision(reversal) for unused commitments and guarantees (Note 22), provision(reversal) for financial guarantee contracts (Note 22), and provision(reversal) for other financial assets (Note 17).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors due to unexpired statute of limitations, are ￦13,264,264 million and ￦12,013,004 million as of December 31, 2014 and 2013, respectively.

The coverage ratios of allowances for loan losses as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Loans	￦	213,453,157	￦	205,514,014
Allowances for loan losses		1,927,597		2,390,259
Ratio (%)		0.90		1.16

95

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

12.	Financial assets at fair value through profit or loss and Financial Investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Financial assets held for trading
Debt securities:
Government and public bonds	￦	2,035,150	￦	1,760,325
Financial bonds		3,581,035		3,156,497
Corporate bonds		1,204,083		1,469,800
Asset-backed securities		282,011		281,800
Others		266,504		204,223
Equity securities:
Stocks		60,122		93,122
Beneficiary certificates		40,221		63,856
Others		51,345		40,252

Total financial assets at fair value through profit or loss	￦	7,520,471	￦	7,069,875

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	4,214,383	￦	6,528,440
Financial bonds		6,259,941		5,201,359
Corporate bonds		4,743,295		3,508,786
Asset-backed securities		1,198,281		1,193,201
Equity securities:
Stocks		1,788,178		1,690,384
Equity investments		45,578		73,874
Beneficiary certificates		884,235		878,792
Others		500		250

		19,134,391		19,075,086

Held-to-maturity financial assets
Debts securities:
Government and public bonds		2,724,716		3,685,150
Financial bonds		1,047,049		770,283
Corporate bonds		5,880,095		6,189,311
Asset-backed securities		472,276		366,774

		10,124,136		11,011,518

Total financial investments	￦	29,258,527	￦	30,086,604

96

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The impairment losses and the reversal of impairment losses in financial investment for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(180,784)	￦	—	￦	(180,784)
Held-to-maturity financial assets		—		—		—

	￦	(180,784)	￦	—	￦	(180,784)

(In millions of Korean won)
	2013
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(155,194)	￦	—	￦	(155,194)
Held-to-maturity financial assets		(5)		—		(5)

	￦	(155,199)	￦	—	￦	(155,199)

97

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

13.	Investments in associates

Investments in associates as of December 31, 2014 and 2013, are as follows:

(in millions of Korean won)	2014
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Balhae Infrastructure Fund[1]	12.61	￦	122,623	￦	125,119	￦	125,119	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,222		4,222	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		114,240		121,182	Other finance	Korea
JSC Bank CenterCredit
Ordinary share [2]	29.56		954,104		36,763		29,279	Banking	Kazakhstan
Preference share[2]	93.15
KB12-1 Venture Investment Partnership[3]	80.00		28,800		29,119		29,119	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		18,981		15,705		16,675	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,270		198,089	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		178		20	Architectural design and related service	Korea
Shinla Construction Co., Ltd.	20.17		—		(502)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		99,818		98,562	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		(1,716)		—	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	20.00		21,000		18,563		20,663	Investment finance	Korea
Future Planning KB Start-up Creation Fund[3]	50.00		4,000		3,825		4,000	Investment finance	Korea
Terra Corporation	24.06		—		(99)		—	Manufacture of fabricated and processed metal products	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,402		20,402	Investment finance	Korea

		￦	1,564,476	￦	668,907	￦	667,332

98

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(in millions of Korean won)	2013
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Balhae Infrastructure Fund[1]	12.61		121,817		124,968		124,968	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,185		4,185	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		139,286		150,826	Other finance	Korea
JSC Bank CenterCredit
Ordinary share [2]	29.56		954,104		51,989		68,110	Banking	Kazakhstan
Preference share[2]	93.15		2,500		861		861
KB06-1 Venture Investment Partnership[3]	50.00							Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		5,300		9,345		9,345	Investment finance	Korea
KB12-1 Venture Investment Partnership[3]	80.00		23,200		22,817		23,200	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		28,548		27,898		28,548	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,618		197,941	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		64		—	Architectural design and related service	Korea
Shinla Construction Co., Ltd.	20.17		—		(468)		—	Specialty construction	Korea
Kores Co., Ltd.[4]	10.39		634		1,925		1,505	Manufacture of automobile components	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		99,044		97,788	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		(429)		—	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	20.00		11,220		9,296		10,329	Investment finance	Korea
Future Planning KB Start-up Creation Fund[3]	80.00		4,000		4,030		4,030	Investment finance	Korea
Terra Corporation	24.06		—		20		4	Manufacture of fabricated and processed metal products	Korea
Ssangyong Engineering & Construction Co., Ltd.[4]	15.64		28,779		2,490		—	Office and commercial building construction	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,347		20,347	Investment finance	Korea

		￦	1,595,070	￦	721,286	￦	741,987

[1]	As of December 31, 2014 and 2013, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[2]	The fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as of December 31, 2014 and 2013, amounts to ￦42,945 million and ￦57,476 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

99

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

[3]	As of December 31, 2014 and 2013, the Group is a partner in a limited partnership and does not have the right to control over these entities.
[4]	Where the Group has acquired shares of entities through debt-for-equity swaps, the Group is represented in the creditor council. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

Summarized financial information on the main associates, the carrying amount of the Group’s interest in the main associates and dividends received from the main associates are as follows:

(In millions of Korean won)	2014[1]
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains and losses and others		Carrying amount
Balhae Infrastructure Fund	￦	994,768	￦	2,158	￦	999,430	￦	992,610	￦	125,119	￦	—	￦	125,119
Korea Credit Bureau Co., Ltd.		54,717		7,806		10,000		46,911		4,222		—		4,222
UAMCO., Ltd.		4,357,490		3,688,589		2,430		668,901		114,240		6,942		121,182
JSC Bank CenterCredit		6,278,391		6,156,255		546,794		122,136		36,763		(7,484)		29,279
KB12-1 Venture Investment Partnership		36,978		580		36,000		36,398		29,119		—		29,119
KoFC KBIC Frontier Champ 2010-5(PEF)		52,499		148		63,270		52,351		15,705		970		16,675
United PF 1st Recovery Private Equity Fund		1,187,406		40,240		1,081,400		1,147,166		203,270		(5,181)		198,089
CH Engineering Co., Ltd. [2]		1,086		659		158		427		178		(158)		20
KB GwS Private Securities Investment Trust		477,646		738		425,814		476,908		99,818		(1,256)		98,562
Incheon Bridge Co., Ltd.		727,659		739,105		164,621		(11,446)		(1,716)		1,716		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		94,731		1,917		105,000		92,814		18,563		2,100		20,663
Future Planning KB Start-up Creation Fund		8,040		390		8,000		7,650		3,825		175		4,000
KB Star office Private real estate Investment Trust No.1		218,250		121,341		95,000		96,909		20,402		—		20,402

100

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2014[1]
	Operating revenues		Profit (Loss)		Other comprehensive income(loss)		Comprehensive income(loss)		Dividends
Balhae Infrastructure Fund	￦	53,100	￦	44,616	￦	—	￦	44,616	￦	6,280
Korea Credit Bureau Co., Ltd.		46,111		114		—		114		—
UAMCO., Ltd.		548,990		57,438		—		57,438		35,041
JSC Bank CenterCredit		425,506		(22,973)		(26,987)		(49,960)		2
KB06-1 Venture Investment Partnership		570		558		(32)		526		—
KB08-1 Venture Investment Partnership		4,368		3,008		(455)		2,553		4,946
KB12-1 Venture Investment Partnership		3,302		647		230		877		—
KoFC KBIC Frontier Champ 2010-5(PEF)		16,942		957		(3,249)		(2,292)		1,938
United PF 1st Recovery Private Equity Fund		105,369		(1,962)		—		(1,962)		—
CH Engineering Co., Ltd. [2]		787		251		—		251		—
KB GwS Private Securities Investment Trust		39,207		38,207		—		38,207		7,222
Incheon Bridge Co., Ltd.		83,578		(8,185)		—		(8,185)		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		9,228		3,771		(6,337)		(2,566)		—
Future Planning KB Start-up Creation Fund		123		(330)		—		(330)		45
KB Star office Private real estate Investment Trust No.1		17,413		8,585		—		8,585		1,752

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of the end of December are not available, the Group applied the equity method by using the financial statements as of the end of November 2014 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

101

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013[1]
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains and losses and others		Carrying amount
Balhae Infrastructure Fund	￦	993,571	￦	2,157	￦	993,030	￦	991,414	￦	124,968	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd.		63,043		16,542		10,000		46,501		4,185		—		4,185
UAMCO., Ltd.		4,365,097		3,567,972		2,430		797,125		139,286		11,540		150,826
JSC Bank CenterCredit		7,083,662		6,903,416		546,794		180,246		51,989		16,121		68,110
KB06-1 Venture Investment Partnership		1,722		—		5,000		1,722		861		—		861
KB08-1 Venture Investment Partnership		14,024		6		7,950		14,018		9,345		—		9,345
KB12-1 Venture Investment Partnership		28,524		3		29,000		28,521		22,817		383		23,200
KoFC KBIC Frontier Champ 2010-5(PEF)		93,367		375		95,160		92,992		27,898		650		28,548
United PF 1st Recovery Private Equity Fund		1,159,220		10,092		1,081,400		1,149,128		203,618		(5,677)		197,941
CH Engineering Co., Ltd. [2]		917		763		158		154		64		(64)		—
Kores Co., Ltd. [3]		92,937		80,914		11,099		12,023		1,925		(420)		1,505
KB GwS Private Securities Investment Trust		473,946		738		425,814		473,208		99,044		(1,256)		97,788
Incheon Bridge Co., Ltd.		740,321		743,182		164,621		(2,861)		(429)		429		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		48,192		1,712		56,100		46,480		9,296		1,033		10,329
Future Planning KB Start-up Creation Fund		5,038		1		5,000		5,037		4,030		—		4,030
Terra Corporation[3]		1,659		1,576		254		83		20		(16)		4
Ssangyong Engineering & Construction Co., Ltd.[3]		1,359,658		1,343,734		73,045		15,924		2,490		(2,490)		—
KB Star office Private real estate Investment Trust No.1		217,557		120,910		95,000		96,647		20,347		—		20,347

102

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013[1]
	Operating revenues		Profit (Loss)		Other comprehensive income(loss)		Comprehensive income(loss)		Dividends
Balhae Infrastructure Fund	￦	57,754	￦	49,685	￦	—	￦	49,685	￦	6,299
Korea Credit Bureau Co., Ltd.		51,571		4,909		—		4,909		—
UAMCO., Ltd.		708,035		105,085		—		105,085		—
JSC Bank CenterCredit		532,768		(497,885)		(5,732)		(503,617)		3
KB06-1 Venture Investment Partnership		89		(151)		32		(119)		—
KB08-1 Venture Investment Partnership		2,707		266		455		721		3,000
KB12-1 Venture Investment Partnership		2,239		(163)		(239)		(402)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		3,368		(2,454)		7,064		4,610		—
United PF 1st Recovery Private Equity Fund		152,315		13,769		—		13,769		—
CH Engineering Co., Ltd. [2]		681		(102)		—		(102)		—
Kores Co., Ltd. [3]		100,769		565		2,472		3,037		—
KB GwS Private Securities Investment Trust		42,239		41,247		—		41,247		6,960
Incheon Bridge Co., Ltd.		77,311		(13,533)		—		(13,533)		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		1,685		(8,803)		1,759		(7,044)		—
Future Planning KB Start-up Creation Fund		39		37		—		37		—
Terra Corporation[3]		1,422		17		—		17		—
Ssangyong Engineering & Construction Co., Ltd. [3]		1,724,742		(314,105)		(8,615)		(322,720)		—
KB Star office Private real estate Investment Trust No.1		16,672		8,490		—		8,490		1,751

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of the end of December are not available, the Group applied the equity method by using the financial statements as of the end of November 2013 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.
[3]	As the financial statements as of the end of December are not available, the Group applied the equity method by using the financial statements as of the end of September 2013 and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

103

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in investments in associates for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses)		Other comprehensive loss		Impairment losses		Ending
Balhae Infrastructure Fund	￦	124,968	￦	806	￦	—	￦	(6,280)	￦	5,625	￦	—	￦	—	￦	125,119
Korea Credit Bureau Co., Ltd.		4,185		—		—		—		37		—		—		4,222
UAMCO., Ltd.		150,826		—		—		(35,041)		5,397		—		—		121,182
JSC Bank CenterCredit		68,110		—		—		(2)		(6,278)		(32,551)		—		29,279
KB06-1 Venture Investment Partnership		861		—		(1,124)		—		279		(16)		—		—
KB08-1 Venture Investment Partnership		9,345		—		(6,100)		(4,946)		2,005		(304)		—		—
KB12-1 Venture Investment Partnership		23,200		5,600		—		—		326		(7)		—		29,119
KoFC KBIC Frontier Champ 2010-5(PEF)		28,548		30		(9,597)		(1,938)		—		—		(368)		16,675
United PF 1st Recovery Private Equity Fund		197,941		—		—		—		148		—		—		198,089
Kores Co., Ltd.		1,505		—		(1,505)		—		—		—		—		—
KB GwS Private Securities Investment Trust		97,788		—		—		(7,222)		7,996		—		—		98,562
KoFC POSCO HANHWA KB shared growth Private Equity Fund		10,329		9,780		—		—		798		(244)		—		20,663
Future Planning KB Start-up Creation Fund		4,030		—		—		(45)		15		—		—		4,000
CH Engineering Co., Ltd.		—		—		—		—		20		—		—		20
Terra Corporation		4		—		—		—		(4)		—		—		—
KB Star office Private real estate Investment Trust No.1		20,347		—		—		(1,752)		1,807		—		—		20,402

	￦	741,987	￦	16,216	￦	(18,326)	￦	(57,226)	￦	18,171	￦	(33,122)	￦	(368)	￦	667,332

104

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses)		Other comprehensive income (loss)		Impairment losses		Ending
Balhae Infrastructure Fund	￦	125,004	￦	—	￦	—	￦	(6,299)	￦	6,263	￦	—	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd.		3,790		—		—		—		395		—		—		4,185
UAMCO., Ltd.		139,760		—		—		—		11,066		—		—		150,826
JSC Bank CenterCredit		281,889		—		—		(3)		(204,312)		(9,464)		—		68,110
KB06-1 Venture Investment Partnership		1,920		—		(1,000)		—		(75)		16		—		861
KB08-1 Venture Investment Partnership		19,565		—		(7,700)		(3,000)		176		304		—		9,345
KB12-1 Venture Investment Partnership		12,000		11,200		—		—		—		—		—		23,200
KoFC KBIC Frontier Champ 2010-5(PEF)		19,186		9,390		(132)		—		104		—		—		28,548
United PF 1st Recovery Private Equity Fund		195,425		—		—		—		2,516		—		—		197,941
Kores Co., Ltd.		1,384		—		—		—		91		450		(420)		1,505
KB GwS Private Securities Investment Trust		96,109		—		—		(6,960)		8,639		—		—		97,788
Incheon Bridge Co., Ltd.		1,630		—		—		—		(1,630)		—		—		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		4,983		6,220		—		—		(972)		98		—		10,329
Future Planning KB Start-up Creation Fund		—		4,000		—		—		30		—		—		4,030
Terra Corporation		—		—		—		—		4		—		—		4
Ssangyong Engineering & Construction Co., Ltd. [1]		—		28,779		—		—		(8,200)		(1,176)		(19,403)		—
KB Star office Private real estate Investment Trust No.1		20,311		—		—		(1,751)		1,787		—		—		20,347

	￦	922,956	￦	59,589	￦	(8,832)	￦	(18,013)	￦	(184,118)	￦	(9,772)	￦	(19,823)	￦	741,987

[1]	Impairment recognized on reorganization proceedings filed on December 30, 2013.

105

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Accumulated unrecognized share of losses in investments in associates due to discontinuation of applying the equity method for the years ended December 31, 2014 and 2013, are as follows:

	2014				2013
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
Incheon Bridge Co., Ltd.	￦	1,287	￦	1,716	￦	429	￦	429
CH Engineering Co., Ltd.		—		—		43		94
Shinla Construction Co., Ltd.		34		134		41		100
Terra Corporation		115		115		—		—

14.	Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,884,029	￦	—	￦	—	￦	1,884,029
Buildings		1,153,465		(345,704)		(2,117)		805,644
Leasehold improvements		576,099		(528,629)		—		47,470
Equipment and vehicles		1,492,601		(1,362,673)		—		129,928
Construction in-progress		606		—		—		606
Financial lease assets		21,245		(728)		—		20,517

	￦	5,128,045	￦	(2,237,734)	￦	(2,117)	￦	2,888,194

	2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,914,966	￦	—	￦	—	￦	1,914,966
Buildings		1,151,223		(328,701)		(2,117)		820,405
Leasehold improvements		545,936		(495,966)		—		49,970
Equipment and vehicles		1,437,687		(1,328,503)		—		109,184
Construction in-progress		—		—		—		—
Financial lease assets		66,641		(57,741)		—		8,900

	￦	5,116,453	￦	(2,210,911)	￦	(2,117)	￦	2,903,425

106

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in property and equipment for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending

Land	￦	1,914,966	￦	4,786	￦	(35,698)	￦	—	￦	—	￦	(25)	￦	1,884,029
Buildings		820,405		10,226		2,186		—		(27,093)		(80)		805,644
Leasehold improvements		49,970		2		29,628		(138)		(35,248)		3,256		47,470
Equipment and vehicles		109,184		88,570		1,946		(313)		(70,393)		934		129,928
Construction in-progress		—		54,859		(54,253)		—		—		—		606
Financial lease assets		8,900		29,152		(1,946)		—		(15,589)		—		20,517

	￦	2,903,425	￦	187,595	￦	(58,137)	￦	(451)	￦	(148,323)	￦	4,085	￦	2,888,194

(In millions of Korean won)
	2013
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending

Land	￦	1,932,744	￦	102	￦	(17,640)	￦	(167)	￦	—	￦	(73)	￦	1,914,966
Buildings		835,840		776		11,386		(219)		(27,136)		(242)		820,405
Leasehold improvements		49,627		736		32,718		(22)		(42,307)		9,218		49,970
Equipment and vehicles		108,881		77,051		—		(234)		(76,553)		39		109,184
Construction in-progress		893		51,268		(52,161)		—		—		—		—
Financial lease assets		9,767		10,734		—		—		(11,601)		—		8,900

	￦	2,937,752	￦	140,667	￦	(25,697)	￦	(642)	￦	(157,597)	￦	8,942	￦	2,903,425

[1]	Including transfers from investment property and assets held for sale.

107

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
2014
Beginning	Impairment		Reversal		Others		Ending

￦ (2,117)	￦	—	￦	—	￦	—	￦ (2,117)

(In millions of Korean won)
2013
Beginning	Impairment		Reversal		Others		Ending

￦ (3,242)	￦	—	￦	—	￦	1,125	￦ (2,117)

The details of investment property as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	253,533	￦	—	￦	253,533
Buildings		167,931		(12,198)		155,733

	￦	421,464	￦	(12,198)	￦	409,266

	2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	122,190	￦	—	￦	122,190
Buildings		89,001		(10,186)		78,815

	￦	211,191	￦	(10,186)	￦	201,005

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2013, are as follows:

(In millions of Korean won)	2014
	Fair Value		Valuation technique	Inputs

Land and Buildings	￦	409,647	Cost model	- Price per square meter - Replacement cost

As of December 31, 2014 and 2013, fair values of the investment properties amount to ￦409,647 million and ￦221,884 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

108

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Rental income from the above investment properties for the years ended December 31, 2014 and 2013, amounts to ￦7,167 million and ￦5,016 million, respectively.

The changes in investment property for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Acquisitions		Transfers		Depreciation		Ending

Land	￦	122,190	￦	132,923	￦	(1,580)	￦	—	￦	253,533
Buildings		78,815		79,072		147		(2,301)		155,733

	￦	201,005	￦	211,995	￦	(1,433)	￦	(2,301)	￦	409,266

(In millions of Korean won)	2013
	Beginning		Acquisitions		Transfers		Depreciation		Ending

Land	￦	70,046	￦	56,056	￦	(3,912)	￦	—	￦	122,190
Buildings		22,158		58,553		(74)		(1,822)		78,815

	￦	92,204	￦	114,609	￦	(3,986)	￦	(1,822)	￦	201,005

Property and equipment insured as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
		2014		2013		Insurance company
Type	Assets insured	Insurance coverage

General property insurance	Buildings[1] Leasehold improvements Equipment and vehicles and others	￦	1,085,153 108,281 103,008	￦	991,003 109,107 76,084	Samsung Fire & Marine Insurance Co., Ltd. and others

		￦	1,296,442	￦	1,176,194

[1]	Buildings include office buildings, investment properties and assets held for sale.

109

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

15.	Intangible Assets

The details of intangible assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	66,490	￦	—	￦	—	￦	66,490
Other intangible assets		714,034		(568,100)		(5,529)		140,405

	￦	780,524	￦	(568,100)	￦	(5,529)	￦	206,895

(In millions of Korean won)	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	66,490	￦	—	￦	—	￦	66,490
Other intangible assets		696,380		(532,794)		(5,492)		158,094

	￦	762,870	￦	(532,794)	￦	(5,492)	￦	224,584

The details of goodwill as of December 31, 2014 and 2013, are as follows:

	2014				2013
(In millions of Korean won)	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202

	￦	66,490	￦	66,490	￦	66,490	￦	66,490

There is no change in goodwill for the years ended December 31, 2014 and 2013.

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2014, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank
	Retail Banking		Corporate Banking		KB Cambodia Bank		Total

Carrying amounts	￦	49,315	￦	15,973	￦	1,202	￦	66,490
Recoverable amount exceeded carrying amount		1,090,789		1,058,505		735		2,150,029
Discount rate (%)		17.1		17.5		33.4
Permanent growth rate (%)		2.0		2.0		2.0

110

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦49,315 million and ￦15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 2.0% for Retail Banking, Corporate Banking and KB Cambodia Bank every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

111

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of intangible assets, excluding goodwill, as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,295	￦	(1,006)	￦	—	￦	289
Software		560,121		(505,998)		—		54,123
Other intangible assets		128,644		(60,743)		(5,529)		62,372
Finance leases assets		23,974		(353)		—		23,621

	￦	714,034	￦	(568,100)	￦	(5,529)	￦	140,405

(In millions of Korean won)	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,245	￦	(881)	￦	—	￦	364
Software		539,293		(460,775)		—		78,518
Other intangible assets		126,391		(49,743)		(5,492)		71,156
Finance leases assets		29,451		(21,395)		—		8,056

	￦	696,380	￦	(532,794)	￦	(5,492)	￦	158,094

112

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Beginning		Acquisition		Transfer		Disposal		Amortization		Others		Ending
Industrial property rights	￦	364	￦	36	￦	—	￦	—	￦	(117)	￦	6	￦	289
Software		78,518		16,370		4,528		—		(44,491)		(802)		54,123
Other intangible assets[1]		71,156		1,673		—		(2,577)		(8,252)		372		62,372
Finance leases assets		8,056		28,208		(4,528)		—		(8,115)		—		23,621

	￦	158,094	￦	46,287	￦	—	￦	(2,577)	￦	(60,975)	￦	(424)	￦	140,405

(In millions of Korean won)
	2013
	Beginning		Acquisition		Disposal		Amortization		Others		Ending
Industrial property rights	￦	373	￦	104	￦	—	￦	(111)	￦	(2)	￦	364
Software		127,626		21,196		—		(69,499)		(805)		78,518
Other intangible assets[1]		63,240		24,674		(2,981)		(6,150)		(7,627)		71,156
Finance leases assets		7,089		6,036		—		(5,069)		—		8,056

	￦	198,328	￦	52,010	￦	(2,981)	￦	(80,829)	￦	(8,434)	￦	158,094

[1]	Impairment loss for membership rights under other intangible assets with indefinite useful lives was recognized when their recoverable amount is lower than their carrying amount, and reversal of impairment losses was recognized when their recoverable amount is higher than their carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Beginning	Impairment	Reversal		Others	Ending
Accumulated impairment losses on intangible assets	￦ (5,492)	￦ (128)	￦	321	￦ (230)	￦ (5,529)

	2013
(In millions of Korean won)	Beginning	Impairment	Reversal		Others	Ending
Accumulated impairment losses on intangible assets	￦ (4,801)	￦ (723)	￦	24	￦ 8	￦ (5,492)

113

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

16.	Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	65,033	￦	—	￦	65,033
Impairment losses on property and equipment		5,412		—		5,412
Interest on equity index-linked deposits		183		—		183
Share-based payments		7,806		—		7,806
Provisions for guarantees		50,115		—		50,115
Gains(losses) from valuation on derivatives		—		(51,167)		(51,167)
Present value discount		—		(34)		(34)
Gains(losses) from fair value hedged		12,834		—		12,834
Accrued interest		—		(48,019)		(48,019)
Deferred loan origination fees and costs		—		(110,160)		(110,160)
Gains from revaluation		—		(272,696)		(272,696)
Investments in subsidiaries and associates		6,336		(71,565)		(65,229)
Others		562,200		(261,322)		300,878

		709,919		(814,963)		(105,044)
Offsetting of deferred income tax assets and liabilities		(704,605)		704,605		—

Total	￦	5,314	￦	(110,358)	￦	(105,044)

	2013
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	78,295	￦	—	￦	78,295
Impairment losses on property and equipment		2,873		—		2,873
Interest on equity index-linked deposits		340		—		340
Share-based payments		8,241		—		8,241
Provisions for guarantees		50,461		—		50,461
Gains(losses) from valuation on derivatives		—		(13,196)		(13,196)
Present value discount		195		—		195
Gains(losses) from fair value hedged		16,670		—		16,670
Accrued interest		—		(60,327)		(60,327)
Deferred loan origination fees and costs		—		(93,960)		(93,960)
Gains from revaluation		—		(273,806)		(273,806)
Investments in subsidiaries and associates		69,706		(59,923)		9,783
Others		417,242		(262,732)		154,510

		644,023		(763,944)		(119,921)
Offsetting of deferred income tax assets and liabilities		(643,580)		643,580		—

Total	￦	443	￦	(120,364)	￦	(119,921)

114

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦27,367 million associated with investments in subsidiaries and associates as of December 31, 2014, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as of December 31, 2014.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦547,965 million associated with investments in subsidiaries and associates as of December 31, 2014, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦199 million, ￦80,204 million and ￦18,185 million associated other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2014, due to the uncertainty that these will be realized in the future.

115

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in cumulative temporary differences for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Gains(losses) from fair value hedge	￦	68,884	￦	68,884	￦	53,033	￦	53,033
Other provisions		323,781		323,781		268,931		268,931
Impairment losses on property and equipment		11,873		11,873		22,363		22,363
Interest on equity index-linked deposits		1,407		1,325		676		758
Share-based payments		34,053		34,053		32,256		32,256
Provisions for guarantees		208,517		208,517		207,087		207,087
Present value discount		804		804		—		—
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		882,728		308,051		4,802		579,479
Others		1,737,460		1,017,320		1,621,331		2,341,471

		3,349,711	￦	1,974,608	￦	2,210,479		3,585,582

Unrecognized deferred income tax assets:
Other provisions		250						199
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		595,196						547,965
Others		13,376						18,185

	￦	2,660,685					￦	2,939,029
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	644,023					￦	709,919

116

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(249,286)	￦	(217,151)	￦	(166,289)	￦	(198,424)
Deferred loan origination fees and costs		(388,266)		(388,266)		(455,207)		(455,207)
Gains(losses) from valuation on derivatives		(54,531)		(54,531)		(211,434)		(211,434)
Present value discount		—		—		(140)		(140)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains from revaluation		(1,131,429)		(4,587)		—		(1,126,842)
Investment in subsidiaries and associates		(365,424)		(57,931)		(15,199)		(322,692)
Others		(1,087,088)		(376,397)		(369,155)		(1,079,846)

		(3,341,312)	￦	(1,098,863)	￦	(1,217,424)		(3,459,873)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(118,748)						(27,367)

	￦	(3,157,276)					￦	(3,367,218)
Tax rate (%)		24.2						24.2

Total deferred income tax liabilities from deductible temporary differences	￦	(763,944)					￦	(814,962)

117

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Gains(losses) from fair value hedge	￦	127,281	￦	127,281	￦	68,884	￦	68,884
Other provisions		318,070		318,070		323,781		323,781
Impairment losses on property and equipment		8,723		8,723		11,873		11,873
Interest on equity index-linked deposits		2,985		2,985		1,407		1,407
Share-based payments		24,986		24,986		34,053		34,053
Provisions for guarantees		208,247		208,247		208,517		208,517
Present value discount		245		245		804		804
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		591,676		7,737		298,789		882,728
Others		1,469,644		698,775		966,591		1,737,460

		2,832,061	￦	1,397,049	￦	1,914,699		3,349,711

Unrecognized deferred income tax assets:
Share-based payments		10						—
Other provisions		817						250
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		398,516						595,196
Others		6,870						13,376

	￦	2,345,644					￦	2,660,685
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	567,774					￦	644,023

118

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(261,908)	￦	(216,665)	￦	(204,043)	￦	(249,286)
Deferred loan origination fees and costs		(347,996)		(347,996)		(388,266)		(388,266)
Gains(losses) from valuation on derivatives		(152,020)		(152,020)		(54,531)		(54,531)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains from revaluation		(1,132,933)		(1,504)		—		(1,131,429)
Investment in subsidiaries and associates		(395,186)		(80,596)		(50,834)		(365,424)
Others		(944,473)		(376,881)		(519,495)		(1,087,087)

		(3,299,804)	￦	(1,175,662)	￦	(1,217,169)		(3,341,311)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(83,745)						(118,749)

	￦	(3,150,771)					￦	(3,157,274)
Tax rate (%)		24.2						24.2

Total deferred income tax liabilities from deductible temporary differences	￦	(762,677)					￦	(763,944)

119

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

17.	Other Assets

The details of other assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Other financial assets
Other receivables	￦	2,663,441	￦	2,820,204
Accrued income		754,702		792,882
Guarantee deposits		1,291,907		1,334,257
Domestic exchange settlement debits		2,086,792		723,886
Others		20,924		19,089
Allowances for loan losses		(288,245)		(527,114)
Present value discount		(489)		(555)

		6,529,032		5,162,649

Other non-financial assets
Other receivables		1,187		528
Prepaid expenses		182,936		221,160
Guarantee deposits		3,607		3,663
Others		34,925		65,351
Allowances on other assets		(23,174)		(16,146)

		199,481		274,556

	￦	6,728,513	￦	5,437,205

The changes in allowances for loan losses on other assets for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Other financial assets		Other non- financial assets		Total
Beginning	￦	527,114	￦	16,146	￦	543,260
Provision		27,415		4,065		31,480
Written-off		(290,329)		(2,435)		(292,764)
Others		24,045		5,398		29,443

Ending	￦	288,245	￦	23,174	￦	311,419

(In millions of Korean won)	2013
	Other financial assets		Other non- financial assets		Total
Beginning	￦	524,661	￦	7,820	￦	532,481
Provision		7,927		15,041		22,968
Written-off		(5,474)		(6,715)		(12,189)

Ending	￦	527,114	￦	16,146	￦	543,260

120

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

18.	Assets held for sale

Fair value measurement of assets held for sale

The details of assets held for sale as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	47,418	￦	(9,442)	￦	37,976	￦	40,530
Buildings		26,862		(10,804)		16,058		17,429

	￦	74,280	￦	(20,246)	￦	54,034	￦	57,959

(In millions of Korean won)	2013
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	21,380	￦	(5,109)	￦	16,271	￦	16,271
Buildings		9,634		(4,978)		4,656		4,656

	￦	31,014	￦	(10,087)	￦	20,927	￦	20,927

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2014, are as follows:

(In millions of Korean won)	2014
	Fair value		Valuation technique[1]	Unobservable inputs[2]	Range of unobservable inputs (%)	Effect of unobservable inputs on fair value
Land and buildings	￦	57,982	Market comparison approach model	Adjustment index	0.17~2.00	Fair value increases as the adjustment index rises
				Adjustment ratio	-20.00~0.00	Fair value decreases as the absolute value of adjustment ratio rises

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

121

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
2014
Beginning	Provision	Reversal		Others		Ending

￦ (10,087)	￦ (15,943)	￦	—	￦	5,784	￦ (20,246)

(In millions of Korean won)
2013
Beginning	Provision	Reversal		Others		Ending

￦ (5,759)	￦ (9,044)	￦	—	￦	4,716	￦ (10,087)

As of December 31, 2014, assets held for sale consist of 15 real estates of closed offices, which the management of the Group was committed to a plan to sell, but not sold by December 31, 2014. As of December 31, 2014, three assets out of above assets held for sale are under negotiation for sale and the remaining 12 assets are also being actively marketed.

19.	Deposits

Deposits as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Deposits	￦	211,611,432	￦	200,967,688

122

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of deposits as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Demand deposits in Korean won
Checking deposits	￦	183,805	￦	322,389
Household checking deposits		495,268		467,229
Special deposits		3,017,638		2,705,704
Ordinary deposits		28,070,909		24,570,520
Public fund deposits		81,899		75,127
Treasury deposits		5,012		5,148
General savings deposits		30,195,868		28,077,274
Corporate savings deposits		13,741,817		10,813,213
Nonresident’s deposit in Korean won		53,079		67,468
Nonresident’s free deposit in Korean won		16,761		15,002
Other demand deposits		27,535		28,008

		75,889,591		67,147,082

Demand deposits in foreign currencies
Checking deposits		114,589		251,072
Ordinary deposits		2,813,236		2,471,292
Special deposits		1,677		5,325
Others		87,936		52,765

		3,017,438		2,780,454

		78,907,029		69,927,536

Time deposits in Korean won
Time deposits		110,861,684		108,144,843
Installment savings deposits		10,111,644		11,069,012
Good-sum formation savings		843,065		422,486
Nonresident’s deposit in Korean won		137,578		151,853
Long-term savings deposits for workers		1,488		1,543
Nonresident’s free deposit in Korean won		26,361		41,085
Long-term housing savings deposits		1,425,949		2,055,708
Long-term savings for households		163		190
Preferential savings deposits for workers		143		244
Mutual installment deposits		1,266,208		1,478,473
Mutual installment for housing		755,764		853,392
Others		3,207,318		3,093,949

		128,637,365		127,312,778

Fair value adjustments on fair value hedged time deposits in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)		(958)		—

		128,636,407		127,312,778

Time deposits in foreign currencies
Time deposits		2,456,599		2,082,865
Installment savings deposits		3,053		4,035
Others		25,297		16,195

		2,484,949		2,103,095

		131,121,356		129,415,873

Certificates of deposits		1,583,047		1,624,279

Total deposits	￦	211,611,432	￦	200,967,688

123

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

20.	Debts

The details of debts as of December 31, 2014 and 2013, consist of:

(In millions of Korean won)	2014		2013
Borrowings	￦	11,271,860	￦	10,541,705
Bonds sold under repurchase agreements and others		203,944		460,249
Call money		2,821,656		2,567,969

	￦	14,297,460	￦	13,569,923

The details of borrowings as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2014		2013
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~1.00	￦	1,002,796	￦	557,998
	Borrowings from the government	KEMCO and others	0.00~5.00		611,378		626,593
	Borrowings from banking institutions	Industrial Bank of Korea	1.97		874		1,877
	Borrowings from non-banking financial institutions	Korea Development Bank	0.71~2.70		187,452		142,511
	Other borrowings	Korea Finance Corporation and others	0.00~7.50		3,399,780		3,361,261

					5,202,280		4,690,240

Borrowings in foreign currencies	Due to banks	Royal Bank of Canada and others	—		3,313		158,179
	Borrowings from banking institutions	Wells Fargo Securities and others	0.21~1.70		3,522,159		3,831,929
	Borrowings from other financial institutions	Korea Finance Corporation	0.61~1.36		34,460		3,166
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,509,648		1,858,191

					6,069,580		5,851,465

				￦	11,271,860	￦	10,541,705

124

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of bonds sold under repurchase agreements and others as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2014		2013

Bonds sold under repurchase agreements	Individuals, groups, corporations	2.08~3.63	￦	148,869	￦	382,779
Bills sold	Individuals, corporations	1.09~2.62		55,075		77,470

			￦	203,944	￦	460,249

The details of call money as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2014		2013

Call money in Korean won	Woori Bank and others	1.83~1.98	￦	1,822,000	￦	1,569,400
Call money in foreign currencies	Central Bank of Uzbekistan and others	0.10~3.61		999,656		998,569

			￦	2,821,656	￦	2,567,969

Call money and borrowings from financial institutions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Bank of Korea		Other Banks		Others		Total

Call money	￦	—	￦	1,933,656	￦	888,000	￦	2,821,656
Borrowings		1,277,596		5,386,518		591,642		7,255,756

	￦	1,277,596	￦	7,320,174	￦	1,479,642	￦	10,077,412

(In millions of Korean won)	2013
	Bank of Korea		Other Banks		Others		Total

Call money	￦	1,001	￦	1,890,569	￦	676,399	￦	2,567,969
Borrowings		557,998		5,536,151		459,702		6,553,851

	￦	558,999	￦	7,426,720	￦	1,136,101	￦	9,121,820

125

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

21.	Debentures

The details of debentures as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2014		2013
Debentures in Korean won
Structured debentures	0.40 ~ 8.62	￦	1,239,238	￦	1,499,238
Subordinated fixed rate debentures in Korean won	3.08 ~ 7.51		4,566,124		8,648,474
Fixed rate debentures in Korean won	2.11 ~ 4.09		6,390,553		2,941,142
Floating rate debentures in Korean won	2.17		150,000		102,858

			12,345,915		13,191,712

Fair value adjustments on fair value hedged debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current year portion)			5,732		(31,577)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			48,183		81,369

			53,915		49,792

Discount or premium on debentures in Korean won
Discount on debentures			(38,980)		(8,547)

			12,360,850		13,232,957

Debentures in foreign currencies
Floating rate debentures	0.38 ~ 1.48		1,318,415		826,770
Fixed rate debentures	0.60 ~ 3.63		1,578,980		2,335,059

			2,897,395		3,161,829

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current year portion)			(10,309)		(42,195)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			10,384		(130,011)

			75		(172,206)

Discount or premium on debentures in foreign currencies
Discount on debentures			(7,856)		(9,822)

			2,889,614		2,979,801

		￦	15,250,464	￦	16,212,758

126

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in debentures based on face value for the years ended December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	￦	1,499,238	￦	80,000	￦	(340,000)	￦	—	￦	1,239,238
Subordinated fixed rate debentures in Korean won		8,648,474		—		(4,082,350)		—		4,566,124
Fixed rate debentures in Korean won		2,941,142		4,670,000		(1,220,589)		—		6,390,553
Floating rate debentures in Korean won		102,858		353,200		(306,058)		—		150,000

		13,191,712		5,103,200		(5,948,997)		—		12,345,915

Debentures in foreign currencies
Floating rate debentures		826,770		754,003		(319,157)		56,799		1,318,415
Fixed rate debentures		2,335,059		803,503		(1,633,588)		74,006		1,578,980

		3,161,829		1,557,506		(1,952,745)		130,805		2,897,395

	￦	16,353,541	￦	6,660,706	￦	(7,901,742)	￦	130,805	￦	15,243,310

	2013
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	(100,000)	￦	—	￦	—
Structured debentures		1,699,238		100,000		(300,000)		—		1,499,238
Subordinated fixed rate debentures in Korean won		7,896,780		1,000,000		(248,306)		—		8,648,474
Fixed rate debentures in Korean won		3,227,425		1,300,000		(1,586,283)		—		2,941,142
Floating rate debentures in Korean won		104,158		302,600		(303,900)		—		102,858

		13,027,601		2,702,600		(2,538,489)		—		13,191,712

Debentures in foreign currencies
Floating rate debentures		438,453		537,850		(176,050)		26,517		826,770
Fixed rate debentures		2,553,814		657,465		(772,364)		(103,856)		2,335,059

		2,992,267		1,195,315		(948,414)		(77,339)		3,161,829

	￦	16,019,868	￦	3,897,915	￦	(3,486,903)	￦	(77,339)	￦	16,353,541

127

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

22.	Provisions

The details of provisions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Provisions for unused loan commitments	￦	125,345	￦	139,997
Provisions for acceptances and guarantees		207,927		209,110
Provisions for asset retirement obligation		68,999		67,995
Other		81,104		122,635

	￦	483,375	￦	539,737

Provisions for unused loan commitments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	43,129,862	￦	90,678	0.21
Retail loan commitments		13,846,701		34,667	0.25

	￦	56,976,563	￦	125,345	0.22

(In millions of Korean won)	2013
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	42,972,292	￦	101,876	0.24
Retail loan commitments		13,922,285		38,121	0.27

	￦	56,894,577	￦	139,997	0.25

128

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Provisions for acceptances and guarantees as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,098,048	￦	37,507	3.42
Confirmed acceptances and guarantees in foreign currencies		4,061,444		79,966	1.97
Unconfirmed acceptances and guarantees		3,886,332		90,454	2.33

	￦	9,045,824	￦	207,927	2.30

(In millions of Korean won)	2013
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,231,551	￦	42,596	3.46
Confirmed acceptances and guarantees in foreign currencies		4,532,037		96,077	2.12
Unconfirmed acceptances and guarantees		4,041,087		70,437	1.74

	￦	9,804,675	￦	209,110	2.13

129

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	139,997	￦	209,110	￦	349,107
Effects of changes in foreign exchange rate		547		3,359		3,906
Reversal		(15,199)		(4,542)		(19,741)

Ending	￦	125,345	￦	207,927	￦	333,272

(In millions of Korean won)	2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	147,257	￦	208,746	￦	356,003
Effects of changes in foreign exchange rate		(165)		(961)		(1,126)
Provision(Reversal)		(7,095)		1,325		(5,770)

Ending	￦	139,997	￦	209,110	￦	349,107

130

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in provisions for asset retirement obligation for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Beginning	￦	67,995	￦	58,701
Provision		2,722		3,184
Used		(4,324)		(1,836)
Unwinding of discount		2,561		1,994
Effects of changes in discount rate		45		5,952

Ending	￦	68,999	￦	67,995

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Provisions for membership rewards program	￦	76	￦	69
Dormant accounts		33,996		16,838
Provisions for litigations		2,622		3,257
Provisions for financial guarantee contracts		2,718		2,699
Others		41,692		99,772

	￦	81,104	￦	122,635

131

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in other provisions for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liabilities		Others		Total
Beginning	￦	69	￦	16,838	￦	3,257	￦	2,699	￦	99,772	￦	122,635
Provision (Reversal)		164		49,040		(632)		19		(892)		47,699
Used and Others		(157)		(31,882)		(3)		—		(57,188)		(89,230)

Ending	￦	76	￦	33,996	￦	2,622	￦	2,718	￦	41,692	￦	81,104

(In millions of Korean won)
	2013
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liabilities		Others		Total
Beginning	￦	151	￦	16,028	￦	2,977	￦	7,383	￦	96,108	￦	122,647
Provision (Reversal)		160		10,595		786		(4,684)		24,310		31,167
Used and Others		(242)		(9,785)		(506)		—		(20,646)		(31,179)

Ending	￦	69	￦	16,838	￦	3,257	￦	2,699	￦	99,772	￦	122,635

132

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

23.	Net defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the year incurred through other comprehensive income.

133

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in the net defined benefit liabilities (assets) for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	905,999	￦	(854,474)	￦	51,525
Current service cost		146,118		—		146,118
Interest cost(income)		35,833		(33,788)		2,045
Remeasurements:
-Actuarial loss arising from changes in financial assumptions		95,786		—		95,786
-Actuarial loss arising from experience adjustment		3,003		—		3,003
-Return on plan assets (excluding amounts included in interest income)		—		11,505		11,505
Contributions		—		(249,500)		(249,500)
Payments from plans (benefit payments)		(32,908)		32,908		—
Payments from the Group		(2,961)		—		(2,961)
Transfer in		1,352		(1,352)		—
Transfer out		(1,826)		1,826		—
Exchange difference on foreign currency plans		(28)		—		(28)

Ending	￦	1,150,368	￦	(1,092,875)	￦	57,493

134

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	878,298	￦	(805,237)	￦	73,061
Current service cost		156,073		—		156,073
Interest cost(income)		31,030		(28,455)		2,575
Gain on settlement		(4,244)		—		(4,244)
Remeasurements:
-Actuarial loss arising from changes in demographic assumptions		710		—		710
-Actuarial gain arising from changes in financial assumptions		(62,580)		—		(62,580)
-Actuarial loss arising from experience adjustment		6,109		—		6,109
-Return on plan assets (excluding amounts included in interest income)		—		952		952
Contributions		—		(116,803)		(116,803)
Payments from plans (settlement)		(65,493)		65,212		(281)
Payments from plans (benefit payments)		(30,355)		30,355		—
Payments from the Group		(3,715)		—		(3,715)
Transfer in		1,354		(1,354)		—
Transfer out		(1,093)		856		(237)
Exchange difference on foreign currency plans		(95)		—		(95)

Ending	￦	905,999	￦	(854,474)	￦	51,525

135

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of the net defined benefit liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Present value of defined benefit obligation	￦	1,150,368	￦	905,999
Fair value of plan assets		(1,092,875)		(854,474)

Net defined benefit liabilities	￦	57,493	￦	51,525

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Current service cost	￦	146,118	￦	156,073
Interest expenses of net defined benefit liabilities		2,045		2,575
Gain on settlement		—		(4,244)

Total	￦	148,163	￦	154,404

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2014 and 2013, are as follows:

(in millions of Korean won)	2014		2013
Remeasurements:
-Actuarial loss arising from changes in demographic assumptions	￦	—	￦	(710)
-Actuarial loss arising from changes in financial assumptions		(95,786)		62,580
-Actuarial loss arising from experience adjustment		(3,003)		(6,109)
-Return on plan assets (excluding amounts included in interest income)		(11,505)		(952)
Income tax effects		26,691		(13,264)

Remeasurements after income tax	￦	(83,603)	￦	41,545

The details of fair value of plan assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	￦	—	￦	1,073,723	￦	1,073,723
Repurchase agreements		—		19,152		19,152

	￦	—	￦	1,092,875	￦	1,092,875

(In millions of Korean won)	2013
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	￦	—	￦	849,336	￦	849,336
Repurchase agreements		—		5,138		5,138

	￦	—	￦	854,474	￦	854,474

136

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Key actuarial assumptions used as of December 31, 2014 and 2013, are as follows:

	Ratio (%)
	2014	2013
Discount rate (%)	3.00	4.00
Salary increase rate (%)	1.83 ~ 4.55	2.50~4.55
Turnover (%)	0.70	0.70

Mortality assumptions are based on the 7th experience-based mortality table of Korea Insurance Development Institute of 2012.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2014, is as follows:

(In millions of Korean won)		Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5%	4.30% decrease	4.61% increase
Salary increase rate (%)	0.5%	4.23% increase	4.00% decrease
Turnover (%)	0.5%	0.44% decrease	0.46% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions using the same method, the projected unit credit method, is applied when calculating the defined benefit obligations recognized within the statement of financial position.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2014, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Between 5 and 10 years		Over 10 years		Total
Pension benefits	￦	23,532	￦	80,546	￦	310,494	￦	840,246	￦	587,758	￦	1,842,576

The weighted average duration of the defined benefit obligations is 9.1 years.

Expected contributions to plan assets for the periods after December 31, 2014, are estimated to be approximately ￦170,000 million.

137

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

24.	Other liabilities

The details of other liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Other financial liabilities
Other payables	￦	2,570,369	￦	2,374,288
Prepaid card and debit cards		1,760		1,928
Accrued expenses		2,963,749		3,906,527
Financial guarantee liabilities		12,956		11,797
Deposits for letter of guarantees and others		142,571		141,689
Domestic exchange settlement credits		118,550		986,432
Foreign exchanges settlement credits		69,440		83,237
Borrowings from other business accounts		40,383		7,911
Payables to trust accounts		2,548,578		2,423,675
Liabilities incurred from agency relationship		505,664		532,157
Account for agency businesses		340,061		384,921
Others		30,766		10,568

		9,344,847		10,865,130

Other non-financial liabilities
Other payables		223,625		145,696
Unearned revenue		42,414		47,445
Accrued expenses		142,385		142,463
Withholding taxes		97,976		106,116
Others		33,028		65,349

		539,428		507,069

	￦	9,884,275	￦	11,372,199

138

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

25.	Equity

25.1 Capital Stock

The details of outstanding shares of the Group as of December 31, 2014 and 2013, are as follows:

	Ordinary shares
	2014		2013
Number of shares authorized		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of shares		404,379,116		404,379,116
Capital stock[1]	￦	2,021,896	￦	2,021,896

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Paid-in capital in excess of par value	￦	4,604,417	￦	4,604,417
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other capital surplus		40,389		40,389

	￦	5,219,704	￦	5,219,704

The gain on business combination is a gain from a bargain purchase from the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

139

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Remeasurements of net defined benefit liabilities	￦	(87,688)	￦	(4,085)
Currency translation differences		(12,149)		(29,430)
Gain on valuation of available-for-sale financial assets		760,530		538,218
Gain on valuation of held-to-maturity financial assets		—		3
Losses on valuation of equity method investments		(89,882)		(57,087)

	￦	570,811	￦	447,619

25.4 Retained earnings

Retained earnings as of December 31, 2014 and 2013, consist of:

(In millions of Korean won)	2014		2013
Legal reserves	￦	1,997,380	￦	1,909,363
Regulatory reserve for credit losses		1,690,979		1,590,347
Voluntary reserves		8,946,874		8,369,234
Retained earnings before appropriation		1,492,829		1,388,594

	￦	14,128,062	￦	13,257,538

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Bank’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

140

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 29.1 through 29.2 of Regulation on supervision of Banking Business.

The details of the regulatory reserve for credit losses as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Beginning	￦	1,690,979	￦	1,590,347
Amounts estimated to be appropriated		176,782		100,632

Ending	￦	1,867,761	￦	1,690,979

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Provision of regulatory reserve for credit losses	￦	176,782	￦	100,632
Adjusted profit after provision of regulatory reserve for credit losses[1]		852,259		730,080

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not accordance with Korean IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

26.	Interest income and expense

The details of interest income and expense for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Interest income
Due from financial institutions	￦	142,644	￦	107,090
Loans		8,495,967		9,258,122
Financial investments
Available-for-sale financial assets		469,173		579,808
Held-to-maturity financial assets		452,652		505,038
Other		142,191		145,322

		9,702,627		10,595,380

Interest expenses
Deposits		3,842,482		4,274,624
Debts		228,146		261,077
Debentures		594,341		824,057
Other		66,212		75,382

		4,731,181		5,435,140

Net interest income	￦	4,971,446	￦	5,160,240

141

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Interest income recognized on impaired loans is ￦93,935 million (2013: ￦106,603 million) for the year ended December 31, 2014. Interest income recognized on impaired financial investments is ￦4 million for the year ended December 31, 2013.

27.	Fee and commission income and expense

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Fee and commission income
Banking activity fees	￦	171,909	￦	171,582
Lending activity fees		73,605		90,243
Agent activity fees		372,323		411,498
Trust and other fiduciary fees		203,426		137,558
Guarantee fees		29,283		34,173
Credit card related fees and commissions		1,612		1,809
Foreign currency related fees		96,020		102,047
Security activity commissions		145,718		174,179
Other business account commission on consignment		25,311		29,799
Debit card related fees and commissions		637		572
Others		151,494		128,190

		1,271,338		1,281,650

Fee and commission expense
Trading activity related fees[1]		8,872		9,742
Lending activity fees		18,548		19,535
Credit card related fees and commissions		1,149		1,301
Contributions to external institutions		18,614		17,454
Outsourcing related fees		55,508		55,465
Foreign currency related fees		11,452		12,483
Management fees of written-off loans		9,853		12,071
Others		69,297		48,855

		193,293		176,906

Net fee and commission income	￦	1,078,045	￦	1,104,744

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

142

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

28.	Net gains or losses from financial assets/liabilities at fair value through profit or loss

Net gains or losses from financial assets/liabilities at fair value through profit or loss held for trading includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Gains from financial instruments held for trading
Financial assets held for trading
Debt securities	￦	298,762	￦	251,490
Equity securities		12,314		31,829

		311,076		283,319

Derivatives held for trading
Interest rate		1,313,083		1,031,352
Currency		1,886,636		2,491,176
Stock or index		44,775		49,267
Other		801		2,252

		3,245,295		3,574,047

Financial liabilities held for trading		—		197

Other financial instruments		47		69

		3,556,418		3,857,632

Losses from financial instruments held for trading
Financial assets held for trading
Debt securities		19,553		71,706
Equity securities		34,118		29,034

		53,671		100,740

Derivatives held for trading
Interest rate		1,361,647		1,022,572
Currency		1,763,895		1,975,892
Stock or index		20,346		65,177
Other		401		2,268

		3,146,289		3,065,909

Financial liabilities held for trading		117		453

Other financial instruments		50		29

		3,200,127		3,167,131

Net gain or loss from financial instruments held for trading	￦	356,291	￦	690,501

143

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

29.	Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	—	￦	867
Gains on sale of available-for-sale financial assets		54,769		134,202

		54,769		135,069

Gain on sale of held-to-maturity financial assets		1,668		—
Gains on foreign exchange transactions		1,468,472		1,369,517
Dividend income		75,627		60,789
Others		153,059		161,369

		1,753,595		1,726,744

Other operating expenses
Expense related to available-for-sale financial assets
Losses on redemption of available-for-sale financial assets		6		65
Losses on sale of available-for-sale financial assets		2,242		15,458
Impairment on available-for-sale financial assets		180,784		155,194

		183,032		170,717

Impairment on held-to-maturity financial assets		—		5
Losses on foreign exchange transactions		1,452,100		1,663,967
Others		887,014		947,441

		2,522,146		2,782,130

Net other operating expenses	￦	(768,551)	￦	(1,055,386)

144

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

30.	General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Employee Benefits
Salaries and short-term employee benefits - salaries	￦	1,410,106	￦	1,395,233
Salaries and short-term employee benefits - welfare expense		652,004		631,584
Post-employment benefits - defined benefit plans		148,163		154,404
Post-employment benefits - defined contribution plans		4,425		2,980
Termination benefits		473		19,269
Share-based payments		7,234		14,616

		2,222,405		2,218,086

Depreciation and amortization		211,599		240,248

Other general and administrative expenses
Rental expense		262,834		267,992
Tax and dues		100,725		100,462
Communication		23,603		25,492
Electricity and utilities		23,312		22,878
Publication		14,681		14,412
Repairs and maintenance		13,798		13,924
Vehicle		9,155		9,745
Travel		3,313		3,817
Training		14,152		16,828
Service fees		85,097		83,967
Others		388,184		378,937

		938,854		938,454

	￦	3,372,858	￦	3,396,788

145

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

30.2 Share-based payments

30.2.1 Share options

The details of the share options as of December 31, 2014, are as follows:

(In number of shares)
	Grant date	Exercise year (Years)	Number of granted shares[1]	Vesting conditions

Series 22	2007.02.08	8	855,000	Service year: 1, 3 years
Series 23	2007.03.23	8	30,000	Service year: 3 years

			885,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2014 and 2013, are as follows:

(In Korean won, except shares)
	2014
	Number of granted shares						Number of	Exercise	Remaining
	Beginning		Expired		Ending		exercisable share	price per share	contractual life(Years)

Series 19		751,651		751,651		—	—	￦ —	—
Series 20		25,613		25,613		—	—	—	—
Series 21		18,987		18,987		—	—	—	—
Series 22		657,498		—		657,498	657,498	77,100	0.11
Series 23		15,246		—		15,246	15,246	84,500	0.22

		1,468,995		796,251		672,744	672,744

Weighted average exercise price	￦	77,235	￦	77,207	￦	77,268	￦ 77,268

(In Korean won, except shares)
	2013
	Number of granted shares						Number of	Exercise	Remaining
	Beginning		Expired		Ending		exercisable share	price per share	contractual life(Years)

Series 15-1		125,362		125,362		—	—	￦ —	—
Series 15-2		440,928		440,928		—	—	—	—
Series 17		29,441		29,441		—	—	—	—
Series 18		7,212		7,212		—	—	—	—
Series 19		751,651		—		751,651	751,651	77,063	0.23
Series 20		25,613		—		25,613	25,613	81,900	0.32
Series 21		18,987		—		18,987	18,987	76,600	0.82
Series 22		657,498		—		657,498	657,498	77,100	1.11
Series 23		15,246		—		15,246	15,246	84,500	1.22

		2,071,938		602,943		1,468,995	1,468,995

Weighted average exercise price	￦	68,909	￦	48,625	￦	77,235	￦ 77,235

146

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 22 (Directors)	￦	38,200	￦	77,100	11.15	0.05	￦	32	2.07	—
Series 22 (Employees)		38,200		77,100	11.15	0.05		32	2.07	—
Series 23 (Non-executive directors)		38,200		84,500	8.01	0.11		67	2.07	—

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

147

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

30.2.2 Share Grants

The Group changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of December 31, 2013, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 41	2012.08.02	23,521	Service period : 2 years [2,3]
Series 43	2012.11.26	13,918	Service period : 2 years [2,3]
Series 44	2013.01.01	17,242	Service period : 2 years [2,3]
Series 45	2013.01.01	9,698	Service period : 2 years [2,3]
Series 46	2013.01.01	103,440	Service period : 2 years [2,3]
Series 48	2013.07.23	74,666	Service period : 2 years [2,4]
Series 49	2013.07.24	101,828	Service period : 2 years [2,4]
Series 50	2013.07.24	82,926	Service period : 2 years [2,4]
Series 51	2013.07.25	9,899	Service period : 2 years [2,4]
Series 52	2013.08.01	10,278	Service period : 2 years [2,4]
Series 53	2013.07.19	69,256	Service period : 3 years [2,5]
Series 54	2013.07.23	26,689	Service period : 3 years [2,5]
Series 55	2014.01.03	11,060	Service period : 3 years [2,6]
Series 56	2013.12.30	17,798	Service period : 2 years [2,4]
Series 57	2014.01.01	44,265	Service period : 2 years [2,4]
Series 58	2014.01.01	78,700	Service period : 2 years [2,4]
Series 59	2014.08.26	9,106	Service period : 2 years [2,4]
Deferred grant in 2010	—	171	Satisfied
Deferred grant in 2011	—	8,454	Satisfied
Deferred grant in 2012	—	31,348	Satisfied
Deferred grant in 2013	—	92,316	Satisfied

		836,579

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	The 30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted financial results of the Bank, the targeted relative TSR and the targeted Value-up Index, respectively.
[4]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, the targeted relative TSR and the targeted financial results of the Bank, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted Value-up Index.

148

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

[5]	The 25%, 30% and 45% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted total assets growth rate, the targeted relative TSR and the targeted ROA, respectively.
[6]	The number of granted shares to be compensated is fixed and not linked to performance.

The details of share grants linked to short-term performance as of December 31, 2014, are as follows:

	Grant date	Number of vested shares [1]	Vesting conditions
Granted shares for 2010	2010.01.01	363	Satisfied
Granted shares for 2011	2011.01.01	46,845	Satisfied
Granted shares for 2012	2012.01.01	103,177	Satisfied
Granted shares for 2013	2013.01.01	102,343	Satisfied
Granted shares for 2014	2014.01.01	173,132	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2014, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
Series 41-1	0.00~3.00	2.07	—	36,389~38,111
Series 41-2	0.00~3.00	2.07	—	36,389~38,111
Series 43	0.00~3.00	2.07	—	36,389~38,111
Series 44	0.00~2.00	2.07	—	36,389~40,662
Series 45	0.00~3.00	2.07	—	36,389~38,111
Series 46	0.00~3.00	2.07	—	36,389~38,111
Series 48	0.56~4.00	2.07	35,029	36,389~36,835
Series 48-1	0.00~3.00	2.07	36,734	36,389~38,111
Series 48-2	0.00~3.00	2.07	38,617	36,389~38,111
Series 49	0.56~4.00	2.07	34,972	36,389~36,835
Series 49-1	0.65~4.00	2.07	34,906	36,389~36,835
Series 49-2	0.00~3.00	2.07	38,617	36,389~38,111
Series 50	0.56~4.00	2.07	34,972	36,389~36,835
Series 50-1	0.00~3.00	2.07	38,617	36,389~38,111
Series 51	0.00~3.00	2.07	38,617	36,389~38,111
Series 52	0.58~4.00	2.07	34,977	36,389~36,835
Series 53	0.00~2.68	2.07	38,284	36,317~40,991
Series 54	0.00~3.00	2.07	38,617	36,389~38,111
Series 55	2.01~5.01	2.08	—	36,551~37,053
Series 56	0.00~3.00	2.07	32,595	36,389~36,835
Series 56-1	0.00~3.00	2.07	36,854	36,389~38,111
Series 57	1.00~4.00	2.07	32,645	36,389~36,835
Series 57-1	0.00~3.00	2.07	38,617	36,389~38,111
Series 58	1.00~4.00	2.07	32,645	36,389~36,835
Series 59	0.00~3.00	2.07	38,617	36,389~38,111
Grant deferred in 2012	0.00~1.00	2.07	—	36,389~38,111
Grant deferred in 2013	0.00~2.00	2.07	—	36,205~38,111

Linked to short-term performance
Share granted in 2012	0.00~1.00	2.07	—	36,389~38,111
Share granted in 2013	0.00~2.00	2.07	—	36,389~38,111
Share granted in 2014	1.00~3.00	2.07	—	36,389~38,111

149

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price as of December 31, 2014, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2014 and 2013, the accrued expenses related to share-based payments including share options and share grants amounted to ￦32,256 million and ￦34,053 million, respectively, and the compensation costs from share options and share grants amounting to ￦7,234 million and ￦14,616 million were incurred during the years ended December 31, 2014 and 2013, respectively. There is no intrinsic value of the vested share options as of December 31, 2014 and 2013.

31.	Non-operating income and expenses

The details of non-operating income and expenses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Non-operating income
Gains of disposal in property and equipment and assets held for sale	￦	1,454	￦	844
Rent received		14,093		12,568
Others		57,535		47,237

		73,082		60,649

Non-operating expenses
Losses of disposal in property and equipment and assets held for sale		1,163		732
Donation		45,884		53,426
Restoration cost		1,818		709
Others		58,216		29,413

		107,081		84,280

Net non-operating expenses	￦	(33,999)	￦	(23,631)

150

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

32.	Income tax expense

Income tax expense for the years ended December 31, 2014 and 2013, consists of:

(In millions of Korean won)	2014		2013

Tax payable
Current tax expense	￦	415,966	￦	406,642
Adjustments recognized in the period for current tax of prior years		(13,855)		78,543

		402,111		485,185

Changes in deferred income tax assets (liabilities)		(14,876)		(74,982)

Income tax expense of overseas branches		6,202		4,796

Income tax recognized directly in equity
Changes in value of available-for-sale financial assets		(70,015)		(10,406)
Comprehensive income of investment under equity method		78		74
Changes in remeasurements of net defined benefit liabilities		26,691		(13,264)

		(43,246)		(23,596)

Consolidated tax effect		(18,957)		(10,504)

Tax expense	￦	331,234	￦	380,899

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2014 and 2013, follows:

(In millions of Korean won)	2014		2013

Net profit before income tax	￦	1,360,275	￦	1,211,611

Tax at the applicable tax rate[1]	￦	328,724	￦	292,747
Non-taxable income		(6,091)		(2,551)
Non-deductible expense		10,665		12,943
Tax credit and tax exemption		(141)		(756)
Temporary difference for which no deferred tax is recognized		17,788		47,125
Tax rebate for tax of prior years		(9,375)		32,934
Income tax expense of overseas branches		6,202		4,796
Tax effect of investments in subsidiaries		2,085		1,520
Income tax expense of overseas branch		765		(871)
Consolidated tax effect		(18,957)		(10,504)
Others		(431)		3,516

Tax expense	￦	331,234	￦	380,899

Tax expense / Net profit before income tax (%)		24.35		31.44

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22%, and for over ￦20 billion is 24.2%.

151

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of current tax liabilities (income tax payable) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Income tax refund receivable prior to offsetting[1]	￦	(215,345)	￦	(268,266)
Tax payables prior to offsetting[2]		414,239		406,080

Tax payables (receivable) after offsetting		198,894		137,814
Adjustment on consolidated tax payable and others[3]		(18,956)		(10,504)
Accounts payable[4]		(172,353)		(125,977)

Current tax payable	￦	7,585	￦	1,333

[1]	Excludes current tax assets of ￦305,831 million (2013: ￦329,443 million) by uncertain tax position, which do not qualify for offsetting.
[2]	Includes income tax payable of ￦1,338 million and ￦1,333 million under current tax liabilities as of December 31, 2014 and 2013, respectively, which are not to be offset against any income tax refund receivables, such as those of overseas branches.
[3]	Tax expense reduced due to the adoption of consolidated tax return was reclassified as tax benefit.
[4]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

152

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

33.	Dividends

The dividend to the shareholders of the parent company in respect of the year ended December 31, 2014, of ￦570 per share, amounting to total dividends of ￦230,496 million, is to be proposed at the annual general shareholders’ meeting on March 26, 2015. The Group’s consolidated financial statements as of December 31, 2014, do not reflect this dividend payable.

34.	Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Remeasurements of net defined benefit liabilities	￦	(4,085)	￦	(110,294)	￦	—	￦	26,691	￦	(87,688)
Currency translation differences		(29,430)		17,281		—		—		(12,149)
Gain(loss) on valuation of available-for-sale financial assets		538,218		360,397		(68,070)		(70,015)		760,530
Gain(loss) on valuation of held-to-maturity financial assets		3		—		(3)		—		—
Gain(loss) on valuation of equity method investments		(57,087)		(33,122)		249		78		(89,882)

	￦	447,619	￦	234,262	￦	(67,824)	￦	(43,246)	￦	570,811

(In millions of Korean won)	2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Remeasurements of net defined benefit liabilities	￦	(45,630)	￦	54,809	￦	—	￦	(13,264)	￦	(4,085)
Currency translation differences		(27,058)		(2,372)		—		—		(29,430)
Gain(loss) on valuation of available-for-sale financial assets		504,223		233,258		(188,857)		(10,406)		538,218
Gain(loss) on valuation of held-to-maturity financial assets		8		—		(5)		—		3
Gain(loss) on valuation of equity method investments		(47,389)		(9,772)		—		74		(57,087)

	￦	384,154	￦	275,923	￦	(188,862)	￦	(23,596)	￦	447,619

153

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

35.	Trust Accounts

Financial information of the trust accounts the Group manages as of and for the years ended December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014				2013
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	￦	3,614,835	￦	150,598	￦	3,462,823	￦	138,479
Unconsolidated		28,062,557		1,230,286		22,541,883		1,073,136

	￦	31,677,392	￦	1,380,884	￦	26,004,706	￦	1,211,615

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Group and the trust accounts for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Revenues
Fees and commissions from trust accounts	￦	203,426	￦	137,558
Commissions from early termination in trust accounts		129		69

		203,555		137,627

Expenses
Interest expenses on due to trust accounts		52,664		62,543

Assets
Accrued trust fees		24,054		23,332

Liabilities
Due to trust accounts		2,548,578		2,423,675
Accrued interest on due to trust accounts		5,790		4,576

		2,554,368		2,428,251

154

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

36.	Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Cash	￦	2,018,753	￦	1,963,148
Checks with other banks		525,452		734,574
Due from Bank of Korea		6,508,623		7,119,962
Due from other financial institutions		4,920,682		3,912,566

		13,973,510		13,730,250

Restricted due from financial institutions		(6,877,675)		(7,470,062)
Due from financial institutions with original maturities over three months		(763,775)		(427,548)

		(7,641,450)		(7,897,610)

	￦	6,332,060	￦	5,832,640

Significant non-cash transactions for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Decrease in loans due to the write-offs	￦	1,589,912	￦	1,677,292
Changes in accumulated other comprehensive income due to valuation of financial investments		222,309		33,990
Changes in accumulated other comprehensive income due to investment in associates		(32,795)		(9,698)
Changes in investment in associates due to debt-for-equity swap with Ssangyong Engineering & Construction Co., Ltd.		—		28,779
Changes in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		—		115,716
Changes in financial investments due to debt-for-equity swap with Hyundai Cement Co., Ltd.		25,178		—

Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Activities	2014		2013
Income tax paid	Operating	￦	303,291	￦	561,998
Interest received	Operating		10,204,384		11,030,359
Interest paid	Operating		4,834,915		6,025,179
Dividends received	Operating		82,897		62,221
Dividends paid	Financing		158,517		282,039

155

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

37.	Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	￦	428,815	￦	448,906
Others		669,233		782,645

		1,098,048		1,231,551

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit		327,963		281,049
Letter of guarantees		61,081		57,596
Bid bond		43,362		24,212
Performance bond		1,175,330		999,872
Refund guarantees		1,494,023		2,263,202
Others		959,685		906,106

		4,061,444		4,532,037

Financial guarantees
Acceptances and guarantee for issue of debentures		51,200		20,200
Acceptances and guarantees for mortgage		75,651		43,272
Overseas debt guarantees		392,021		319,080
International financing guarantees in foreign currencies		35,949		41,896
Others		600		—

		555,421		424,448

		5,714,913		6,188,036

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,825,919		3,265,906
Refund guarantees		1,060,413		775,181

		3,886,332		4,041,087

	￦	9,601,245	￦	10,229,123

156

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Acceptances and guarantees by counterparty as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,699,777	￦	2,936,635	￦	7,636,412	79.53
Small companies		857,004		562,655		1,419,659	14.79
Public and others		158,132		387,042		545,174	5.68

	￦	5,714,913	￦	3,886,332	￦	9,601,245	100.00

(In millions of Korean won)
	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,998,055	￦	2,723,162	￦	7,721,217	75.48
Small companies		1,029,029		623,803		1,652,832	16.16
Public and others		160,952		694,122		855,074	8.36

	￦	6,188,036	￦	4,041,087	￦	10,229,123	100.00

Acceptances and guarantees by industry as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	213,286	￦	3,573	￦	216,859	2.26
Manufacturing		3,179,368		2,410,472		5,589,840	58.22
Service		583,302		114,645		697,947	7.27
Wholesale and retail		932,282		788,804		1,721,086	17.93
Construction		709,582		215,382		924,964	9.63
Public		72,964		336,484		409,448	4.26
Others		24,129		16,972		41,101	0.43

	￦	5,714,913	￦	3,886,332	￦	9,601,245	100.00

(In millions of Korean won)
	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	145,198	￦	3,924	￦	149,122	1.46
Manufacturing		3,867,871		2,270,253		6,138,124	60.01
Service		523,698		115,710		639,408	6.25
Wholesale and retail		1,083,263		745,658		1,828,921	17.88
Construction		484,754		244,727		729,481	7.13
Public		72,577		635,326		707,903	6.92
Others		10,675		25,489		36,164	0.35

	￦	6,188,036	￦	4,041,087	￦	10,229,123	100.00

157

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Commitments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014		2013
Commitments
Corporate loan commitments	￦	43,129,862	￦	42,972,292
Retail loan commitments		13,846,701		13,922,285
Other acceptance and guarantees in Korean won		1,000,000		1,000,000
Other purchase of security investment		1,635,657		1,465,175

		59,612,220		59,359,752

Financial Guarantees
Credit line		3,809,478		2,572,424
Purchase of security investment		73,500		100,500

		3,882,978		2,672,924

	￦	63,495,198	￦	62,032,676

Other Matters (including litigation)

a) The Bank has filed 83 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ￦812,134 million, and faces 179 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦341,506 million, which arose in the normal course of the business and are still pending as of December 31, 2014.

Meanwhile, certain customers of the Bank have filed lawsuits against the Bank in connection with fees paid for the registration of fixed collateral. The first and second trials are in progress as of December 31, 2014. The Court ruled in favor and partially in favor of the Bank in the first trial and ruled in favor of the Bank in the second and third trials. There is a low probability of potential losses related to the aforementioned lawsuits.

b) According to shareholders’ agreement on September 25, 2009, among the Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, the Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between the Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017.

c) The face values of the securities sold to general customers through tellers’ sale amount to ￦26,487 million and ￦57,159 million as of December 31, 2014 and 2013, respectively.

d) The Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. The Bank paid this amount to the Tax authorities. Subsequently, the Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. The case was closed with a final favorable judgement by the Supreme Court in January 2015.

158

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

e) The Bank filed a claim for rectification of education tax paid for revenues regarding the credit card business before the spin-off. The claim was ruled in favor of the Bank by the Supreme Court in December 2012, and the refunded education tax amounting to ￦83,100 million was recognized as income.

Depending on the judgments of the court or the National Tax Service, the beneficiary of refunded education tax might be changed from the Bank to KB Kookmin Card Co., Ltd., in which the possibility is considered relatively low.

f) During the year ended December 31, 2013, the Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, the Bank was fined a total of ￦124,357 million for income taxes (including local income taxes) and paid ￦123,330 million, excluding local income tax amounting to ￦1,027 million recognized as non-trade payable as of December 31, 2014. Meanwhile, the appeal to the tax tribunal over the ￦114,283 million is currently pending as of December 31, 2014.

g) In relation to a tax credit for research and human resource development expenses, the Bank filed an administrative litigation (the aggregate amount in 2007 and 2008) and received a refund in the amount of ￦16,371 million from National Tax Service based on a recent Supreme Court precedent. However, the appeal to the tax tribunal (the aggregate amount in 2009 is ￦13,827 million) is currently pending as of December 31, 2014.

159

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

38.	Subsidiaries

The details of subsidiaries as of December 31, 2014, are as follows:

Name of subsidiaries	Ownership (%)	Location	Industry
Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Personal pension trust and 10 others [1]	—	Korea	Trust
KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd. and 6 others [2]	—	Korea and others	Asset-backed securitization and others
Heungkuk Multi Private Securities H-19 and 37 others [3]	100.00	Korea	Private equity fund
KB Wise Star Private Real Estate Feeder Fund 1st [3]	86.00	Korea	Investment Trust
KB Star Retail Private Master Real Estate 1 [2,4]	42.12	Korea	Investment Trust
KB Star Office Private Real Estate Investment Trust No.2 [2,4]	38.22	Korea	Investment Trust

[1]	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or, payment of principal and fixed rate of return.
[2]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[3]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power.
[4]	Ownerships are based on consolidated basis.

160

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The condensed financial information of major subsidiaries as of December 31, 2014 and 2013, and for the years ended December 31, 2014 and 2013, follows:

(In millions of Korean won)	2014
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) for the year
Kookmin Bank Int’l Ltd.(London)	￦	441,292	￦	365,483	￦	75,809	￦	11,069	￦	3,466
Kookmin Bank Hong Kong Ltd.		639,509		498,960		140,549		16,495		8,616
Kookmin Bank Cambodia PLC.		95,864		74,578		21,286		6,021		266
Kookmin Bank (China) Ltd.		1,259,847		846,151		413,696		43,507		7,984
Personal pension trust and 10 others		3,667,615		3,571,818		95,797		167,608		(443)

(In millions of Korean won)	2013
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) for the year
Kookmin Bank Int’l Ltd.(London)	￦	381,179	￦	311,990	￦	69,189	￦	10,253	￦	3,242
Kookmin Bank Hong Kong Ltd.		533,542		405,755		127,787		16,869		6,282
Kookmin Bank Cambodia PLC.		94,835		74,666		20,169		6,391		2,859
Kookmin Bank (China) Ltd.		1,143,619		753,289		390,330		34,691		(16,168)
Personal pension trust and 10 others		3,492,556		3,399,885		92,671		134,793		2,021

161

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Changes in non-controlling interest

The Group acquired additional equity interests in Kookmin Bank Cambodia PLC. in June 2013 for ￦1,463 million, with the carrying amount of the non-controlling interest amounting to ￦1,495 million. The Group derecognized non-controlling interests and recorded an increase in equity attributable to shareholders of the parent company of ￦32 million. As of December 31, 2014, the Group has 100% ownership.

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity

•	The Bank provides the capital commitment of ￦258,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ￦185,717 million has not been utilized. Based on the investment agreement, the Bank is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Bank provides the guarantees of payment of principal or principal and fixed rate of return, in case the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

Changes in subsidiaries

KB Star Office Private Real Estate Investment Trust No.2, Heungkuk Multi Private Securities H-19 and 100 other private equity funds were newly consolidated during the year ended December 31, 2014. KB Covered Bond First Securitization Specialty Co., Ltd. and three other SPCs, and KB Evergreen Private Securities 82 and 91 other private equity funds were excluded from the consolidation due to their liquidation.

162

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

39.	Unconsolidated Structured Entity

As of December 31, 2014, the nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and collection securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets
Project Financing	Granting PF loans to SOC and real property Granting loans to ships/aircrafts SPC	Construction of SOC and real property Building ships/Construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements
Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

As of December 31, 2014, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities are as follows:

(In millions of Korean won)
	2014
	Asset-backed securitization		Project Financing		Investment funds		Others		Total
Total assets of the unconsolidated structured entities	￦	9,953,552	￦	19,901,366	￦	6,072,832	￦	5,923,270	￦	41,851,020
Carrying amount on financial statements
Assets
Loans		192,619		2,315,744		—		252,195		2,760,558
Financial investments		564,156		13,778		912,042		17,000		1,506,976
Investments in associates		—		—		387,510		—		387,510
Other assets		2		—		—		—		2

	￦	756,777	￦	2,329,522	￦	1,299,552	￦	269,195	￦	4,655,046

Liabilities
Deposits	￦	300,015	￦	500,538	￦	15,834	￦	32,986	￦	849,373
Maximum exposure to loss[1]	￦	4,719,103	￦	4,581,520	￦	3,597,876	￦	491,313	￦	13,389,812

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments / capital commitments / purchase commitments and Acceptances and guarantees		Capital commitments		Loan commitments

163

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
	2013
	Asset-backed securitization		Project Financing		Investment funds		Others		Total
Total assets of the unconsolidated structured entities	￦	11,030,382	￦	24,570,257	￦	4,385,796	￦	3,502,834	￦	43,489,269
Carrying amount on financial statements
Assets
Loans		314,380		2,477,166		—		291,599		3,083,145
Financial investments		873,909		213,882		710,800		—		1,798,591
Investments in associates		—		—		392,389		—		392,389

	￦	1,188,289	￦	2,691,048	￦	1,103,189	￦	291,599	￦	5,274,125

Liabilities
Deposits	￦	306,931	￦	487,818	￦	21,459	￦	5,473	￦	821,681
Other liabilities		—		96		—		—		96

	￦	306,931	￦	487,914	￦	21,459	￦	5,473	￦	821,777

Maximum exposure to loss[1]	￦	3,903,764	￦	5,116,533	￦	2,670,626	￦	386,000	￦	12,076,923

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments / capital commitments / purchase commitments and Acceptances and guarantees		Capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the consolidated financial statements of the Group.

164

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

40.	Finance and Operating Leases

40.1 Finance lease

The future minimum lease payments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Net carrying amount of finance lease assets	￦	44,138	￦	16,955

Minimum lease payment
Within 1 year	￦	11,902	￦	1,927
1-5 years		1,637		—

	￦	13,539	￦	1,927

Present value of minimum lease payment
Within 1 year	￦	11,632	￦	1,873
1-5 years		1,609		—

	￦	13,241	￦	1,873

40.2	Operating lease

40.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Minimum lease payment
Within 1 year	￦	232,436	￦	116,681
1-5 years		107,806		97,021
Over 5 years		90,191		62

	￦	34,439	￦	213,764

Minimum sublease payment		(703)		(735)

165

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The lease payments reflected in profit or loss for the years ended December 31, 2014 and 2013, are as follows:

(in millions of Korean won)	2014		2013
Lease payment reflected in profit or loss
Minimum lease payment	￦	190,745	￦	198,216
Sublease payment		191,285		(497)

	￦	(540)	￦	197,719

40.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Minimum lease receipts
Within 1 year	￦	9,445	￦	9,181
1-5 years		15,636		22,348

	￦	25,081	￦	31,529

166

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

41.	Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
		2014	2013
Parent
KB Financial Group Inc.	Fee and commission income	273	1,225
	Other non-operating income	1,400	1,459
	Interest expense	1,961	3,159
Parent’s subsidiaries
KB Investment Co., Ltd.	Other non-operating income	—	1
	Interest expense	766	372
KB Data System Co., Ltd.	Fee and commission income	1	2
	Other non-operating income	49	50
	Interest expense	345	411
	General and administrative expenses	13,189	13,945
KB Real Estate Trust Co., Ltd.	Fee and commission income	4	22
	Other non-operating income	43	39
	Interest expense	533	325
	Fee and commission expense	766	895
KB Life Insurance Co., Ltd.	Fee and commission income	15,118	19,496
	Other non-operating income	119	180
	Interest expense	229	8
KB Credit Information Co., Ltd.	Fee and commission income	4	4
	Other non-operating income	409	514
	Interest expense	313	372
	Fee and commission expense	14,829	16,460
KB Asset Management Co., Ltd.	Fee and commission income	472	374
	Other non-operating income	2	—
	Interest expense	1,724	774
	Fee and commission expense	786	531
KB Investment and Securities Co., Ltd.	Interest income	245	296
	Fee and commission income	3,353	3,570
	Other non-operating income	664	645
	Reversal of credit losses	1	—
	Interest expense	3,712	4,473
	Fee and commission expense	703	932
	Loss on financial assets/ liabilities at fair value through profit or loss	2	—
	Provision for credit losses	1	2
KB Kookmin Card Co., Ltd.	Interest income	2,912	2,912
	Fee and commission income	222,644	214,199
	Gains on financial assets/ liabilities at fair value through profit or loss	20	44
	Other non-operating income	1,556	1,107
	Interest expense	7,753	4,161
	Fee and commission expense	338	187
	Provision for credit losses	—	359
	General and administrative expenses	180	43

167

KB Savings Bank Co., Ltd.	Fee and commission income	105	226
	Other non-operating income	7	1
	Interest expense	—	3,551
KB Capital Co., Ltd.	Fee and commission income	129	—
	Gains on financial assets/ liabilities at fair value through profit or loss	6	—
	Other non-operating income	49	—
	Interest expense	1	—
KB Mezzanine Private Securities Fund	Fee and commission income	758	798
Hanbando BTL Private Special Asset Fund	Fee and commission income	195	199
Associates
KB08-1 Venture Investment Partnership [1]	Interest expense	—	131
KB12-1 Venture Investment Partnership	Interest expense	134	218
Korea Credit Bureau Co., Ltd.	Fee and commission income	3	3
	Interest expense	66	139
UAMCO., Ltd.	Interest income	—	31
	Fee and commission income	14	—
	Interest expense	12	—
	Other operating expense	—	7,626
United PF 1st Recovery Private Equity Fund	Interest income	—	91
	Reversal of credit losses	—	83
Pyungjeon Industries Co., Ltd. [1]	Reversal of credit losses	—	1,055
Kores Co., Ltd. [1]	Interest income	—	386
	Reversal of credit losses	—	36
Incheon Bridge Co., Ltd.	Interest income	13,226	14,592
	Reversal of credit losses	—	2
	Provision for credit losses	2	—
	Interest expense	543	909
Future Planning KB Start-up Creation Fund	Interest expense	19	39
Ssangyong Engineering & Construction Co., Ltd. [1]	Interest income	—	2,007
	Reversal of credit losses	—	7,550
Sunoo, Inc. [1]	Interest expense	—	1
Daiyang Metal Co., Ltd. [1]	Interest income	—	3
KB Star Office Private Real Estate Investment Trust No. [1]	Interest expense	50	75
Subsidiary of Parent’s subsidiary
KB09-5 Venture Investment Partnership	Interest expense	12	—
Associates of Parent’s subsidiaries
Semiland Co., Ltd. [1]	Interest income	8	14
	Reversal for credit losses	4	—
KB Global Star Game & Apps SPAC [1]	Interest expense	—	10
Sehwa Electronics Co., Ltd. [1]	Gains on financial assets/ liabilities at fair value through profit or loss	—	35
	Fee and commission expense	—	7

168

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Serit Platform Co., Ltd. [1]	Interest income	—	58
	Fee and commission income	—	17
	Provision for credit losses	—	74
DSplant Co., Ltd. [1]	Interest income	—	121
	Fee and commission income	—	4
	Reversal of credit losses	—	2
	Interest expense	—	2
	Loss on financial assets/ liabilities at fair value through profit or loss	—	26
KB IC 3rd Recovery Private Equity Fund	Interest expense	38	91
KB No.2 Special Purpose Acquisition Company[1]	Interest expense	1	—
KB No.3 Special Purpose Acquisition Company	Interest expense	6	—
KB No.4 Special Purpose Acquisition Company	Interest expense	9	—
KB No.5 Special Purpose Acquisition Company	Interest expense	4	—
KB No.6 Special Purpose Acquisition Company	Interest expense	4	—
Other
Retirement pension	Fee and commission income	448	386
	Interest expense	788	1,971

[1]	Not considered to be the Group’s related party as at December 31, 2014.

169

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
		2014	2013
Parent
KB Financial Group Inc.	Other assets	465	2
	Deposits	30,739	77,298
	Other liabilities	224,763	180,329
Parent’s subsidiaries
KB Investment Co., Ltd.	Deposits	37,219	11,052
	Other liabilities	198	36
KB Data System Co., Ltd.	Other assets	1,037	4,670
	Deposits	19,790	15,275
	Other liabilities	1,214	401
KB Real Estate Trust Co., Ltd.	Deposits	96,087	15,190
	Other liabilities	651	378
KB Life Insurance Co., Ltd.	Other assets	1,342	1,696
	Deposits	57	585
	Debts	30,000	5,000
	Other liabilities	41	389
KB Credit Information Co., Ltd.	Deposits	6,766	10,796
	Other liabilities	6,193	7,942
KB Asset Management Co., Ltd.	Other assets	127	56
	Deposits	69,453	60,341
	Other liabilities	439	582
KB Investment and Securities Co., Ltd.	Cash and due from financial institutions	945	834
	Gross amounts of loans and receivables	34,997	32,995
	Allowances	15	13
	Other assets	327	707
	Deposits	105,449	356,989
	Other liabilities	8,993	5,775
	Provisions	4	5
KB Kookmin Card Co., Ltd.	Other assets	27,382	25,495
	Deposits	454,205	264,717
	Other liabilities	36,546	37,157
	Provisions	416	416
KB Savings Bank Co., Ltd.	Other assets	14	9
KB Capital Co., Ltd.	Other assets	5	—
	Deposits	534	—
KB Mezzanine Private Securities Fund	Other assets	167	199
Hanbando BTL Private Special Asset Fund	Other assets	49	50
Associates
KB08-1 Venture Investment Partnership [1]	Deposits	—	5,212
	Other liabilities	—	2
KB12-1 Venture Investment Partnership	Deposits	9,767	3,072
	Other liabilities	10	4
Korea Credit Bureau Co., Ltd.	Deposits	24,715	20,200
	Other liabilities	17	64

170

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

UAMCO., Ltd.	Deposits	1,654	5
	Provisions	—	192
United PF 1st Recovery Private Equity Fund	Provisions	—	82
Kores Co., Ltd. [1]	Gross amounts of loans and receivables	—	7,854
	Allowances	—	3,836
	Other liabilities	—	2
Incheon Bridge Co., Ltd.	Gross amounts of loans and receivables	247,870	249,362
	Allowances	302	300
	Other assets	1,144	1,343
	Deposits	35,421	30,991
	Other liabilities	249	240
JSC Bank CenterCredit	Cash and due from financial institutions	178	353
Future Planning KB Start-up Creation Fund	Deposits	—	5,033
	Other liabilities	—	6
Ssangyong Engineering & Construction Co., Ltd. [1]	Gross amounts of loans and receivables	—	47,104
	Allowances	—	38,784
	Deposits	—	61
	Other liabilities	—	14
Terra Corporation	Deposits	1	1
KB Star Office Private Real Estate Investment Trust No.1	Deposits	6,067	8,142
	Other liabilities	—	31

171

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Associates of Parent’s subsidiaries
Semiland Co., Ltd.[1]	Gross amounts of loans and receivables	—	19
	Deposits	—	1
	Provisions	—	3
KB IC 3rd Recovery Private Equity Fund	Deposits	1,400	1,400
	Other liabilities	24	25
KB Glenwood Private Equity Fund	Deposits	—	1
KB No.3 Special Purpose Acquisition Company	Deposits	832	—
	Other liabilities	6	—
KB No.4 Special Purpose Acquisition Company	Deposits	2,500	—
	Other liabilities	1	—
KB No.5 Special Purpose Acquisition Company	Deposits	2,389	—
	Other liabilities	1	—
KB No.6 Special Purpose Acquisition Company	Deposits	4,406	—
	Other liabilities	3	—
Key management	Gross amounts of loans and receivables	2,325	4,578
	Allowances	—	1
	Other assets	3	6
	Deposits	18,378	6,932
	Other liabilities	171	111
	Provisions	—	2
Other
Retirement pension	Other assets	191	166
	Deposits	41,412	48,840
	Other liabilities	246	908

[1]	Deemed not to be related as of December 31, 2014; therefore, the 2014 balances are not presented.

In accordance with Korean IFRS 1024, the Group includes parent, parent’s subsidiaries, associates, associates of parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Group and entities regarded as its related parties in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the parent company and the executive directors (vice-presidents and above) of the Bank and companies where the directors and /or their close family members have control or joint control.

172

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Significant loan transactions with related parties for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014[1]
	Beginning		Loans		Repayments		Other		Ending
Parent’s subsidiary
KB Investment and Securities Co., Ltd.	￦	32,995	￦	2,002	￦	—	￦	—	￦	34,997
Associate
Incheon Bridge Co., Ltd.		249,362		12,360		13,852		—		247,870

(In millions of Korean won)	2013[1]
	Beginning		Loans		Repayments		Other		Ending
Parent’s subsidiary
KB Investment and Securities Co., Ltd.	￦	—	￦	32,995	￦	—	￦	—	￦	32,995
Associates
United PF 1st Recovery Private Equity Fund		2,805		1,913		4,718		—		—
UAMCO., Ltd.		—		47,181		47,181		—		—
Kores Co., Ltd.[2]		7,854		900		900		—		7,854
Incheon Bridge Co., Ltd.		263,080		8,777		22,495		—		249,362
Ssangyong Engineering & Construction Co., Ltd.[2]		46,275		36,843		36,014		—		47,104
Associate of Parent’s subsidiary
Semiland Co., Ltd.[2]		—		86		67		—		19

[1]	Transactions and balances arising from operating activities between related parties, such as settlements, are excluded.
[2]	Not considered to be the Group’s related party as at December 31, 2014.

The settlement transactions and deposits arising from operating activities with related parties are excluded and there are no other borrowing transactions.

173

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Unused commitments to related parties as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		2014		2013
KB Investment and Securities Co., Ltd.	Loan commitment in won	￦	12,503	￦	14,505
KB Kookmin Card Co., Ltd.[1]	Loan commitment in won		520,000		520,000
	Other commitments in won		1,000,000		1,000,000
KB Mezzanine Private Securities Fund	Commitments on purchase of security investment		18,359		18,359
KB Mezzanine Private Security Investment Trust No.2	Commitments on purchase of security investment		70,312		—
Hanbando BTL Private Special Asset Fund	Commitments on purchase of security investment		15,931		15,931
KB Hope Sharing BTL Private Special Asset	Commitments on purchase of security investment		48,045		51,172
Balhae Infrastructure Fund	Commitments on purchase of security investment		21,744		21,744
UAMCO., Ltd.	Loan commitment in won		—		127,800
	Commitments on purchase of security investment		89,950		89,950
KB12-1 Venture Investment Partnership	Commitments on purchase of security investment		11,200		16,800
KoFC KBIC Frontier Champ 2010-5(PEF)	Commitments on purchase of security investment		1,290		1,320
United PF 1st Recovery Private Equity Fund	Loan commitment in won		—		54,600
	Commitments on purchase of security investment		49,383		49,383
Incheon Bridge Co., Ltd.	Loan commitment in won		33,163		42,088
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Commitments on purchase of security investment		19,000		28,780
Future Planning KB Start-up Creation Fund	Commitments on purchase of security investment		16,000		16,000
KB GwS Private Equity Trust and others	Loan commitment		372		757
	Commitments on purchase of security investment		876		876

Unused commitments received from related party entities as at December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		2014		2013
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	￦	5,917	￦	10,056
KB Real Estate Trust Co., Ltd.	Commitments on purchase of security investment		4,319		5,119
KB Life Insurance Co., Ltd.	Commitments on purchase of security investment		21,595		25,595
KB Investment and Securities Co., Ltd.	Commitments on purchase of security investment		4,319		5,119
KB Kookmin Card Co., Ltd.	Loan commitment in won		79,164		84,789
Associate
Ssangyong Engineering & Construction Co., Ltd.[1]	Guarantee in won		—		293,500

[1]	Deemed not to be related as of December 31, 2014; therefore, the 2014 balances are not presented.

174

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Compensation to key management for the years ended December 31, 2014 and 2013, consists of :

(In millions of Korean won)	2014
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	1,405	￦	63	￦	1,162	￦	2,630
Registered directors (non-executive)		457		—		—		457
Non-registered directors		4,860		296		3,685		8,841

	￦	6,722	￦	359	￦	4,847	￦	11,928

(In millions of Korean won)	2013
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	1,487	￦	103	￦	449	￦	2,039
Registered directors (non-executive)		364		—		—		364
Non-registered directors		4,324		918		3,722		8,964

	￦	6,175	￦	1,021	￦	4,171	￦	11,367

Significant transactions occurring between the Group and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and providing foreign currency remittances and related services. Other significant transactions include the grant of credit due to acceptance of banker’s usance that the Bank issues and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

175

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Collateral offered to related parties as of December 31, 2014 and 2013, follows:

(In millions of Korean won)		2014				2013
	Assets pledged	Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Parent’s subsidiaries
KB Investment and Securities Co., Ltd.	Securities	￦	54,084	￦	54,000	￦	59,076	￦	59,000
KB Life Insurance Co., Ltd.	Securities		16,326		15,000		—		—
	Building / Land		114,609		39,000		114,609		19,500

Collateral received from related parties as of December 31, 2014 and 2013, follows:

(In millions of Korean won)		2014		2013
Parent’s subsidiaries
KB Investment and Securities Co., Ltd.	Time deposits	￦	52,440	￦	52,440
KB Kookmin Card Co., Ltd.	Time deposits		22,000		30,000
Associates
Kores Co., Ltd.[1]	Row house		—		24
	Apartment		—		24
	Factory / Forest land		—		15,000
Incheon Bridge Co., Ltd.	Fund management account for Standby loan commitment		65,000		65,000
Key management	Time deposits and others		257		207
	Real estate		3,583		7,381

[1]	Deemed not to be related as of September 30, 2014; therefore, the 2014 balances are not presented.

As of December 31, 2014, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as unsubordinated collaterals in respect to collateralized amount for ￦816,400 million to a financial syndicate consisting of the Bank and four other institutions, and as subordinated collaterals in respect to collateralized amount for ￦201,100 million to subordinated debt holders consisting of the Bank and two other institutions.

The Bank and KB Kookmin Card Co., Ltd. are contingently liable for the payables of the Bank before the spin-off date.

42.	Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2014, was approved by the Board of Directors on February 4, 2015.

176

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2014 and 2013

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Index

December 31, 2014 and 2013

Independent Auditor’s Report

(An English Translation of a Report Originally Issued in Korean Language)

To the Shareholder and Board of Directors of Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

We have audited the accompanying separate financial statements of Kookmin Bank (the Bank), which comprise the statements of financial position as of December 31, 2014 and 2013, and the statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2014 and 2013, and its financial performance and cash flows for the years then ended in accordance with the Korean IFRS.

Other Matter

The financial statements of the Bank as of and for the year ended December 31, 2013 were audited in accordance with the previous Korean Standards on Auditing.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 10, 2015

The report is effective as of March 10, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2014 and 2013, and January 1, 2013

(In millions of Korean won)	Notes	December 31, 2014		December 31, 2013		January 1, 2013

Assets
Cash and due from financial institutions	4,6,7,36	￦	13,272,423	￦	13,048,992	￦	9,439,053
Financial assets at fair value through profit or loss	4,6,12		2,020,078		1,780,693		1,687,587
Derivative financial assets	4,6,9		1,910,216		1,721,576		2,001,144
Loans	4,6,10,11		210,835,577		202,365,667		198,422,569
Financial investments	4,6,8,12		31,687,542		32,247,449		34,091,416
Investments in associates and subsidiaries	13,38		1,262,575		1,290,870		1,462,531
Property and equipment	14		2,886,277		2,900,703		2,933,985
Investment property	14		85,342		87,492		92,204
Intangible assets	15		199,420		214,709		255,471
Current income tax assets	32		305,831		329,443		318,450
Assets held for sale	18		54,034		20,927		5,269
Other assets	4,6,17		6,733,330		6,749,360		8,163,787

Total assets		￦	271,252,645	￦	262,757,881	￦	258,873,466

Liabilities
Financial liabilities at fair value through profit or loss	4,6	￦	51,650	￦	40,067	￦	39,879
Derivative financial liabilities	4,6,9		1,759,065		1,757,049		2,022,451
Deposits	4,6,19		207,785,044		198,761,452		195,339,216
Debts	4,6,20		14,334,655		13,584,554		14,829,349
Debentures	4,6,21		15,250,464		15,916,838		15,595,670
Provisions	22		482,399		539,292		536,838
Net defined benefit liabilities	23		57,463		51,498		73,037
Current income tax liabilities	32		1,338		—		4,788
Deferred income tax liabilities	16,32		73,020		86,352		163,775
Other liabilities	4,6,24,30		9,612,109		11,206,006		10,079,923

Total liabilities			249,407,207		241,943,108		238,684,926

Equity	25
Capital stock			2,021,896		2,021,896		2,021,896
Capital surplus			5,220,031		5,220,031		5,220,031
Accumulated other comprehensive income	34		666,400		543,145		523,334
Retained earnings	25,33		13,937,111		13,029,701		12,423,279
(Provision of regulatory reserve for credit losses
Dec. 31, 2014 : ￦1,667,733 million
Dec. 31, 2013 : ￦1,573,744 million
Jan 1, 2013 : ￦1,529,975 million)
(Amounts estimated to be appropriated
Dec. 31, 2014 : ￦184,663 million
Dec. 31, 2013 : ￦93,989 million
Jan 1, 2013 : ￦43,769 million)

Total equity			21,845,438		20,814,773		20,188,540

Total liabilities and equity		￦	271,252,645	￦	262,757,881	￦	258,873,466

The accompanying notes are an integral part of these separate financial statements.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years ended December 31, 2014 and 2013

(In millions of Korean won)	Notes	2014		2013
Interest income		￦	9,641,139	￦	10,517,505
Interest expense			(4,580,686)		(5,328,994)

Net interest income	26		5,060,453		5,188,511

Fee and commission income			1,278,691		1,289,434
Fee and commission expense			(187,677)		(171,553)

Net fee and commission income	27		1,091,014		1,117,881

Net gains on financial assets/liabilities at fair value through profit or loss	28		163,900		549,522

Net other operating expenses	29		(685,859)		(914,497)

General and administrative expenses	14,15,23,30,39		(3,340,495)		(3,364,014)

Operating profit before provision for credit losses			2,289,013		2,577,403

Provision for credit losses	11,17,22		(883,770)		(1,056,946)

Operating profit			1,405,243		1,520,457
Net non-operating expense	31		(13,517)		(236,919)

Profit before income tax expense			1,391,726		1,283,538
Income tax expense	32		(325,799)		(395,077)

Profit for the year		￦	1,065,927	￦	888,461

(Adjusted profit after provision of regulatory reverse for credit losses)	25
2014 : ￦881,264 million
2013 : ￦794,472 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(83,603)		41,545
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			(4,865)		3,899
Valuation gains(losses) on financial investments			211,723		(25,633)

Other comprehensive income for the year, net of tax	34		123,255		19,811

Total comprehensive income for the year		￦	1,189,182	￦	908,272

The accompanying notes are an integral part of these separate financial statements.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years ended December 31, 2014 and 2013

					Accumulated
					Other
(In millions of Korean won)	Capital		Capital		Comprehensive		Retained		Total
	Stock		Surplus		Income (loss)		Earnings		Equity
Balance at January 1, 2013	￦	2,021,896	￦	5,220,031	￦	523,334	￦	12,104,829	￦	19,870,090
Changes in accounting policy		—		—		—		318,450		318,450

Restated balance		2,021,896		5,220,031		523,334		12,423,279		20,188,540

Comprehensive income for the year
Profit for the year		—		—		—		888,461		888,461
Remeasurements of net defined benefit liabilities		—		—		41,545		—		41,545
Currency translation differences		—		—		3,899		—		3,899
Losses on valuation of financial investments		—		—		(25,633)		—		(25,633)

Total comprehensive income for the year		—		—		19,811		888,461		908,272

Transactions with shareholders
Dividends		—		—		—		(282,039)		(282,039)

Total transactions with shareholders		—		—		—		(282,039)		(282,039)

Balance at December 31, 2013	￦	2,021,896	￦	5,220,031	￦	543,145	￦	13,029,701	￦	20,814,773

Balance at January 1, 2014	￦	2,021,896	￦	5,220,031	￦	543,145	￦	13,029,701	￦	20,814,773

Comprehensive income for the year
Profit for the year		—		—		—		1,065,927		1,065,927
Remeasurements of net defined benefit liabilities		—		—		(83,603)		—		(83,603)
Currency translation differences		—		—		(4,865)		—		(4,865)
Gains on valuation of financial investments		—		—		211,723		—		211,723

Total comprehensive income for the year		—		—		123,255		1,065,927		1,189,182

Transactions with shareholders
Dividends		—		—		—		(158,517)		(158,517)

Total transactions with shareholders		—		—		—		(158,517)		(158,517)

Balance at December 31, 2014	￦	2,021,896	￦	5,220,031	￦	666,400	￦	13,937,111	￦	21,845,438

The accompanying notes are an integral part of these separate financial statements.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years ended December 31, 2014 and 2013

(in millions of Korean won)	Notes	2014		2013
Cash flows from operating activities
Profit for the year		￦	1,065,927	￦	888,461

Adjustment for non-cash items
Net gains on financial assets/liabilities at fair value through profit or loss			(56,918)		(122,925)
Losses on derivative financial investments for hedging purposes			28,269		49,047
Adjustment of fair value of derivative financial instruments			(2,040)		699
Provision for credit loss			883,770		1,056,946
Net losses(gains) on financial investments			53,920		(93,824)
Net losses on subsidiaries and associates			27,131		223,881
Depreciation and amortization expense			205,820		234,345
Other net losses on property and equipment/intangible assets			17,578		9,632
Share-based payment			7,234		14,616
Post-employment benefits			148,161		154,401
Net interest income			279,463		227,263
Losses on foreign currency translation			94,309		44,344
Other income			30,010		(61,113)

			1,716,707		1,737,312

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(241,575)		(96,637)
Derivative financial instrument			46,490		83,129
Loans			(9,485,920)		(5,463,625)
Current income tax assets			23,612		(10,993)
Other assets			1,447,796		(3,768,454)
Financial liabilities at fair value through profit or loss			11,441		(81)
Deposits			8,953,397		3,501,286
Deferred income tax liabilities			(80,928)		(69,241)
Other liabilities			(1,012,427)		(628,020)

			(338,114)		(6,452,636)

Net cash generated from (used in) operating activities			2,444,520		(3,826,863)

Cash flows from investing activities
Disposal of financial investments			25,010,417		22,386,666
Acquisition of financial investments			(24,178,101)		(20,373,262)
Decrease in investments in associates and subsidiaries			16,746		8,832
Acquisition of investments in associates and subsidiaries			(16,216)		(32,273)
Disposal of property and equipment			194		911
Acquisition of property and equipment			(158,169)		(126,420)
Disposal of intangible assets			119		2,981
Acquisition of intangible assets			(17,674)		(37,572)
Others			(1,301,408)		1,492,611

Net cash provided by (used in) investing activities			(644,092)		3,322,474

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			(201,593)		7,987
Net increase (decrease) in debts			678,608		(1,271,265)
Increase in debentures			6,372,662		3,581,940
Decrease in debentures			(7,154,229)		(3,196,440)
Payment of dividends			(158,517)		(282,039)
Net increase in other payables from trust accounts			113,257		513,576
Others			(945,244)		825,535

Net cash provided by (used in) financing activities			(1,295,056)		179,294

Exchange gains on cash and cash equivalents			16,589		57,272

Net increase (decrease) in cash and cash equivalents			521,961		(267,823)
Cash and cash equivalents at the beginning of the year	36		5,638,099		5,905,922

Cash and cash equivalents at the end of the year	36	￦	6,160,060	￦	5,638,099

The accompanying notes are an integral part of these separate financial statements.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

1.	The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Also, pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2014, the Bank’s paid-in capital is ￦ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As of December 31, 2014, the Bank operates 1,161 domestic branches and offices, and five overseas branches (excluding four subsidiaries and three offices).

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

2.	Basis of Preparation

2.1 Application of Korean IFRS

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Bank’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The Bank has prepared separate financial statements in accordance with Korean IFRS 1027, Separate Financial Statements.

The Bank expects that new standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2014, and not early adopted would not have a material impact on its separate financial statements.

The Bank newly applied the following amended and enacted standards for the annual period beginning on January 1, 2014:

Amendment to Korean IFRS 1032, Financial Instruments: Presentation

According to Amendment to Korean IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. The application of this amendment does not have a material impact on the separate financial statements.

Amendment to Korean IFRS 1036, Impairment of Assets

Amendment to Korean IFRS 1036, Impairment of Assets, removed certain disclosures of the recoverable amount of cash-generating units which had been included in this amendment by the issuance of Korean IFRS 1113. The application of this amendment does not have a material impact on the separate financial statements.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. The application of this amendment does not have a material impact on the separate financial statements.

Amendment to Korean IFRS 1102, Share-based payment

Korean IFRS 1102, Share-based payment, clarifies the definition of ‘vesting conditions’ such as ‘performance condition’, ‘service condition’ and others. This amendment is applied to share-based payment transactions for which the grant date is on or after July 1, 2014. The application of this amendment does not have a material impact on the separate financial statements.

Enactment of Korean IFRS 2121, Levies

Korean IFRS 2121, Levies, is applied to a liability to pay a levy imposed by the government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligation event). The application of this interpretation does not have a material impact on the separate financial statements.

For the periods prior to the year ended December 31, 2014, pursuant to Korean IFRS 1037, if an uncertain tax position satisfied the criteria for provisions, the Bank measured the best estimate of expenditure for the uncertain tax position. The amount in relation to the claim of refund and the appeal on the levied amount by the tax authority was then recognized as contingent asset. However, in 2014, the Bank retrospectively applied the accounting policy in accordance with the Korean IFRS 1012, which allows recognition of the tax payment as income tax asset when it is probable to receive a tax refund. The restated comparative separate financial statements reflect adjustments resulting from the retrospective application.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The effect of these changes in accounting policy to financial position as of December 31, 2014 and 2013, and January 1, 2013, and to comprehensive income for the years ended December 31, 2014 and 2013, are as follows:

Effect on Separate Statements of Financial Position

(In millions of Korean won)	December 31, 2014		December 31, 2013		January 1, 2013
Increase in current income tax assets	￦	305,831	￦	329,443	￦	318,450
Increase in retained earnings		305,831		329,443		318,450

Effect on Statements of Comprehensive Income

(In millions of Korean won)	2014		2013
Increase (decrease) in income tax	￦	(23,612)	￦	10,993

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Bank are measured using the currency of the primary economic environment in which the Bank operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Bank’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

2.4 Significant Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the separate financial statements are as follows:

2.4.1 Income taxes

The Bank is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

2.4.2 Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Bank uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Bank determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 23).

2.4.5 Estimated impairment of goodwill

The Bank tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.	Significant Accounting Policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Investments in Subsidiaries and Associates

Investments in subsidiaries and associates are accounted for at cost method in accordance with Korean IFRS 1027. Beneficiary certificates in private equity fund which is consolidated is classified as available-for-sale financial assets and accounted for at fair value method in accordance with Korean IFRS 1039.

The Bank determines at each reporting date whether there is any objective evidence that the investments in the associates and subsidiaries are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income and expense’ in the statements of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Bank’s presentation currency, are translated into the Bank’s presentation currency using the following procedures:

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when, the Bank becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Bank classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, loans and receivables or other financial assets. The Bank classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Bank primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Bank uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Bank derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Bank has not retained control. If the Bank neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Bank as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Bank may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Bank’s key management personnel.

•	A contract contains one or more embedded derivatives; the Bank may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Bank’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Bank does not intend to sell immediately or in the near term.

•	Those that the Bank, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of financial assets

The Bank assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Bank considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Bank first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Bank designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only, if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.4 Day one gain and loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Bank will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 ~ 5.7 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5~10 years
Software	Straight-line	4 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Bank carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Bank’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Bank recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Bank adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

3.12 Impairment of non-financial assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.16 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Bank) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1018, Revenue.

3.17 Equity instrument issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.18 Revenue recognition

3.18.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Bank uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.18.2 Fee and commission income

The Bank recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Bank that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.18.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.19 Employee compensation and benefits

3.19.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income(loss).

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Bank introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Bank has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Bank operates share-based payment arrangements granting awards to directors and employees of the Bank. The Bank has a choice of whether to settle the awards in cash or by issuing equity instruments of the parent company at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank determines that it has a present obligation to settle in cash because the Bank has a past practice and a stated policy of settling in cash. Therefore, the Bank accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Bank measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.19.4 Termination benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.20 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.20.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities when the Bank has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Bank, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Bank recognizes its uncertain tax positions in the financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

3.21 Transactions with the trust accounts

Under the Financial Investment Services and Capital Markets Act, the Bank recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank’s banking accounts earn trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.22 Operating segments

Operating segments are components of the Bank where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

4.	Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Bank is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Bank’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks. These risks are measured in Economic Capital or Value at Risk (VaR) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

Risk Management Group

The Risk Management Group is responsible for managing specific policies, procedures and work processes relating to the Bank’s risk management.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Bank measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- balance items and uses expected losses and economic capital as a management indicator. The Bank manages credit risk by allocating credit risk economic capital limits.

In addition, the Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Bank has organized a credit risk management team that focuses on credit risk management in accordance with the Bank’s credit risk management policy. The Bank’s loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

4.2.3 Maximum exposure to credit risk

The Bank’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Financial assets
Due from financial institutions	￦	10,737,528	￦	10,358,711
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		1,948,548		1,650,104
Derivatives		1,910,216		1,721,576
Loans[2]		210,835,577		202,365,667
Financial investments
Available-for-sale financial assets		16,289,564		16,327,431
Held-to-maturity financial assets		10,124,136		11,011,518
Other financial assets[2]		6,497,550		6,476,317

		258,343,119		249,911,324

Off-balance items
Acceptances and guarantees contracts		8,980,040		9,786,664
Financial guarantee contracts		4,438,399		3,198,372
Commitments		59,887,975		59,730,621

		73,306,414		72,715,657

	￦	331,649,533	￦	322,626,981

[1]	The amounts of ￦51,345 million and ￦40,252 million as of December 31, 2014 and 2013, respectively, related to financial instruments indexed to the price of gold are included.
[2]	Loans and other financial assets are presented net of allowance for doubtful accounts.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

4.2.4 Credit risk of loans

The Bank maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

Loans are categorized as follows:

(In millions of Korean won)
	2014
	Retail			Corporate			Total
Loans	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	￦	109,997,500	98.14	￦	98,465,888	97.81	￦	208,463,388	97.99
Past due but not impaired		1,434,622	1.28		328,184	0.33		1,762,806	0.83
Impaired		647,944	0.58		1,872,158	1.86		2,520,102	1.18

		112,080,066	100.00		100,666,230	100.00		212,746,296	100.00
Allowances		(476,517)	0.43		(1,434,202)	1.42		(1,910,719)	0.90

Carrying amount	￦	111,603,549		￦	99,232,028		￦	210,835,577

(In millions of Korean won)
	2013
	Retail			Corporate			Total
Loans	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	￦	101,121,997	97.28	￦	97,622,913	96.86	￦	198,744,910	97.07
Past due but not impaired		1,883,215	1.81		528,657	0.52		2,411,872	1.18
Impaired		940,511	0.91		2,640,932	2.62		3,581,443	1.75

		103,945,723	100.00		100,792,502	100.00		204,738,225	100.00
Allowances		(571,860)	0.55		(1,800,698)	1.79		(2,372,558)	1.16

Carrying amount	￦	103,373,863		￦	98,991,804		￦	202,365,667

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2014
	Retail		Corporate		Total
Grade 1	￦	97,417,507	￦	41,956,369	￦	139,373,876
Grade 2		11,043,769		43,486,825		54,530,594
Grade 3		872,739		10,803,335		11,676,074
Grade 4		446,296		1,854,097		2,300,393
Grade 5		217,189		365,262		582,451

	￦	109,997,500	￦	98,465,888	￦	208,463,388

(In millions of Korean won)
	2013
	Retail		Corporate		Total
Grade 1	￦	86,967,646	￦	39,977,699	￦	126,945,345
Grade 2		12,102,138		43,301,691		55,403,829
Grade 3		1,193,865		11,909,088		13,102,953
Grade 4		603,261		2,174,914		2,778,175
Grade 5		255,087		259,521		514,608

	￦	101,121,997	￦	97,622,913	￦	198,744,910

Credit quality of loans graded according to internal credit ratings are as follows:

	Retail	Corporate
Grade 1	1 to 5 grade	AAA to BBB+
Grade 2	6 to 8 grade	BBB to BB
Grade 3	9 to 10 grade	BB- to B
Grade 4	11 grade	B- to CCC
Grade 5	12 grade or under	CC or under

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,230,241	￦	138,854	￦	65,527	￦	1,434,622
Corporate		277,289		36,881		14,014		328,184

	￦	1,507,530	￦	175,735	￦	79,541	￦	1,762,806

(In millions of Korean won)
	2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,721,084	￦	106,734	￦	55,397	￦	1,883,215
Corporate		427,767		53,796		47,094		528,657

	￦	2,148,851	￦	160,530	￦	102,491	￦	2,411,872

Impaired loans are as follows:

(In millions of Korean won)
	2014
	Retail		Corporate		Total
Loans	￦	647,944	￦	1,872,158	￦	2,520,102
Allowances		(257,267)		(972,813)		(1,230,080)
Individual		—		(766,767)		(766,767)
Collective		(257,267)		(206,046)		(463,313)

	￦	390,677	￦	899,345	￦	1,290,022

(In millions of Korean won)
	2013
	Retail		Corporate		Total
Loans	￦	940,511	￦	2,640,932	￦	3,581,443
Allowances		(376,826)		(1,288,781)		(1,665,607)
Individual		—		(1,070,120)		(1,070,120)
Collective		(376,826)		(218,661)		(595,487)

	￦	563,685	￦	1,352,151	￦	1,915,836

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantee	￦	18,255	￦	143,431	￦	277,607	￦	34,727,108	￦	35,166,401
Deposits and savings		500		15,466		34,067		1,633,056		1,683,089
Property and equipment		7,604		4,806		1,943		1,050,718		1,065,071
Real estate		174,444		504,059		1,122,865		122,935,249		124,736,617

	￦	200,803	￦	667,762	￦	1,436,482	￦	160,346,131	￦	162,651,178

(In millions of Korean won)
	2013
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantee	￦	29,929	￦	172,122	￦	307,587	￦	29,345,558	￦	29,855,196
Deposits and savings		—		17,787		53,446		1,696,362		1,767,595
Property and equipment		8,901		1,758		799		999,899		1,011,357
Real estate		331,346		498,256		1,486,663		114,096,618		116,412,883

	￦	370,176	￦	689,923	￦	1,848,495	￦	146,138,437	￦	149,047,031

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments (debt securities) excluding equity securities, that are exposed to credit risk are as follows:

(In millions of Korean won)	2014		2013
Securities that are neither past due nor impaired	￦	28,310,113	￦	28,948,043
Impaired securities		790		758

	￦	28,310,903	￦	28,948,801

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The credit quality of securities (debt securities) that are neither past due nor impaired as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	1,879,849	￦	17,354	￦	—	￦	—	￦	—	￦	1,897,203
Available-for-sale financial assets		16,000,243		288,531		—		—		—		16,288,774
Held-to-maturity financial assets		10,124,136		—		—		—		—		10,124,136

	￦	28,004,228	￦	305,885	￦	—	￦	—	￦	—	￦	28,310,113

(In millions of Korean won)
	2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	1,600,192	￦	9,660	￦	—	￦	—	￦	—	￦	1,609,852
Available-for-sale financial assets		16,090,314		236,359		—		—		—		16,326,673
Held-to-maturity financial assets		11,011,518		—		—		—		—		11,011,518

	￦	28,702,024	￦	246,019	￦	—	￦	—	￦	—	￦	28,948,043

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	Domestic			Foreign
Credit quality	KAP	KIS	NICE P&I	S&P	Fitch-IBCA	Moody’s

Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A-to AAA	A-to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by the three foreign credit rating agencies above.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Deposits and savings, securities and others	￦	329,482	￦	271,380

4.2.7 Credit risk concentration analysis

The details of the Bank’s loans by country as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Retail		Corporate		Total		%	Allowances		Carrying amount

Korea	￦	112,042,305	￦	99,558,114	￦	211,600,419	99.46	￦	(1,877,014)	￦	209,723,405
Japan		2,581		271,914		274,495	0.13		(31,393)		243,102
U.S.		—		698,294		698,294	0.33		(629)		697,665
Others		35,180		137,908		173,088	0.08		(1,683)		171,405

Total	￦	112,080,066	￦	100,666,230	￦	212,746,296	100.00	￦	(1,910,719)	￦	210,835,577

(In millions of Korean won)
	2013
	Retail		Corporate		Total		%	Allowances		Carrying amount

Korea	￦	103,877,464	￦	99,700,170	￦	203,577,634	99.43	￦	(2,325,941)	￦	201,251,693
Japan		5,708		475,242		480,950	0.23		(44,248)		436,702
U.S.		—		448,868		448,868	0.22		(653)		448,215
Others		62,551		168,222		230,773	0.12		(1,716)		229,057

Total	￦	103,945,723	￦	100,792,502	￦	204,738,225	100.00	￦	(2,372,558)	￦	202,365,667

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of the Bank’s corporate loans by industry as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	9,081,338	9.02	￦	(81,516)	￦	8,999,822
Manufacturing		32,327,095	32.11		(505,763)		31,821,332
Service		38,907,329	38.65		(276,529)		38,630,800
Wholesale & Retail		13,109,375	13.02		(150,094)		12,959,281
Construction		3,662,712	3.64		(396,189)		3,266,523
Public		714,486	0.71		(6,670)		707,816
Others		2,863,895	2.85		(17,441)		2,846,454

	￦	100,666,230	100.00	￦	(1,434,202)	￦	99,232,028

(In millions of Korean won)
	2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,582,957	10.50	￦	(92,330)	￦	10,490,627
Manufacturing		30,852,946	30.61		(589,987)		30,262,959
Service		38,140,383	37.84		(433,809)		37,706,574
Wholesale & Retail		13,806,307	13.70		(183,839)		13,622,468
Construction		4,242,865	4.21		(474,457)		3,768,408
Public		654,998	0.65		(8,469)		646,529
Others		2,512,046	2.49		(17,807)		2,494,239

	￦	100,792,502	100.00	￦	(1,800,698)	￦	98,991,804

The details of the Bank’s retail loans by type as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	52,455,526	46.80	￦	(30,197)	￦	52,425,329
General purpose		59,624,540	53.20		(446,320)		59,178,220

	￦	112,080,066	100.00	￦	(476,517)	￦	111,603,549

(In millions of Korean won)	2013
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	46,124,886	44.37	￦	(77,185)	￦	46,047,701
General purpose		57,820,837	55.63		(494,675)		57,326,162

	￦	103,945,723	100.00	￦	(571,860)	￦	103,373,863

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of the Bank’s securities (debt securities) and derivative financial instruments by industry as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	1,172,888	61.82
Banking and Insurance		680,562	35.87
Others		43,753	2.31

		1,897,203	100.00

Derivative financial assets
Government and government funded institutions		19,732	1.03
Banking and Insurance		1,755,494	91.90
Others		134,990	7.07

		1,910,216	100.00

Available-for-sale financial assets
Government and government funded institutions		7,204,867	44.23
Banking and Insurance		7,433,970	45.64
Others		1,650,727	10.13

		16,289,564	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,072,831	79.74
Banking and Insurance		1,519,324	15.01
Others		531,981	5.25

		10,124,136	100.00

	￦	30,221,119

(In millions of Korean won)	2013
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	1,063,407	66.06
Banking and Insurance		538,542	33.45
Others		7,903	0.49

		1,609,852	100.00

Derivative financial assets
Government and government funded institutions		18,248	1.06
Banking and Insurance		1,592,321	92.49
Others		111,007	6.45

		1,721,576	100.00

Available-for-sale financial assets
Government and government funded institutions		8,980,993	55.00
Banking and Insurance		6,370,773	39.02
Others		975,665	5.98

		16,327,431	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,146,802	83.06
Banking and Insurance		1,137,057	10.33
Others		727,659	6.61

		11,011,518	100.00

	￦	30,670,377

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of the Bank’s securities (debt securities) and derivative financial instruments by country, as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Amount		%
Financial assets held for trading
Korea	￦	1,838,118	96.89
India		—	—
Others		59,085	3.11

		1,897,203	100.00

Derivative financial assets
Korea		736,644	38.56
United States		273,807	14.33
Others		899,765	47.11

		1,910,216	100.00

Available-for-sale financial assets
Korea		16,261,216	99.83
Others		28,348	0.17

		16,289,564	100.00

Held-to-maturity financial assets
Korea		10,124,136	100.00

		10,124,136	100.00

	￦	30,221,119

(In millions of Korean won)	2013
	Amount		%
Financial assets held for trading
Korea	￦	1,593,562	98.99
India		3,194	0.20
Others		13,096	0.81

		1,609,852	100.00

Derivative financial assets
Korea		528,897	30.72
United States		283,828	16.49
Others		908,851	52.79

		1,721,576	100.00

Available-for-sale financial assets
Korea		16,326,673	99.99
Others		758	0.01

		16,327,431	100.00

Held-to-maturity financial assets
Korea		11,011,518	100.00

		11,011,518	100.00

	￦	30,670,377

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance items related to the inflows and outflows of currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Bank.

The Bank has to establish the liquidity risk management strategy including the objectives of liquidity risk management, management policies and internal control system, and obtain approval from Risk Management Committee. Risk Management Committee operates the Risk Management Council for the purpose of efficient risk management, monitors establishment and enforcement of policies based on risk management strategy.

For the purpose of liquidity management, the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of stress testing related to liquidity risk on transactions affecting the inflows and outflows of funds and transactions of off-balance items are measured, managed and reported to the Risk Management Committee and Risk Management Council on a regular basis.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

The remaining contractual maturity of financial assets and liabilities as of December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	6,159,677	￦	—	￦	303,635	￦	395	￦	—	￦	—	￦	6,463,707
Financial assets held for trading[2]		2,020,078		—		—		—		—		—		2,020,078
Derivatives held for trading[2]		1,800,663		—		—		—		—		—		1,800,663
Derivatives held for hedging[3]		—		7,742		(1,147)		20,804		77,968		118,803		224,170
Loans		—		14,603,743		20,708,092		73,613,534		55,684,217		87,666,397		252,275,983
Available-for-sale financial assets[4]		5,220,710		433,791		1,527,339		4,326,342		10,216,283		749,060		22,473,525
Held-to-maturity financial assets		—		272,086		630,918		3,354,275		6,281,737		462,437		11,001,453
Other financial assets		—		4,789,337		—		1,291,886		—		—		6,081,223

	￦	15,201,128	￦	20,106,699	￦	23,168,837	￦	82,607,236	￦	72,260,205	￦	88,996,697	￦	302,340,802

Financial liabilities
Financial liabilities held for trading	￦	51,650	￦	—	￦	—	￦	—	￦	—	￦	—	￦	51,650
Derivatives held for trading[2]		1,755,640		—		—		—		—		—		1,755,640
Derivatives held for hedging[3]		—		—		652		146		6,304		(15,581)		(8,479)
Deposits [5]		83,035,498		13,303,895		25,307,583		80,049,206		8,724,644		1,708,035		212,128,861
Debts		813		4,405,772		1,741,800		4,403,021		3,465,290		556,596		14,573,292
Debentures		159,620		278,543		1,037,466		3,419,151		7,922,417		3,907,637		16,724,834
Other financial liabilities		—		6,381,294		895		67,886		1,637		—		6,451,712

	￦	85,003,221	￦	24,369,504	￦	28,088,396	￦	87,939,410	￦	20,120,292	￦	6,156,687	￦	251,677,510

Off-balance items
Commitments[6]	￦	59,887,975	￦	—	￦	—	￦	—	￦	—	￦	—	￦	59,887,975
Financial guarantee contracts[7]		4,438,399		—		—		—		—		—		4,438,399

	￦	64,326,374	￦	—	￦	—	￦	—	￦	—	￦	—	￦	64,326,374

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,648,548	￦	104	￦	—	￦	—	￦	—	￦	—	￦	5,648,652
Financial assets held for trading[2]		1,780,693		—		—		—		—		—		1,780,693
Derivatives held for trading[2]		1,584,130		—		—		—		—		—		1,584,130
Derivatives held for hedging[3]		—		10,944		1,617		15,533		124,794		123,782		276,670
Loans		—		15,458,946		20,428,640		73,004,593		54,078,419		81,344,692		244,315,290
Available-for-sale financial assets[4]		4,643,174		521,897		1,469,982		4,436,244		10,236,005		1,279,975		22,587,277
Held-to-maturity financial assets		—		252,760		497,434		3,189,761		7,747,310		522,007		12,209,272
Other financial assets		—		4,914,346		2,798		1,332,835		—		—		6,249,979

	￦	13,656,545	￦	21,158,997	￦	22,400,471	￦	81,978,966	￦	72,186,528	￦	83,270,456	￦	294,651,963

Financial liabilities
Financial liabilities held for trading	￦	40,067	￦	—	￦	—	￦	—	￦	—	￦	—	￦	40,067
Derivatives held for trading[2]		1,552,407		—		—		—		—		—		1,552,407
Derivatives held for hedging[3]		—		—		25,411		179,000		8,959		—		213,370
Deposits [5]		75,556,622		13,862,606		28,486,393		76,707,100		7,737,700		923,359		203,273,780
Debts		2,615		3,581,835		1,570,566		4,101,028		4,012,913		627,608		13,896,565
Debentures		17,917		504,305		1,593,798		6,650,472		5,982,989		4,214,214		18,963,695
Other financial liabilities		—		7,033,534		837		63,086		—		—		7,097,457

	￦	77,169,628	￦	24,982,280	￦	31,677,005	￦	87,700,686	￦	17,742,561	￦	5,765,181	￦	245,037,341

Off- balance items
Commitments[6]	￦	59,730,621	￦	—	￦	—	￦	—	￦	—	￦	—	￦	59,730,621
Financial guarantee contracts[7]		3,198,372		—		—		—		—		—		3,198,372

	￦	62,928,993	￦	—	￦	—	￦	—	￦	—	￦	—	￦	62,928,993

[1]	The amounts of ￦6,813,832 million and ￦7,401,855 million, which are restricted amount due from the financial institutions as of December 31, 2014 and 2013, respectively, are excluded.
[2]	Financial instruments held for trading, and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are classified as the ‘On demand’ category.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments which are restricted for sale, these are classified in the maturity section to which the end of the restriction period applies.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

4.4 Market risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Bank is exposed to interest rate risks and currency risks associated with non-trading positions. The Bank classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

4.4.2 Risk management

The Bank sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Bank maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is practically the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO determines the operational standards of interest and commission, the details of establishment and operating of the Asset Liability Management (ALM) policies, and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate gap, duration gap and interest rate VaR, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are interest rate, stock price, commodity positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Bank’s risk management.

Observation method on market risk arising from trading positions

The Bank calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Bank manages market risk on the trading portfolio. In addition, the Bank controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Bank uses the value-at-risk methodology to measure the market risk of trading positions.

The Bank now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The Bank uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the financial statements in adoption of Korean IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back Testing

Back testing is conducted on a daily basis to validate the adequacy of the market risk model. In back testing, the Bank compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Bank mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

VaR at a 99%, excluding Stressed Value at Risks, confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	9,054	￦	4,040	￦	16,197	￦	13,577
Stock price risk		801		152		2,487		220
Foreign exchange rate risk		12,049		5,070		14,705		10,814
Deduction of diversification effect								(13,924)

Total VaR	￦	12,439	￦	3,217	￦	15,152	￦	10,687

	2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	6,250	￦	3,194	￦	10,939	￦	8,515
Stock price risk		3,012		903		6,279		1,101
Foreign exchange rate risk		9,264		5,287		13,589		5,287
Deduction of diversification effect								(10,641)

Total VaR	￦	8,661	￦	4,262	￦	14,410	￦	4,262

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Interest rate risk	￦	792	￦	570
Stock price risk		1,101		2
Foreign exchange rate risk		—		113

	￦	1,893	￦	685

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Bank manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Bank does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Bank sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.4 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Bank measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Bank manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Bank conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines, determined by ALM.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The results of the interest rate gap analysis as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	￦	68,556,573	￦	55,959,449	￦	43,953,240	￦	11,880,311	￦	12,914,887	￦	193,264,460
Securities		3,291,226		2,140,258		5,309,293		15,408,159		3,052,427		29,201,363
Others		9,424,878		261,605		274,844		702,923		105,144		10,769,394

	￦	81,272,677	￦	58,361,312	￦	49,537,377	￦	27,991,393	￦	16,072,458	￦	233,235,217

Interest-bearing liabilities in won
Deposits	￦	76,841,562	￦	37,205,842	￦	51,232,529	￦	21,161,079	￦	16,554,060	￦	202,995,072
Debts		5,045,420		—		—		—		—		5,045,420
Others		7,112,868		1,310,000		1,761,900		4,677,338		3,187,784		18,049,890

	￦	88,999,850	￦	38,515,842	￦	52,994,429	￦	25,838,417	￦	19,741,844	￦	226,090,382

Gap	￦	(7,727,173)	￦	19,845,470	￦	(3,457,052)	￦	2,152,976	￦	(3,669,386)	￦	7,144,835

Accumulated gap		(7,727,173)		12,118,297		8,661,245		10,814,221		7,144,835

Percentage (%)		(3.31)		5.20		3.71		4.64		3.06

Interest-bearing assets in foreign currencies
Loans	￦	8,394,838	￦	2,033,944	￦	1,220,396	￦	243,128	￦	8,650	￦	11,900,956
Securities		156,227		28,034		41,468		337,062		106,550		669,341
Others		638,902		141		275,042		879,360		—		1,793,445

	￦	9,189,967	￦	2,062,119	￦	1,536,906	￦	1,459,550	￦	115,200	￦	14,363,742

Interest-bearing liabilities in foreign currencies
Deposits	￦	1,950,805	￦	2,477,609	￦	271,331	￦	122,770	￦	37,973	￦	4,860,488
Debts		4,377,221		1,342,776		828,297		82,773		13,026		6,644,093
Others		3,326,074		—		297,470		1,209,119		—		4,832,663

	￦	9,654,100	￦	3,820,385	￦	1,397,098	￦	1,414,662	￦	50,999	￦	16,337,244

Gap	￦	(464,133)	￦	(1,758,266)	￦	139,808	￦	44,888	￦	64,201	￦	(1,973,502)

Accumulated gap		(464,133)		(2,222,399)		(2,082,591)		(2,037,703)		(1,973,502)

Percentage (%)		(3.23)		(15.47)		(14.50)		(14.19)		(13.74)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	￦	71,463,710	￦	53,132,772	￦	41,268,061	￦	8,006,180	￦	10,062,229	￦	183,932,952
Securities		3,148,736		1,415,750		5,778,743		15,257,311		4,264,352		29,864,892
Others		8,738,944		37,387		85,224		305,322		112,037		9,278,914

	￦	83,351,390	￦	54,585,909	￦	47,132,028	￦	23,568,813	￦	14,438,618	￦	223,076,758

Interest-bearing liabilities in won
Deposits	￦	75,784,418	￦	35,766,872	￦	49,302,374	￦	18,968,982	￦	14,587,276	￦	194,409,922
Debts		4,660,240		—		—		—		—		4,660,240
Others		8,454,922		2,352,852		1,500,677		2,290,000		3,937,784		18,536,235

	￦	88,899,580	￦	38,119,724	￦	50,803,051	￦	21,258,982	￦	18,525,060	￦	217,606,397

Gap	￦	(5,548,190)	￦	16,466,185	￦	(3,671,023)	￦	2,309,831	￦	(4,086,442)	￦	5,470,361

Accumulated gap		(5,548,190)		10,917,995		7,246,972		9,556,803		5,470,361

Percentage (%)		(2.49)		4.89		3.25		4.28		2.45

Interest-bearing assets in foreign currencies
Loans	￦	9,070,787	￦	1,783,860	￦	794,868	￦	159,658	￦	6,660	￦	11,815,833
Securities		186,556		21,222		16,818		203,817		224,876		653,289
Others		344,455		—		—		—		—		344,455

	￦	9,601,798	￦	1,805,082	￦	811,686	￦	363,475	￦	231,536	￦	12,813,577

Interest-bearing liabilities in foreign currencies
Deposits	￦	2,096,001	￦	1,459,574	￦	722,386	￦	128,276	￦	45,210	￦	4,451,447
Debts		4,633,308		937,305		537,989		24,707		79,147		6,212,456
Others		2,498,514		261,107		126,888		72,014		—		2,958,523

	￦	9,227,823	￦	2,657,986	￦	1,387,263	￦	224,997	￦	124,357	￦	13,622,426

Gap	￦	373,975	￦	(852,904)	￦	(575,577)	￦	138,478	￦	107,179	￦	(808,849)

Accumulated gap		373,975		(478,929)		(1,054,506)		(916,028)		(808,849)

Percentage (%)		2.92		(3.74)		(8.23)		(7.15)		(6.31)

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Interest rate VaR	￦	106,458	￦	183,041

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

4.4.5 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	823,297	￦	145,574	￦	104,880	￦	10,827	￦	47,653	￦	115,640	￦	1,247,871
Financial assets held for trading		43,753		—		15,333		—		—		—		59,086
Derivatives held for trading		55,877		—		694		—		—		—		56,571
Derivatives held for hedging		5,032		—		—		—		—		—		5,032
Loans		10,507,275		900,972		402,656		6,613		3,492		115,633		11,936,641
Available-for-sale financial assets		671,081		—		—		—		—		870		671,951
Other financial assets		1,187,598		61,140		75,970		1,710		46,434		8,908		1,381,760

	￦	13,293,913	￦	1,107,686	￦	599,533	￦	19,150	￦	97,579	￦	241,051	￦	15,358,912

Financial liabilities
Derivatives held for trading	￦	85,008	￦	—	￦	920	￦	—	￦	—	￦	—	￦	85,928
Derivatives held for hedging		226		—		—		—		—		—		226
Deposits		3,970,750		386,851		188,386		19,887		21,297		273,317		4,860,488
Debts		6,661,937		258,483		303,866		880		3,577		168,908		7,397,651
Debentures		2,766,605		73,606		26,731		—		—		22,672		2,889,614
Other financial liabilities		1,175,303		76,150		78,093		7,157		46,710		13,029		1,396,442

	￦	14,659,829	￦	795,090	￦	597,996	￦	27,924	￦	71,584	￦	477,926	￦	16,630,349

Off-balance items	￦	17,690,842	￦	3,511	￦	6,549	￦	4,704	￦	11,628	￦	72,747	￦	17,789,981

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

	2013
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	689,644	￦	119,494	￦	87,765	￦	5,460	￦	130,221	￦	85,910	￦	1,118,494
Financial assets held for trading		16,290		—		—		—		—		—		16,290
Derivatives held for trading		96,753		—		946		—		—		—		97,699
Derivatives held for hedging		16,094		—		—		—		—		—		16,094
Loans		10,010,009		1,235,187		381,414		51,677		456		190,828		11,869,571
Available-for-sale financial assets		647,835		10,052		—		—		—		1,504		659,391
Other financial assets		506,934		314,632		76,016		1,222		—		91,250		990,054

	￦	11,983,559	￦	1,679,365	￦	546,141	￦	58,359	￦	130,677	￦	369,492	￦	14,767,593

Financial liabilities
Derivatives held for trading	￦	126,887	￦	—	￦	1,333	￦	—	￦	—	￦	—	￦	128,220
Deposits		3,482,891		511,583		150,714		15,789		10,905		279,566		4,451,448
Debts		6,082,198		574,307		318,748		4,382		100,464		174,898		7,254,997
Debentures		2,402,032		236,020		—		—		—		148,687		2,786,739
Other financial liabilities		1,461,880		59,820		150,815		51,568		913		42,242		1,767,238

	￦	13,555,888	￦	1,381,730	￦	621,610	￦	71,739	￦	112,282	￦	645,393	￦	16,388,642

Off-balance items	￦	16,699,608	￦	3,486	￦	4,879	￦	4,787	￦	9,958	￦	60,221	￦	16,782,939

4.5. Operational Risk

4.5.1 Concept

The Bank defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, the Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

4.6 Capital Adequacy

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Bank is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.0% (2013: 3.5%), a minimum Tier 1 ratio of 5.5% (2013: 4.5%) and a minimum Total Regulatory Capital of 8.0% (2013: 8.0%) as of December 31, 2014.

The Bank’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Bank, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Bank that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Bank. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Detailed Supervisory Regulations on Banking Business and others.

Risk weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Bank should cover. The Bank calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on Detailed Supervisory Regulations on Banking Business and uses it for its captial ratio calculation.

In addition to the capital ratio, the Bank assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Bank). The Bank monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The economic capital is calculated by adding the stress testing results and other required items to the total economic capitals which are calculated for each risk.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The Risk Management Council of the Bank determines the Bank’s risk appetite and allocates economic capital by risk type and business group. Each business group efficiently operates its capital within range of granted economic capital. The Risk Management Department of the Bank monitors a management of the limit on economic capital and reports the results to management and the Risk Management Council. The Bank maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Bank and its subsidiaries complied with external capital adequacy requirements as of December 31, 2014 and 2013.

The details of the Bank’s capital adequacy calculation in line with Basel III requirements as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Equity capital	￦	23,421,797	￦	22,624,072
Tier I Capital		19,620,849		18,501,833
Common Equity Tier 1 Capital		19,620,849		18,501,833
Additional Tier 1 Capital		3,800,948		4,122,239
Risk-weighted assets:		146,689,770		146,742,788
Credit risk[1]		132,453,117		131,830,537
Market risk[2]		3,445,138		4,011,905
Operational risk[3]		10,791,515		10,900,346
Equity Capital (%):		15.97		15.42
Tier I Capital (%)		13.38		12.61
Common Equity Tier 1 Capital (%)		13.38		12.61

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•	Corporate banking : The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

•	Retail banking : The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities : The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Financial information by business segment for the year ended December 31, 2014, is as follows:

(In millions of Korean won)	2014
	Corporate Banking		Retail Banking		Others		Total
Operating revenues from external customers	￦	1,725,417	￦	2,222,716	￦	1,681,375	￦	5,629,508

Net interest income		2,406,164		2,124,857		529,432		5,060,453
Interest income		3,948,045		4,429,113		1,263,981		9,641,139
Interest expense		(1,541,881)		(2,304,256)		(734,549)		(4,580,686)
Net fee and commission income		227,480		525,879		337,655		1,091,014
Fee and commission income		265,393		597,072		416,226		1,278,691
Fee and commission expense		(37,913)		(71,193)		(78,571)		(187,677)
Net gains on financial assets/ liabilities at fair value through profit or loss		—		—		163,900		163,900
Net other operating income(expenses)		(908,227)		(428,020)		650,388		(685,859)
General and administrative expenses		(680,317)		(1,695,563)		(964,615)		(3,340,495)
Operating profit before provision for credit losses		1,045,100		527,153		716,760		2,289,013
Provision for credit losses		(566,917)		(304,147)		(12,706)		(883,770)
Operating profit		478,183		223,006		704,054		1,405,243
Net other non-operating income(expense)		231		—		(13,748)		(13,517)
Segment profits before income tax		478,414		223,006		690,306		1,391,726
Income tax expense		(115,776)		(53,967)		(156,056)		(325,799)
Profit for the year		362,638		169,039		534,250		1,065,927
Total assets[1]		91,876,957		111,074,156		68,301,532		271,252,645
Total liabilities[1]		81,989,878		123,792,699		43,624,630		249,407,207

[1]	Amount before intra-group transaction adjustment.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Financial information by business segment for the year ended December 31, 2013, is as follows:

(In millions of Korean won)	2013[1]
	Corporate Banking		Retail Banking		Others		Total
Operating revenues from external customers	￦	1,694,440	￦	2,454,450	￦	1,792,527	￦	5,941,417

Net interest income		2,521,559		2,094,905		572,047		5,188,511
Interest income		4,340,282		4,774,798		1,402,425		10,517,505
Interest expense		(1,818,723)		(2,679,893)		(830,378)		(5,328,994)
Net fee and commission income		230,607		614,047		273,227		1,117,881
Fee and commission income		270,757		674,250		344,427		1,289,434
Fee and commission expense		(40,150)		(60,203)		(71,200)		(171,553)
Net gains on financial assets/ liabilities at fair value through profit or loss		—		—		549,522		549,522
Net other operating income(expenses)		(1,057,726)		(254,502)		397,731		(914,497)
General and administrative expenses		(789,850)		(1,739,768)		(834,396)		(3,364,014)
Operating profit before provision for credit losses		904,590		714,682		958,131		2,577,403
Provision for credit losses		(692,846)		(358,139)		(5,961)		(1,056,946)
Operating profit		211,744		356,543		952,170		1,520,457
Net other non-operating income(expense)		633		—		(237,552)		(236,919)
Segment profits before income tax		212,377		356,543		714,618		1,283,538
Income tax expense		(51,396)		(86,283)		(257,398)		(395,077)
Profit for the year		160,981		270,260		457,220		888,461
Total assets[2]		90,336,884		102,888,727		69,532,270		262,757,881
Total liabilities[2]		79,447,782		121,625,278		40,870,048		241,943,108

[1]	The Financial information by business segment for the year ended December 31, 2013, were restated due to a retrospective application of changes in accounting policies of Korean IFRS.
[2]	Amount before intra-group transaction adjustment.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Corporate banking service	￦	1,725,417	￦	1,694,440
Retail banking service		2,222,716		2,454,450
Other service		1,681,375		1,792,527

	￦	5,629,508	￦	5,941,417

5.2.2 Geographical information

Operating revenues from external customers for the years ended December 31, 2014 and 2013, and major non-current assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014				2013
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
Domestic	￦	5,587,624	￦	3,168,912	￦	5,934,014	￦	3,200,825
United States		11,655		256		12,730		21
New Zealand		6,684		193		8,581		20
Japan		19,842		1,391		(17,182)		1,722
Argentina		573		—		6		—
Vietnam		3,130		287		3,268		316

	￦	5,629,508	￦	3,171,039	￦	5,941,417	￦	3,202,904

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

6.	Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014				2013
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	13,272,423	￦	13,272,421	￦	13,048,992	￦	13,048,993
Financial assets held for trading		2,020,078		2,020,078		1,780,693		1,780,693
Debt securities		1,897,203		1,897,203		1,609,852		1,609,852
Equity securities		71,530		71,530		130,589		130,589
Others		51,345		51,345		40,252		40,252
Derivatives held for trading		1,800,663		1,800,663		1,584,130		1,584,130
Derivatives held for hedging		109,553		109,553		137,446		137,446
Loans		210,835,577		211,140,092		202,365,667		202,483,283
Available-for-sale financial assets		21,563,406		21,563,406		21,235,931		21,235,931
Debt securities		16,289,564		16,289,564		16,327,431		16,327,431
Equity securities		5,273,342		5,273,342		4,908,250		4,908,250
Others		500		500		250		250
Held-to-maturity financial assets		10,124,136		10,486,946		11,011,518		11,337,813
Other financial assets		6,497,551		6,497,551		6,476,317		6,476,317

	￦	266,223,387	￦	266,890,710	￦	257,640,694	￦	258,084,606

Financial liabilities
Financial liabilities held for trading	￦	51,650	￦	51,650	￦	40,067	￦	40,067
Derivatives held for trading		1,755,640		1,755,640		1,552,407		1,552,407
Derivatives held for hedging		3,425		3,425		204,642		204,642
Deposits		207,785,044		208,178,501		198,761,452		199,005,615
Debts		14,334,655		14,381,293		13,584,554		13,582,206
Debentures		15,250,464		15,693,318		15,916,838		17,072,200
Other financial liabilities		9,083,438		9,083,484		10,707,026		10,707,058

	￦	248,264,316	￦	249,147,311	￦	240,766,986	￦	242,164,195

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Bank discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model (Discounted Cash Flow Model).
Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Fair value hierarchy

The Bank believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	1,563,931	￦	333,272	￦	—	￦	1,897,203
Equity securities		40,150		31,380		—		71,530
Others		51,345		—		—		51,345

		1,655,426		364,652		—		2,020,078

Derivatives held for trading		—		1,768,637		32,026		1,800,663

Derivatives held for hedging		—		109,293		260		109,553

Available-for-sale financial assets
Debt securities		6,707,877		9,581,687		—		16,289,564
Equity securities[1]		1,145,988		2,500,634		1,626,720		5,273,342
Others		—		500		—		500

		7,853,865		12,082,821		1,626,720		21,563,406

	￦	9,509,291	￦	14,325,403	￦	1,659,006	￦	25,493,700

Financial liabilities
Financial liabilities held for trading	￦	51,650	￦	—	￦	—	￦	51,650
Derivatives held for trading		—		1,747,611		8,029		1,755,640
Derivatives held for hedging		—		1,144		2,281		3,425

	￦	51,650	￦	1,748,755	￦	10,310	￦	1,810,715

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

	2013
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	1,381,401	￦	228,451	￦	—	￦	1,609,852
Equity securities		93,807		36,782		—		130,589
Others		40,252		—		—		40,252

		1,515,460		265,233		—		1,780,693

Derivatives held for trading		241		1,564,020		19,869		1,584,130

Derivatives held for hedging		—		136,994		452		137,446

Available-for-sale financial assets
Debt securities		9,582,063		6,745,368		—		16,327,431
Equity securities[1]		1,080,684		2,264,001		1,563,565		4,908,250
Others		—		250		—		250

		10,662,747		9,009,619		1,563,565		21,235,931

	￦	12,178,448	￦	10,975,866	￦	1,583,886	￦	24,738,200

Financial liabilities
Financial liabilities held for trading	￦	40,067	￦	—	￦	—	￦	40,067
Derivatives held for trading		—		1,527,929		24,478		1,552,407
Derivatives held for hedging		—		195,800		8,842		204,642

	￦	40,067	￦	1,723,729	￦	33,320	￦	1,797,116

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦27,526 million and ￦30,531 million as of December 31, 2014 and 2013, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statement of financial position and classified as Level 2 as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs
	2014		2013
Financial assets
Financial assets held for trading
Debt securities	￦	333,272	￦	228,451	DCF model	Discount rate
Equity securities		31,380		36,782	DCF model	Discount rate

		364,652		265,233

Derivatives held for trading		1,768,637		1,564,020	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others

Derivatives held for hedging		109,293		136,994	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

Available-for-sale financial assets
Debt securities		9,581,687		6,745,368	DCF model	Discount rate
Equity securities		2,500,634		2,264,001	DCF model	Discount rate
Others		500		250	DCF model	Discount rate

		12,082,821		9,009,619

	￦	14,325,403	￦	10,975,866

Financial liabilities
Derivatives held for trading	￦	1,747,611	￦	1,527,929	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging		1,144		195,800	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	￦	1,748,755	￦	1,723,729

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,534,896	￦	10,105,032	￦	632,493	￦	13,272,421
Loans		—		—		211,140,092		211,140,092
Held-to-maturity financial assets		2,616,385		7,870,561		—		10,486,946
Other financial assets[2]		—		—		6,497,551		6,497,551

	￦	5,151,281	￦	17,975,593	￦	218,270,136	￦	241,397,010

Financial liabilities
Deposits[1]	￦	—	￦	79,420,409	￦	128,758,092	￦	208,178,501
Debts[1]		—		48,984		14,332,309		14,381,293
Debentures		—		15,693,318		—		15,693,318
Other financial liabilities[3]		—		—		9,083,484		9,083,484

	￦	—	￦	95,162,711	￦	152,173,885	￦	247,336,596

	2013
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,690,281	￦	10,071,826	￦	286,886	￦	13,048,993
Loans		—		—		202,483,283		202,483,283
Held-to-maturity financial assets		3,492,584		7,845,229		—		11,337,813
Other financial assets[2]		—		—		6,476,317		6,476,317

	￦	6,182,865	￦	17,917,055	￦	209,246,486	￦	233,346,406

Financial liabilities
Deposits[1]	￦	—	￦	71,213,928	￦	127,791,687	￦	199,005,615
Debts[1]		—		156,349		13,425,857		13,582,206
Debentures		—		17,072,200		—		17,072,200
Other financial liabilities[3]		—		—		10,707,058		10,707,058

	￦	—	￦	88,442,477	￦	151,924,602	￦	240,367,079

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The ￦6,497,551 million and ￦6,476,317 million of other financial assets included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2014 and 2013, respectively.
[3]	The ￦9,070,198 million and ￦10,705,153 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2014 and 2013, respectively.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs
	2014		2013
Financial assets
Held-to-maturity financial assets	￦	7,870,561	￦	7,845,229	DCF model	Discount rate
Financial liabilities
Debentures	￦	15,693,318	￦	17,072,200	DCF model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs	Unobservable inputs
	2014		2013
Financial assets
Cash and due from financial institutions	￦	632,493	￦	286,886	DCF model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans		211,140,092		202,483,283	DCF model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	￦	211,772,585	￦	202,770,169

Financial liabilities
Deposits	￦	128,758,092	￦	127,791,687	DCF model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Debts		14,332,309		13,425,857	DCF model	Other spread, interest rate	Other spread
Other financial liabilities		13,286		1,905	DCF model	Other spread, interest rate	Other spread

	￦	143,103,687	￦	141,219,449

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 fair value

The Bank uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Bank’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the year ended December 31, 2014, are as follows:

(In millions of Korean won)
	Financial investments	Net derivatives
	Available-for-sale financial assets	Derivatives held for trading		Derivatives held for hedging
	Equity securities
Beginning balance	￦ 1,563,565	￦	(4,609)	￦	(8,390)
Total gains or losses
- Profit or loss	(112,688)		(1,393)		6,579
- Other comprehensive income	116,321		—		—
Purchases	188,642		—		—
Sales	(149,241)		—		—
Issues	—		—		—
Settlements	—		7,348		(210)
Transfers into Level 3	24,736		22,651		—
Transfers out of Level 3	(4,615)		—		—

Ending balance	￦ 1,626,720	￦	23,997	￦	(2,021)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Changes in Level 3 of the fair value hierarchy for the year ended December 31, 2013, are as follows:

(In millions of Korean won)
	Financial investments	Net derivatives
	Available-for-sale financial assets	Derivatives held for trading		Derivatives held for hedging
	Equity securities
Beginning balance	￦ 1,491,498	￦	(18,741)	￦	(6,535)
Total gains or losses
- Profit or loss	(9,085)		(13,981)		(1,229)
- Other comprehensive income	51,508		—		—
Purchases	403,802		—		—
Sales	(80,994)		—		—
Issues	—		(107)		—
Settlements	—		28,220		(626)
Transfers into Level 3	441		—		—
Transfers out of Level 3	(293,605)		—		—

Ending balance	￦ 1,563,565	￦	(4,609)	￦	(8,390)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(1,393)	￦	(106,109)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting year		7,533		(112,164)

(In millions of Korean won)	2013
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(13,981)	￦	(10,314)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting year		(3,066)		(15,160)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of December 31, 2014, is as follows:

(In millions of Korean won)
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Derivatives held for trading (Stock and index)	￦	29,031	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	24.20 ~ 45.82	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets(rates of return on stocks)	-3.27 ~ 52.23	Higher the correlation, higher the fair value fluctuation
Derivatives held for trading (currency)		2,995	DCF model	Interest rate, exchange rate, loss rate from bankruptcy.	Loss rate from bankruptcy.	6.78 ~ 90.56	Higher the loss rate, decrease the fair value
Derivatives held for hedging
Derivatives held for hedging (Interest)		260	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, Interest rate, volatility of the underlying asset	Volatility of the underlying asset	3.91	Higher the volatility, higher the fair value fluctuation
Available-for-sale
Available-for-sale equity securities		1,626,720	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value, discount rate of cash flows from rent, recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 3.00	Higher the growth rate, higher the fair value
					Discount rate	2.29 ~ 21.55	Lower the discount rate, higher the fair value
					Volatilities of real estate price	0.42 ~ 1.10	Higher real estate price, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Discount rate of cash flows from rent	6.89 ~ 8.55	Lower the discount rate of cash flows from rent, higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	Higher the recovery rate of receivables’ acquisition cost, higher the fair value

	￦	1,659,006

Financial liabilities
Derivatives held for trading
Derivatives held for trading (Stock and index)	￦	8,029	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	25.13 ~ 41.79	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets(rates of return on stocks)	-3.83 ~ 68.20	Higher the correlation, higher the fair value fluctuation
Derivatives held for hedging
Derivatives held for hedging (Interest)		2,281	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, Interest rate, volatility of the underlying asset	Volatility of the underlying asset	2.35 ~ 3.91	Higher the volatility, higher the fair value fluctuation

	￦	10,310

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Information about fair value measurements using unobservable inputs as of December 31, 2013, is as follows:

	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Derivatives held for trading (Stock and index)	￦	13,379	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	10.9 ~ 45.64	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets(rates of return on stocks)	11.43 ~ 79.26	Higher the correlation, higher the fair value fluctuation
Derivatives held for trading (currency)		6,490	DCF model	Interest rate, exchange rate, loss rate from bankruptcy.	Loss rate from bankruptcy.	88.24 ~ 94.12	Higher the loss rate, decrease the fair value
Derivatives held for hedging
Derivatives held for hedging (Interest)		452	DCF model, Closed Form, FDM, MonteCarlo Simulation	Interest rate, correlation of the underlying assets(interest rates), foreign exchange rate	Correlation of the underlying assets (interest rates)	0.03	Higher the correlation, higher the fair value fluctuation
Available-for-sale
Available-for-sale equity securities		1,563,565	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value, discount rate of cash flows from rent	Growth rate	0.00	Higher the growth rate, higher the fair value
					Discount rate	2.86 ~ 17.69	Lower the discount rate, higher the fair value
					Volatilities of real estate price	0.74 ~ 1.96	Higher real estate price, higher the fair value
					Liquidation value	0.00	Higher the liquidation value, higher the fair value
					Discount rate of cash flows from rent	6.84 ~ 10.77	Lower the discount rate of cash flows from rent, higher the fair value

	￦	1,583,886

Financial liabilities
Derivatives held for trading
Derivatives held for trading (Stock and index)	￦	24,478	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset, correlation of the underlying assets(rates of return on stocks), dividend yield	Volatility of the underlying asset	15.24 ~ 45.64	Higher the volatility, higher the fair value fluctuation
					Correlation of the underlying assets(rates of return on stocks)	17.29 ~ 79.26	Higher the correlation, higher the fair value fluctuation
Derivatives held for hedging
Derivatives held for hedging (Interest)		8,842	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, Interest rate, volatility of the underlying asset	Volatility of the underlying asset	3.00 ~ 5.28	Higher the volatility, higher the fair value fluctuation

	￦	33,320

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are interest rate-related derivatives and equity-related derivatives whose fair value changes are recognized in profit or loss as well as unlisted equity securities and private equity funds whose fair value changes are recognized in profit or loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters value are as follows:

	2014
(In millions of Korean won)	Recognition in profit or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	310	￦	(307)
Derivatives held for hedging[1]		17		(15)
Available-for-sale financial assets[2]		—		—

	￦	327	￦	(322)

Financial liabilities
Derivatives held for trading[1]	￦	535	￦	(535)
Derivatives held for hedging[1]		86		(76)

	￦	621	￦	(611)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

	2014
(In millions of Korean won)	Other comprehensive income or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	—	￦	—
Derivatives held for hedging[1]		—		—
Available-for-sale financial assets[2]		353,142		(134,804)

	￦	353,142	￦	(134,804)

Financial liabilities
Derivatives held for trading[1]	￦	—	￦	—
Derivatives held for hedging[1]		—		—

	￦	—	￦	—

	2013
(In millions of Korean won)	Recognition in profit or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	1,070	￦	(1,082)
Derivatives held for hedging[1]		—		—
Available-for-sale financial assets[2]		—		—

	￦	1,070	￦	(1,082)

Financial liabilities
Derivatives held for trading[1]	￦	1,561	￦	(1,451)
Derivatives held for hedging[1]		345		(333)

	￦	1,906	￦	(1,784)

	2013
(In millions of Korean won)	Other comprehensive income or loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	—	￦	—
Derivatives held for hedging[1]		—		—
Available-for-sale financial assets[2]		293,471		(110,540)

	￦	293,471	￦	(110,540)

Financial liabilities
Derivatives held for trading[1]	￦	—	￦	—
Derivatives held for hedging[1]		—		—

	￦	—	￦	—

[1]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For foreign currency derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

[2]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate of cash flows from rent (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day one gain or loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	2014		2013

Balance at the beginning of the year (A)	￦	1,330	￦	5,998
New transactions (B)		—		34
Amounts recognized in profit or loss during the year (C= a+b)		(1,143)		(4,702)
a. Amortization		(73)		(275)
b. Settlement		(1,070)		(4,427)

Balance at the end of year (A+B+C)	￦	187	￦	1,330

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2014, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	13,272,423	￦	—	￦	—	￦	—	￦	13,272,423
Financial assets at fair value through profit or loss		2,020,078		—		—		—		—		2,020,078
Derivatives		1,800,663		—		—		—		109,553		1,910,216
Loans		—		210,835,577		—		—		—		210,835,577
Financial investments		—		—		21,563,406		10,124,136		—		31,687,542
Other financial assets		—		6,497,551		—		—		—		6,497,551

	￦	3,820,741	￦	230,605,551	￦	21,563,406	￦	10,124,136	￦	109,553	￦	266,223,387

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	51,650	￦	—	￦	—	￦	51,650
Derivatives		1,755,640		—		3,425		1,759,065
Deposits		—		207,785,044		—		207,785,044
Debts		—		14,334,655		—		14,334,655
Debentures		—		15,250,464		—		15,250,464
Other financial liabilities		—		9,083,438		—		9,083,438

	￦	1,807,290	￦	246,453,601	￦	3,425	￦	248,264,316

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The carrying amounts of financial assets and liabilities by category as of December 31, 2013, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	13,048,992	￦	—	￦	—	￦	—	￦	13,048,992
Financial assets at fair value through profit or loss		1,780,693		—		—		—		—		1,780,693
Derivatives		1,584,130		—		—		—		137,446		1,721,576
Loans		—		202,365,667		—		—		—		202,365,667
Financial investments		—		—		21,235,931		11,011,518		—		32,247,449
Other financial assets		—		6,476,317		—		—		—		6,476,317

	￦	3,364,823	￦	221,890,976	￦	21,235,931	￦	11,011,518	￦	137,446	￦	257,640,694

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	40,067	￦	—	￦	—	￦	40,067
Derivatives		1,552,407		—		204,642		1,757,049
Deposits		—		198,761,452		—		198,761,452
Debts		—		13,584,554		—		13,584,554
Debentures		—		15,916,838		—		15,916,838
Other financial liabilities		—		10,707,026		—		10,707,026

	￦	1,592,474	￦	238,969,870	￦	204,642	￦	240,766,986

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

6.4 Transfer of financial assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Bank transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
		2014
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
KR ABS Ltd.	Subordinated debt	Available-for-sale financial assets	￦	4,921	￦	4,921
KR 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets		22,219		22,219
EAK ABS Ltd.	Subordinated debt	Available-for-sale financial assets		11,211		11,211
AP 1st Securitization Specialty Co., Ltd.	Senior debt	Loans and receivables		9,762		9,842
	Subordinated debt	Available-for-sale financial assets		17,346		17,346
Discovery 1st Securitization Specialty Co., Ltd.	Senior debt	Loans and receivables		1,175		1,194
	Subordinated debt	Available-for-sale financial assets		22,591		22,591
EAK 2nd Securitization Specialty Co., Ltd. [1]	Senior debt	Loans and receivables		19,806		20,026
	Subordinated debt	Available-for-sale financial assets		38,207		38,207
FK 1411 ABS Ltd. [2]	Senior debt	Loans and receivables		44,966		44,917
	Subordinated debt	Available-for-sale financial assets		47,600		47,600

			￦	239,804	￦	240,074

[1]	Recognized net gain from transferring loans to the SPEs amounts to ￦6,924 million.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦27,365 million.
[3]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for the non-performing loans amounts to ￦3,145 million.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
		2013
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement in statement of financial position
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.	Subordinated debt[1]	Loans and receivables	￦	69,743	￦	70,503
KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.				4,214		6,870
KR ABS Ltd.	Mezzanine/subordinated debt	Available-for-sale financial assets		11,434		11,434
KR 2nd Securitization Specialty Co., Ltd. [2]	Senior debt	Loans and receivables		26,065		26,227
	Subordinated debt	Available-for-sale financial assets		33,017		33,017
EAK ABS Ltd.[3]	Subordinated debt	Available-for-sale financial assets		35,020		35,020
AP 1st Securitization Specialty Co., Ltd. [4]	Senior debt	Loans and receivables		67,326		67,353
	Subordinated debt	Available-for-sale financial assets		16,669		16,669
Discovery 1st Securitization Specialty Co., Ltd. [5]	Senior debt	Loans and receivables		23,494		23,547
	Subordinated debt	Available-for-sale financial assets		21,454		21,454

			￦	308,436	￦	312,094

[1]	Transfer of loans and other financial assets to SPEs which occurred prior to the transition date of K-IFRS did not meet the derecognition criteria under K-IFRS, but the Bank derecognized these financial assets in accordance with an exception to the retrospective application of K-IFRS.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦24,589 million.
[3]	Recognized net loss from transferring loans to the SPEs amounts to ￦2,480 million.
[4]	Recognized net loss from transferring loans to the SPEs amounts to ￦18,556 million.
[5]	Recognized net loss from transferring loans to the SPEs amounts to ￦37,975 million.
[6]	In addition to the above, there were gains from the transfer of non-performing loans to the National Happiness Fund (‘the Fund’) amounting to ￦18,111 million as of December 31, 2013. According to the agreement with the Fund, where the recovered amounts exceed the consideration paid by the Fund for the non-performing loans, the excess amount is to be reimbursed to the Bank.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

6.4.2 Securities under repurchase agreements and loaned securities

The Bank continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Bank retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Carrying amount of transferred assets		Carrying amount of related liabilities
Securities under repurchase agreements	￦	81,392	￦	69,469
Loaned securities		51,103		—
Government and public bonds		51,103		—
Stocks		—		—

	￦	132,495	￦	69,469

(In millions of Korean won)	2013
	Carrying amount of transferred assets		Carrying amount of related liabilities
Securities under repurchase agreements	￦	208,822	￦	175,679
Loaned securities		364,418		—
Government and public bonds		354,007		—
Stocks		10,411		—

	￦	573,240	￦	175,679

6.5 Offsetting financial assets and financial liabilities

The Bank enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements and other arrangements with the Bank’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
			Gross amounts of recognized financial		Net amounts of financial		Related amounts not offset in the statement of financial position				Net amount
	Gross amounts of recognized financial assets		liabilities offset in the statement of financial position		assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,798,279	￦	—	￦	1,798,279	￦	(1,472,239)	￦	(1,635)	￦	324,405
Derivatives held for hedging		109,553		—		109,553		(15,688)		—		93,865
Receivable spot exchange		2,343,308		—		2,343,308		(2,342,116)		—		1,192
Reverse repurchase, securities borrowing and similar agreements		3,275,500		—		3,275,500		(3,275,500)		—		—
Other financial instruments		18,249,521		(16,161,647)		2,087,874		—		—		2,087,874

	￦	25,776,161	￦	(16,161,647)	￦	9,614,514	￦	(7,105,543)	￦	(1,635)	￦	2,507,336

(In millions of Korean won)	2013
			Gross amounts of recognized financial		Net amounts of financial		Related amounts not offset in the statement of financial position				Net amount
	Gross amounts of recognized financial assets		liabilities offset in the statement of financial position		assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,581,561	￦	—	￦	1,581,561	￦	(1,186,724)	￦	(1,850)	￦	392,987
Derivatives held for hedging		137,446		—		137,446		(35,550)		—		101,896
Receivable spot exchange		2,256,532		—		2,256,532		(2,255,085)		—		1,447
Reverse repurchase, securities borrowing and similar agreements[1]		4,019,900		—		4,019,900		(4,019,900)		—		—
Other financial instruments		16,095,694		(15,371,808)		723,886		—		—		723,886

	￦	24,091,133	￦	(15,371,808)	￦	8,719,325	￦	(7,497,259)	￦	(1,850)	￦	1,220,216

[1]	Includes a portion of the securities loaned.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
			Gross amounts of recognized	Net amounts		Related amounts not offset in the statement of financial position				Net amount
	Gross amounts of recognized financial liabilities		financial assets offset in the statement of financial position	of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral pledged
Derivatives held for trading	￦	1,755,187	￦ —	￦	1,755,187	￦	(1,316,234)	￦	—	￦	438,953
Derivatives held for hedging		3,425	—		3,425		(3,013)		—		412
Payable spot exchange		2,343,234	—		2,343,234		(2,342,116)		—		1,118
Repurchase, securities lending and similar agreements[1]		69,469	—		69,469		(69,469)		—		—
Other financial instruments		16,284,444	(16,161,647)		122,797		(122,797)		—		—

	￦	20,455,759	￦ (16,161,647)	￦	4,294,112	￦	(3,853,629)	￦	—	￦	440,483

(In millions of Korean won)	2013
			Gross amounts of recognized	Net amounts		Related amounts not offset in the statement of financial position				Net amount
	Gross amounts of recognized financial liabilities		financial assets offset in the statement of financial position	of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral pledged
Derivatives held for trading	￦	1,550,389	—	￦	1,550,389	￦	(987,682)	￦	—	￦	562,707
Derivatives held for hedging		204,642	—		204,642		(16,320)		—		188,322
Payable spot exchange		2,256,147	—		2,256,147		(2,255,085)		—		1,062
Repurchase, securities lending and similar agreements[1]		175,679	—		175,679		(175,679)		—		—
Other financial instruments		16,358,240	(15,371,808)		986,432		(946,800)		—		39,632

	￦	20,545,097	￦ (15,371,808)	￦	5,173,289	￦	(4,381,566)	￦	—	￦	791,723

[1]	Includes repurchase agreements sold to customers.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

7.	Due from financial institutions

The details of due from financial institutions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	2014		2013
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.03	￦	6,283,230	￦	6,709,634
	Due from banking institutions	NH Bank and others	0.00~2.43		579,457		261,250
	Due from others	KB Securities Co., Ltd. and others	1.00		3,011,621		2,613,665

					9,874,308		9,584,549

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		810,181		748,527
	Time deposits in foreign currencies	Bank of Communications and others	0.50~3.24		16,871		10,657
	Due from others	Bank of Japan and others	—		36,168		14,978

					863,220		774,162

				￦	10,737,528	￦	10,358,711

Due from financial institutions, classified by type of financial institution as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	6,283,230	￦	225,393	￦	6,508,623
Other banking institutions		579,457		634,091		1,213,548
Other financial institutions		3,011,621		3,736		3,015,357

	￦	9,874,308	￦	863,220	￦	10,737,528

(In millions of Korean won)	2013
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	6,709,634	￦	410,328	￦	7,119,962
Other banking institutions		261,250		359,105		620,355
Other financial institutions		2,613,665		4,729		2,618,394

	￦	9,584,549	￦	774,162	￦	10,358,711

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Restricted due from financial institutions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		Financial Institution	2014		2013		Reason for restriction

Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	6,283,230	￦	6,709,634	Bank of Korea Act
	Due from banking institutions	Hana Bank and others		279,200		261,000	Agreement for allocation of deposit

				6,562,430		6,970,634

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		229,423		414,277	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communications		16,488		10,553	New York state banking Law
	Due from others	Woori Futures Co., Ltd. and others		4,022		4,876	Derivatives margin account and others

				249,933		429,706

			￦	6,812,363	￦	7,400,340

8.	Assets pledged as collateral

The details of assets pledged as collateral as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
Assets pledged	Pledgee	2014
		Carrying amount		Collateralized amount		Reason of pledge
Financial assets held for trading	Others	￦	9,847	￦	9,720	Settlement of Korea Exchange
Held-to-maturity financial assets	Korea Securities Depository and others		1,460,932		1,452,000	Repurchase agreements
	Bank of Korea		993,853		990,000	Borrowings from Bank of Korea
	Bank of Korea		1,440,821		1,416,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		339,107		338,492	Derivatives transitions
	Others		254,980		253,500	Others

			4,489,693		4,450,792

		￦	4,499,540	￦	4,460,512

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
Assets pledged	Pledgee	2013
		Carrying amount		Collateralized amount		Reason of pledge
Held-to-maturity financial assets	Korea Securities Depository and others	￦	3,577,052	￦	3,572,000	Repurchase agreements
	Bank of Korea		617,250		610,000	Borrowings from Bank of Korea
	Bank of Korea		956,284		946,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		325,616		325,521	Derivatives transitions
	Others		258,615		258,500	Others

			5,734,817		5,712,821

Accounts receivable	Others		1,342,566		1,342,566	Covered Bond

Mortgage loans	Others		846,000		843,127	Covered Bond

		￦	7,923,383	￦	7,898,514

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	3,344,318	￦	—

(In millions of Korean won)	2013
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	4,105,598	￦	—

9.	Derivative financial instruments and hedge accounting

The Bank’s derivative operations focus on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. The Bank also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Bank’s own assets and liabilities. In addition, the Bank engages in proprietary trading of derivatives within the Bank’s regulated open position limits.

The Bank provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won.

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks.

•	Stock price index options linked with the KOSPI index.

In particular, the Bank uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of derivative financial instruments for trading as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	270,279	￦	—	￦	—
Swaps		101,427,709		923,094		956,096
Options		8,398,000		86,277		128,185

		110,095,988		1,009,371		1,084,281

Currency
Forwards		21,253,952		340,245		214,759
Futures[1]		554,794		—		—
Swaps		18,430,843		415,842		441,696
Options		616,977		6,057		6,078

		40,856,566		762,144		662,533

Stock and index
Futures[1]		76,298		—		—
Swaps		45,135		26,648		1,166
Options		114,617		2,500		7,660

		236,050		29,148		8,826

Others		—		—		—

	￦	151,188,604	￦	1,800,663	￦	1,755,640

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	453,880	￦	—	￦	—
Swaps		141,212,103		584,036		638,171
Options		8,285,091		45,063		85,906

		149,951,074		629,099		724,077

Currency
Forwards		22,919,438		241,804		289,368
Futures[1]		360,143		—		—
Swaps		17,321,772		693,116		495,003
Options		273,745		2,428		1,492

		40,875,098		937,348		785,863

Stock and index
Futures[1]		59,381		—		—
Swaps		73,658		11,051		12,170
Options		1,110,131		6,278		29,965

		1,243,170		17,329		42,135

Others		60,000		354		332

	￦	192,129,342	￦	1,584,130	￦	1,552,407

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2014, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	2,179,779	￦	109,293	￦	1,144
Currency
Swap		—		—		—
Other		140,000		260		2,281

	￦	2,319,779	￦	109,553	￦	3,425

The details of derivatives designated as fair value hedging instruments as of December 31, 2013, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,951,013	￦	137,446	￦	—
Currency
Swap		1,055,300		—		195,800
Other		140,000		—		8,842

	￦	3,146,313	￦	137,446	￦	204,642

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Losses on hedging instruments	￦	(28,269)	￦	(49,047)
Gains on the hedged item attributable to the hedged risk		42,393		81,428

	￦	14,124	￦	32,381

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

10.	Loans

Loans as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Loans	￦	212,200,594	￦	204,274,324
Deferred loan origination fees and costs		545,702		463,901
Allowances		(1,910,719)		(2,372,558)

Carrying amount	￦	210,835,577	￦	202,365,667

Loans to banks as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Loans	￦	6,677,146	￦	6,846,909
Allowances		(53)		(53)

Carrying amount	￦	6,677,093	￦	6,846,856

Loans to customers other than banks as of December 31, 2014 and 2013, consist of:

(In millions of Korean won)	2014
	Retail		Corporate		Total
Loans in Korean won	￦	112,042,305	￦	84,006,117	￦	196,048,422
Loans in foreign currencies		37,761		1,896,126		1,933,887
Domestic import usance bills		—		3,693,951		3,693,951
Off-shore funding loans		—		664,794		664,794
Call loans		—		211,000		211,000
Bills bought in Korean won		—		6,678		6,678
Bills bought in foreign currencies		—		1,957,729		1,957,729
Guarantee payments under payment guarantee		—		12,975		12,975
Reverse repurchase agreements		—		825,500		825,500
Privately placed bonds		—		714,214		714,214

		112,080,066		93,989,084		206,069,150
Proportion (%)		54.39		45.61		100.00

Allowances		(476,517)		(1,434,149)		(1,910,666)

	￦	111,603,549	￦	92,554,935	￦	204,158,484

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Retail		Corporate		Total
Loans in Korean won	￦	103,877,464	￦	83,323,816	￦	187,201,280
Loans in foreign currencies		68,259		2,438,045		2,506,304
Domestic import usance bills		—		2,978,478		2,978,478
Off-shore funding loans		—		669,602		669,602
Call loans		—		580,000		580,000
Bills bought in Korean won		—		14,243		14,243
Bills bought in foreign currencies		—		1,586,556		1,586,556
Guarantee payments under payment guarantee		—		38,319		38,319
Reverse repurchase agreements		—		1,529,900		1,529,900
Privately placed bonds		—		786,634		786,634

		103,945,723		93,945,593		197,891,316
Proportion (%)		52.53		47.47		100.00

Allowances		(571,860)		(1,800,645)		(2,372,505)

	￦	103,373,863	￦	92,144,948	￦	195,518,811

The changes in deferred loan origination fees and costs for the years ended December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	495,619	￦	355,270	￦	278,781	￦	—	￦	572,108
Other origination costs		378		1,100		880		—		598

		495,997		356,370		279,661		—		572,706

Deferred loan origination fees
Loans in Korean won		25,064		4,579		7,650		—		21,993
Other origination fees		7,032		1,074		3,095		—		5,011

		32,096		5,653		10,745		—		27,004

	￦	463,901	￦	350,717	￦	268,916	￦	—	￦	545,702

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

	2013
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	460,855	￦	310,770	￦	276,006	￦	—	￦	495,619
Other origination costs		343		636		601		—		378

		461,198		311,406		276,607		—		495,997

Deferred loan origination fees
Loans in Korean won		33,056		2,903		10,895		—		25,064
Other origination fees		6,320		3,196		2,485		1		7,032

		39,376		6,099		13,380		1		32,096

	￦	421,822	￦	305,307	￦	263,227	￦	(1)	￦	463,901

11.	Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Retail		Corporate		Total
Beginning	￦	571,860	￦	1,800,698	￦	2,372,558
Written-off		(520,369)		(1,069,477)		(1,589,846)
Recoveries from written-off loans		130,034		264,134		394,168
Sale		(6,726)		(61,255)		(67,981)
Other changes		(6,246)		(68,523)		(74,769)
Provision[1]		307,964		568,625		876,589

Ending	￦	476,517	￦	1,434,202	￦	1,910,719

(In millions of Korean won)	2013
	Retail		Corporate		Total
Beginning	￦	680,091	￦	2,184,399	￦	2,864,490
Written-off		(580,235)		(1,097,057)		(1,677,292)
Recoveries from written-off loans		124,867		146,569		271,436
Sale		(8,483)		(74,979)		(83,462)
Other changes		(7,035)		(51,671)		(58,706)
Provision[1]		362,655		693,437		1,056,092

Ending	￦	571,860	￦	1,800,698	￦	2,372,558

[1]	Provision for credit losses in statements of comprehensive income also include provision (reversal) for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantee contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The amounts of written-off loans, over which the Bank still has a right to claim against the borrowers and guarantors due to unexpired statute of limitations, are ￦13,028,830 million and ￦11,775,270 million as of December 31, 2014 and 2013, respectively.

The coverage ratios of allowances for loan losses as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Loans	￦	212,746,296	￦	204,738,225
Allowances for loan losses		1,910,719		2,372,558
Ratio (%)		0.90		1.16

12.	Financial assets at fair value through profit or loss and Financial Investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Financial assets held for trading
Debt securities:
Government and public bonds	￦	1,152,888	￦	1,063,407
Financial bonds		680,562		538,542
Corporate bonds		63,753		7,903
Equity securities:
Stocks		31,309		66,733
Beneficiary certificates		40,221		63,856
Others		51,345		40,252

Total financial assets at fair value through profit or loss	￦	2,020,078	￦	1,780,693

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	4,214,383	￦	6,528,440
Financial bonds		6,235,689		5,177,572
Corporate bonds		4,641,211		3,428,218
Asset-backed securities		1,198,281		1,193,201
Equity securities:
Stocks		1,769,922		1,654,385
Equity investments		45,578		73,874
Beneficiary certificates		3,457,842		3,179,991
Others		500		250

		21,563,406		21,235,931

Held-to-maturity financial assets
Debts securities:
Government and public bonds		2,724,716		3,685,150
Financial bonds		1,047,049		770,283
Corporate bonds		5,880,095		6,189,311
Asset-backed securities		472,276		366,774

		10,124,136		11,011,518

Total financial investments	￦	31,687,542	￦	32,247,449

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The impairment losses and the reversal of impairment losses in financial investment for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(180,784)	￦	—	￦	(180,784)
Held-to-maturity financial assets		—		—		—

	￦	(180,784)	￦	—	￦	(180,784)

(In millions of Korean won)
	2013
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(155,195)	￦	—	￦	(155,195)
Held-to-maturity financial assets		(5)		—		(5)

	￦	(155,200)	￦	—	￦	(155,200)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

13.	Investments in associates and subsidiaries

Investments in associates and subsidiaries as of December 31, 2014 and 2013, are as follows:

(in millions of Korean won) (in thousands of US dollars)	2014
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	122,623	￦	125,119	￦	126,284	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,222		2,769	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		114,240		84,792	Other finance	Korea
JSC Bank CenterCredit
Ordinary share [2]	29.56		954,104		36,763		61,758	Banking	Kazakhstan
Preference share [2]	93.15
KB12-1 Venture Investment Partnership[3]	80.00		28,800		29,119		28,800	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		18,981		15,705		16,675	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,270		191,617	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		178		—	Architectural design and related service	Korea
Shinla Construction Co., Ltd.	20.17		—		(502)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		99,818		89,124	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		(1,716)		24,677	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	20.00		21,000		18,563		21,000	Investment finance	Korea
Future Planning KB Start-up Creation Fund[3]	50.00		4,000		3,825		4,000	Investment finance	Korea
Terra Corporation	24.06		—		(99)		—	Manufacture of fabricated and processed metal products	Korea

			1,544,476		648,505		651,496

Subsidiaries
Kookmin Bank Int’l Ltd.(London)[5]	100.00	USD	30,392		75,809		67,396	Banking	United Kingdom
Kookmin Bank Hong Kong Ltd. [5]	100.00	USD	20,000		140,549		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC. [5]	100.00	USD	17,846		21,286		19,885	Banking	Cambodia
Kookmin Bank(China) Ltd. [5]	100.00	USD	383,875		413,696		418,155	Banking	China

		USD	452,113		651,340		611,079

					￦1,299,845		￦1,262,575

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won) (in thousands of US dollars)	2013
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	124,968	￦	125,478	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,185		2,769	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		139,286		84,792	Other finance	Korea
JSC Bank CenterCredit
Ordinary share [2]	29.56		954,104		51,989		86,787	Banking	Kazakhstan
Preference share [2]	93.15
KB06-1 Venture Investment Partnership[3]	50.00		2,500		861		920	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		5,300		9,345		6,025	Investment finance	Korea
KB12-1 Venture Investment Partnership[3]	80.00		23,200		22,817		23,200	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		28,548		27,898		28,548	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,618		191,617	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		64		—	Architectural design and related service	Korea
Shinla Construction Co., Ltd.	20.17		—		(468)		—	Specialty construction	Korea
Kores Co., Ltd.[4]	10.39		634		1,925		634	Manufacture of automobile components	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		99,044		89,124	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		(429)		24,677	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	20.00		11,220		9,296		11,220	Investment finance	Korea
Future Planning KB Start-up Creation Fund[3]	80.00		4,000		4,030		4,000	Investment finance	Korea
Terra Corporation	24.06		—		20		—	Manufacture of fabricated and processed metal products	Korea
Ssangyong Engineering & Construction [4]	15.64		28,779		2,490		—	Office and commercial building construction	Korea

			1,575,070		700,939		679,791

Subsidiaries
Kookmin Bank Int’l Ltd.(London)[5]	100.00	USD	30,392		69,189		67,396	Banking	United Kingdom
Kookmin Bank Hong Kong Ltd. [5]	100.00	USD	20,000		127,787		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC. [5]	100.00	USD	17,846		20,169		19,885	Banking	Cambodia
Kookmin Bank(China) Ltd. [5]	100.00	USD	383,875		390,330		418,155	Banking	China

		USD	452,113		607,475		611,079

					￦1,308,414		￦1,290,870

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

[1]	As of December 31, 2014 and 2013, the Bank is represented in the governing bodies of its associates. Therefore, the Bank has significant influence over the decision-making process relating to their financial and business policies.
[2]	The Bank determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for voting rights, and therefore, ordinary shares and convertible preference shares are not presented separately. Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as of December 31, 2014 and 2013, amounts to ￦42,945 million and ￦57,476 million, respectively.
[3]	As of December 31, 2014 and 2013, the Bank is a partner in a limited partnership and does not have the right to control over these entities.
[4]	Where the Bank has acquired shares of entities through debt-for-equity swaps, the Bank is represented in the creditor council. Therefore, the Bank has significant influence over the decision-making process relating to their financial and business policies.
[5]	Acquisition costs of investments in subsidiaries are presented in US dollars.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in investments in associates and subsidiaries for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Acquisition and others		Disposal and others		Impairment		Ending
Associates
Balhae Infrastructure Fund	￦	125,478	￦	806	￦	—	￦	—	￦	126,284
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		2,769
UAMCO., Ltd.		84,792		—		—		—		84,792
JSC Bank CenterCredit[1]		86,787		—		—		(25,029)		61,758
KB06-1 Venture Investment Partnership		920		—		(920)		—		—
KB08-1 Venture Investment Partnership		6,025		—		(6,025)		—		—
KB12-1 Venture Investment Partnership		23,200		5,600		—		—		28,800
KoFC KBIC Frontier Champ 2010-5 (PEF)		28,548		30		(9,597)		(2,306)		16,675
United PF 1st Recovery Private Equity Fund		191,617		—		—		—		191,617
Kores Co., Ltd.		634		—		(634)		—		—
KB GwS Private Securities Investment Trust		89,124		—		—		—		89,124
Incheon Bridge Co., Ltd.		24,677		—		—		—		24,677
KoFC POSCO HANHWA KB shared growth Private Equity Fund		11,220		9,780		—		—		21,000
Future Planning KB Start-up Creation Fund		4,000		—		—		—		4,000
Subsidiaries
Kookmin Bank Int’l Ltd.(London)		67,396		—		—		—		67,396
Kookmin Bank Hong Kong Ltd.		105,643		—		—		—		105,643
Kookmin Bank Cambodia PLC.		19,885		—		—		—		19,885
Kookmin Bank(China) Ltd.		418,155		—		—		—		418,155

	￦	1,290,870	￦	16,216	￦	(17,176)	￦	(27,335)	￦	1,262,575

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Beginning		Acquisition and others		Disposal and others		Impairment		Ending
Associates
Balhae Infrastructure Fund	￦	125,478	￦	—	￦	—	￦	—	￦	125,478
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		2,769
UAMCO., Ltd.		84,792		—		—		—		84,792
JSC Bank CenterCredit[1]		281,889		—		—		(195,102)		86,787
KB06-1 Venture Investment Partnership		1,920		—		(1,000)		—		920
KB08-1 Venture Investment Partnership		13,725		—		(7,700)		—		6,025
KB12-1 Venture Investment Partnership		12,000		11,200		—		—		23,200
KoFC KBIC Frontier Champ 2010-5 (PEF)		19,290		9,390		(132)		—		28,548
United PF 1st Recovery Private Equity Fund		191,617		—		—		—		191,617
Kores Co., Ltd.		634		—		—		—		634
KB GwS Private Securities Investment Trust		89,124		—		—		—		89,124
Incheon Bridge Co., Ltd.		24,677		—		—		—		24,677
KoFC POSCO HANHWA KB shared growth Private Equity Fund		5,000		6,220		—		—		11,220
Future Planning KB Start-up Creation Fund		—		4,000		—		—		4,000
Ssangyong Engineering & Construction		—		28,779		—		(28,779)		—
Subsidiaries
Kookmin Bank Int’l Ltd.(London)		67,396		—		—		—		67,396
Kookmin Bank Hong Kong Ltd.		105,643		—		—		—		105,643
Kookmin Bank Cambodia PLC.		18,422		1,463		—		—		19,885
Kookmin Bank(China) Ltd.		418,155		—		—		—		418,155

	￦	1,462,531	￦	61,052	￦	(8,832)	￦	(223,881)	￦	1,290,870

[1]	Asset quality of Kazakhstan banks has been deteriorating due to extended depression of its domestic economy mainly driven by the financial crisis in Russia and decreases in oil prices. The Bank recognized impairment loss in investment of JSC Bank CenterCredit because the Bank judged the recovery of JSC Bank CenterCredit’s financial soundness to have been delayed and assessed the economic condition in Kazakhstan as not recovering in the near future.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

14.	Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,884,029	￦	—	￦	—	￦	1,884,029
Buildings		1,153,465		(345,704)		(2,117)		805,644
Leasehold improvements		571,412		(524,473)		—		46,939
Equipment and vehicles		1,484,056		(1,355,514)		—		128,542
Construction in-progress		606		—		—		606
Financial lease assets		21,245		(728)		—		20,517

	￦	5,114,813	￦	(2,226,419)	￦	(2,117)	￦	2,886,277

	2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,914,966	￦	—	￦	—	￦	1,914,966
Buildings		1,151,223		(328,701)		(2,117)		820,405
Leasehold improvements		541,439		(492,648)		—		48,791
Equipment and vehicles		1,429,651		(1,322,010)		—		107,641
Financial lease assets		66,641		(57,741)		—		8,900

	￦	5,103,920	￦	(2,201,100)		￦ (2,117)	￦	2,900,703

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in property and equipment for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Beginning		Acquisition		Transfers[1]	Disposal		Depreciation		Others		Ending

Land	￦	1,914,966	￦	4,786	￦(35,698)	￦	—	￦	—	￦	(25)		￦1,884,029
Buildings		820,405		10,226	2,186		—		(27,093)		(80)		805,644
Leasehold improvements		48,791		—	29,628		(138)		(34,578)		3,236		46,939
Equipment and vehicles		107,641		88,298	1,946		(291)		(69,054)		2		128,542
Construction-in-progress		—		54,859	(54,253)		—		—		—		606
Financial lease assets		8,900		29,152	(1,946)		—		(15,589)		—		20,517

	￦	2,900,703	￦	187,321	￦(58,137)	￦	(429)	￦	(146,314)	￦	3,133		￦2,886,277

(In millions of Korean won)
	2013
	Beginning		Acquisition		Transfers[1]	Disposal		Depreciation		Others		Ending

Land	￦	1,932,744	￦	102	￦(17,640)	￦	(167)	￦	—	￦	(73)	￦	1,914,966
Buildings		835,840		776	11,386		(219)		(27,136)		(242)		820,405
Leasehold improvements		48,029		9	32,718		(22)		(41,166)		9,223		48,791
Equipment and vehicles		106,712		74,265	—		(234)		(73,059)		(43)		107,641
Construction-in-progress		893		51,268	(52,161)		—		—		—		—
Financial lease assets		9,767		10,734	—		—		(11,601)		—		8,900

	￦	2,933,985	￦	137,154	￦(25,697)	￦	(642)	￦	(152,962)	￦	8,865	￦	2,900,703

[1]	Including transfers from investment property and assets held for sale.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
2014
Beginning	Impairment		Reversal		Others		Ending

￦ (2,117)	￦	—	￦	—	￦	—	￦ (2,117)

(In millions of Korean won)
2013
Beginning	Impairment		Reversal		Others		Ending

￦ (3,242)	￦	—	￦	—	￦	1,125	￦ (2,117)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of investment property as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	64,554	￦	—	￦	64,554
Buildings		30,305		(9,517)		20,788

	￦	94,859	￦	(9,517)	￦	85,342

	2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	66,134	￦	—	￦	66,134
Buildings		30,448		(9,090)		21,358

	￦	96,582	￦	(9,090)	￦	87,492

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2014, are as follows:

(In millions of Korean won)	2014
	Fair Value		Valuation technique	Inputs
Land and Buildings	￦	82,202	Cost model	- Price per square meter - Replacement cost

As of December 31, 2014 and 2013, fair values of the investment properties amount to ￦82,202 million and ￦84,338 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2014 and 2013, amounts to ￦680 million and ￦674 million, respectively.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in investment property for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	31, 2014
	Beginning		Transfers		Depreciation		Ending

Land	￦	66,134	￦	(1,580)	￦	—	￦	64,554
Buildings		21,358		147		(717)		20,788

	￦	87,492	￦	(1,433)	￦	(717)	￦	85,342

(In millions of Korean won)	2013
	Beginning		Transfers		Depreciation		Ending

Land	￦	70,046	￦	(3,912)	￦	—	￦	66,134
Buildings		22,158		(74)		(726)		21,358

	￦	92,204	￦	(3,986)	￦	(726)	￦	87,492

Property and equipment insured as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
		Insurance coverage				Insurance company
Type	Assets insured	2014		2013

General property insurance	Buildings[1]	￦	935,552	￦	991,003	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		105,126		106,363
	Equipment and vehicles and others		102,236		75,953

		￦	1,142,914	￦	1,173,319

[1]	Buildings include office buildings, investment properties and assets held for sale.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

15.	Intangible Assets

The details of intangible assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	65,288	￦	—	￦	—	￦	65,288
Other intangible assets		702,409		(562,748)		(5,529)		134,132

	￦	767,697	￦	(562,748)	￦	(5,529)	￦	199,420

(In millions of Korean won)	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	65,288	￦	—	￦	—	￦	65,288
Other intangible assets		687,161		(532,248)		(5,492)		149,421

	￦	752,449	￦	(532,248)	￦	(5,492)	￦	214,709

The goodwill arose from the merger of Housing & Commercial Bank (“H&CB”), and there is no change in goodwill for the years ended December 31, 2014 and 2013.

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2014, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank
	Retail Banking		Corporate Banking		Total

Carrying amounts	￦	49,315	￦	15,973	￦	65,288
Recoverable amount exceeded carrying amount		1,090,789		1,058,505		2,149,294
Discount rate (%)		17.1		17.5
Permanent growth rate (%)		2.0		2.0

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized the amount of ￦65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦49,315 million and ￦15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Bank measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 2.0% for Retail Banking and Corporate Banking every year. The key assumptions used for the estimation of the future cash flows are the market size and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The details of intangible assets, excluding goodwill, as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	936	￦	(805)	￦	—	￦	131
Software		558,895		(505,206)		—		53,689
Other intangible assets		118,604		(56,384)		(5,529)		56,691
Finance leases assets		23,974		(353)		—		23,621

	￦	702,409	￦	(562,748)	￦	(5,529)	￦	134,132

(In millions of Korean won)	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	900	￦	(758)	￦	—	￦	142
Software		538,366		(460,774)		—		77,592
Other intangible assets		118,444		(49,321)		(5,492)		63,631
Finance leases assets		29,451		(21,395)		—		8,056

	￦	687,161	￦	(532,248)	￦	(5,492)	￦	149,421

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Beginning		Acquisition		Transfer		Disposal		Amortization		Others		Ending
Industrial property rights	￦	142	￦	36	￦	—	￦	—	￦	(47)	￦	—	￦	131
Software		77,592		16,001		4,528		—		(44,432)		—		53,689
Other intangible assets[1]		63,631		1,637		—		(2,577)		(6,195)		195		56,691
Finance leases assets		8,056		28,208		(4,528)		—		(8,115)		—		23,621

	￦	149,421	￦	45,882	￦	—	￦	(2,577)	￦	(58,789)	￦	195	￦	134,132

(In millions of Korean won)
	2013
	Beginning		Acquisition		Disposal		Amortization		Others		Ending
Industrial property rights	￦	77	￦	104	￦	—	￦	(39)	￦	—	￦	142
Software		126,821		20,269		—		(69,498)		—		77,592
Other intangible assets[1]		56,196		17,199		(2,981)		(6,051)		(732)		63,631
Finance leases assets		7,089		6,036		—		(5,069)		—		8,056

	￦	190,183	￦	43,608	￦	(2,981)	￦	(80,657)	￦	(732)	￦	149,421

[1]	Impairment losses for membership rights of other intangible assets with indefinite useful lives was recognized when their recoverable amount is lower than their carrying amount and reversal of impairment losses was recognized when their recoverable amount is higher than their carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Beginning	Impairment	Reversal		Others	Ending
Accumulated impairment losses on other intangible assets	￦ (5,492)	￦ (128)	￦	321	￦ (230)	￦ (5,529)

	2013
(In millions of Korean won)	Beginning	Impairment	Reversal		Others	Ending
Accumulated impairment losses on other intangible assets	￦ (4,801)	￦ (723)	￦	24	￦ 8	￦ (5,492)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

16.	Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	65,033	￦	—	￦	65,033
Impairment losses on property and equipment		5,412		—		5,412
Interest on equity index-linked deposits		183		—		183
Share-based payments		7,806		—		7,806
Provisions for guarantees		50,115		—		50,115
Gains(losses) from valuation on derivatives		—		(51,167)		(51,167)
Present value discount		—		(34)		(34)
Gains(losses) from fair value hedged item		12,834		—		12,834
Accrued interest		—		(48,019)		(48,019)
Deferred loan origination fees and costs		—		(110,160)		(110,160)
Gains from revaluation		—		(272,696)		(272,696)
Investments in subsidiaries and associates		—		(22,125)		(22,125)
Others		551,104		(261,306)		289,798

		692,487		(765,507)		(73,020)
Offsetting of deferred income tax assets and liabilities		(692,487)		692,487		—

Total	￦	—	￦	(73,020)	￦	(73,020)

	2013
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	78,295	￦	—	￦	78,295
Impairment losses on property and equipment		2,873		—		2,873
Interest on equity index-linked deposits		340		—		340
Share-based payments		8,241		—		8,241
Provisions for guarantees		50,461		—		50,461
Gains(losses) from valuation on derivatives		—		(13,196)		(13,196)
Present value discount		195		—		195
Gains(losses) from fair value hedged item		16,670		—		16,670
Accrued interest		—		(60,327)		(60,327)
Deferred loan origination fees and costs		—		(93,960)		(93,960)
Gains from revaluation		—		(273,806)		(273,806)
Investments in subsidiaries and associates		—		(22,345)		(22,345)
Others		413,437		(193,230)		220,207

		570,512		(656,864)		(86,352)
Offsetting of deferred income tax assets and liabilities		(570,512)		570,512		—

Total	￦	—	￦	(86,352)	￦	(86,352)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦17,771 million associated with investments in subsidiaries and associates as of December 31, 2014, due to the following reasons:

•	The Bank is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as of December 31, 2014.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦732,446 million associated with investments in subsidiaries and associates as of December 31, 2014, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦199 million, ￦80,204 million and ￦18,185 million associated other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2014, due to the uncertainty that these will be realized in the future.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in cumulative temporary differences for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Gains(losses) from fair value hedge	￦	68,884	￦	68,884	￦	53,033	￦	53,033
Other provisions		323,781		323,781		268,931		268,931
Impairment losses on property and equipment		11,873		11,873		22,363		22,363
Interest on equity index-linked deposits		1,407		1,325		676		758
Share-based payments		34,053		34,053		32,256		32,256
Provisions for guarantees		208,517		208,517		207,087		207,087
Present value discount		804		804		—		—
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		707,417		—		25,029		732,446
Others		1,721,795		1,004,013		1,577,693		2,295,475

		3,158,735	￦	1,653,250	￦	2,187,068		3,692,553

Unrecognized deferred income tax assets:
Other provisions		250						199
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		707,417						732,446
Others		13,376						18,185

	￦	2,357,488					￦	2,861,519

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	570,512					￦	692,487

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending

Taxable temporary differences
Accrued interest	￦	(249,286)	￦	(217,151)	￦	(166,289)	￦	(198,424)
Deferred loan origination fees and costs		(388,266)		(388,266)		(455,207)		(455,207)
Gains(losses) from valuation on derivatives		(54,531)		(54,531)		(211,434)		(211,434)
Present value discount		—		—		(140)		(140)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains from revaluation		(1,131,429)		(4,587)		—		(1,126,842)
Investment in subsidiaries and associates		(110,103)		(908)		—		(109,195)
Others		(798,469)		(89,076)		(370,389)		(1,079,782)

		(2,797,372)	￦	(754,519)	￦	(1,203,459)		(3,246,312)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(17,771)						(17,771)

	￦	(2,714,313)					￦	(3,163,253)

Tax rate (%)		24.2						24.2

Total deferred income tax liabilities from deductible temporary differences	￦	(656,864)					￦	(765,507)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Gains(losses) from fair value hedge	￦	127,281	￦	127,281	￦	68,884	￦	68,884
Other provisions		318,070		318,070		323,781		323,781
Impairment losses on property and equipment		8,723		8,723		11,873		11,873
Interest on equity index-linked deposits		2,985		2,985		1,407		1,407
Share-based payments		24,986		24,986		34,053		34,053
Provisions for guarantees		208,247		208,247		208,517		208,517
Present value discount		245		245		804		804
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		463,398		—		244,019		707,417
Others		1,375,936		605,644		951,503		1,721,795

		2,610,075	￦	1,296,181	￦	1,844,841		3,158,735

Unrecognized deferred income tax assets:
Share-based payments		10						—
Other provisions		817						250
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		463,398						707,417
Others		6,870						13,376

	￦	2,058,776					￦	2,357,488

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	498,225					￦	570,512

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending

Taxable temporary differences
Accrued interest	￦	(261,908)	￦	(216,665)	￦	(204,043)	￦	(249,286)
Deferred loan origination fees and costs		(347,996)		(347,996)		(388,266)		(388,266)
Gains(losses) from valuation on derivatives		(152,020)		(152,020)		(54,531)		(54,531)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains from revaluation		(1,132,933)		(1,504)		—		(1,131,429)
Investment in subsidiaries and associates		(110,103)		—		—		(110,103)
Others		(748,345)		(167,704)		(217,828)		(798,469)

		(2,818,593)	￦	(885,889)	￦	(864,668)		(2,797,372)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(17,771)						(17,771)

	￦	(2,735,534)					￦	(2,714,313)

Tax rate (%)		24.2						24.2

Total deferred income tax liabilities from deductible temporary differences	￦	(662,000)					￦	(656,864)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

17.	Other Assets

The details of other assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Other financial assets
Other receivables	￦	2,671,574	￦	4,163,595
Accrued income		716,532		771,244
Guarantee deposits		1,290,422		1,332,835
Domestic exchange settlement debits		2,086,792		723,886
Others		20,924		19,089
Allowances for loan losses		(288,205)		(533,699)
Present value discount		(489)		(633)

		6,497,550		6,476,317

Other non-financial assets
Other receivables		845		44
Prepaid expenses		170,677		218,658
Guarantee deposits		3,579		3,636
Others		83,853		66,851
Allowances on other assets		(23,174)		(16,146)

		235,780		273,043

	￦	6,733,330	￦	6,749,360

The changes in allowances for loan losses on other assets for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Other financial assets		Other non- financial assets		Total
Beginning	￦	533,699	￦	16,146	￦	549,845
Provision		27,393		4,065		31,458
Written-off		(296,932)		(2,435)		(299,367)
Others		24,045		5,398		29,443

Ending	￦	288,205	￦	23,174	￦	311,379

(In millions of Korean won)	2013
	Other financial assets		Other non- financial assets		Total
Beginning	￦	527,924	￦	7,820	￦	535,744
Provision		11,255		15,041		26,296
Written-off		(5,480)		(6,715)		(12,195)

Ending	￦	533,699	￦	16,146	￦	549,845

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

18.	Assets held for sale

Fair value measurement of assets held for sale

The details of assets held for sale as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	47,418	￦	(9,442)	￦	37,976	￦	40,530
Buildings		26,862		(10,804)		16,058		17,429

	￦	74,280	￦	(20,246)	￦	54,034	￦	57,959

(In millions of Korean won)	2013
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	21,380	￦	(5,109)	￦	16,271	￦	16,271
Buildings		9,634		(4,978)		4,656		4,656

	￦	31,014	￦	(10,087)	￦	20,927	￦	20,927

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2014, are as follows:

(In millions of Korean won)	2014
	Fair value		Valuation technique[1]	Unobservable inputs[2]	Range of unobservable inputs(%)	Effect of unobservable inputs on fair value
Land and buildings	￦	57,982	Market comparison approach model	Adjustment index	0.17 ~ 2.00	Fair value increases as the adjustment index rises
				Adjustment ratio	-20.00 ~ 0.00	Fair value decreases as the absolute value of adjustment ratio rises

[1]	The Bank adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
2014
Beginning	Provision	Reversal		Others		Ending
￦ (10,087)	￦ (15,943)	￦	—	￦	5,784	￦ (20,246)

(In millions of Korean won)
2013
Beginning	Provision	Reversal		Others		Ending
￦ (5,759)	￦ (9,044)	￦	—	￦	4,716	￦ (10,087)

As of December 31, 2014, assets held for sale consist of 15 real estates of closed offices, which the management of the Bank was committed to a plan to sell, but not sold by December 31, 2014. As of December 31, 2014, three assets out of above assets held for sale are under negotiation for sale and the remaining 12 assets are also being actively marketed.

19.	Deposits

Deposits as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Deposits	￦	207,785,044	￦	198,761,452

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of deposits as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Demand deposits in Korean won
Checking deposits	￦	183,805	￦	322,389
Household checking deposits		495,268		467,229
Special deposits		3,017,640		2,705,713
Ordinary deposits		28,093,236		24,576,266
Public fund deposits		81,899		75,127
Treasury deposits		5,012		5,148
General savings deposits		30,195,868		28,077,274
Corporate savings deposits		13,741,817		12,126,772
Nonresident’s deposit in Korean won		53,079		67,468
Nonresident’s free deposit in Korean won		16,761		15,002
Other demand deposits		27,535		28,008

		75,911,920		68,466,396

Demand deposits in foreign currencies
Checking deposits		118,777		256,374
Ordinary deposits		2,743,569		2,430,998
Special deposits		1,666		5,127
Others		—		52,765

		2,864,012		2,745,264

		78,775,932		71,211,660

Time deposits in Korean won
Time deposits		110,862,184		108,145,343
Installment savings deposits		10,111,644		11,069,012
Good-sum formation savings		843,065		422,486
Nonresident’s deposit in Korean won		137,578		151,853
Long-term savings deposits for workers		1,488		1,543
Nonresident’s free deposit in Korean won		26,361		41,085
Long-term housing savings deposits		1,425,949		2,055,708
Long-term savings for households		163		190
Preferential savings deposits for workers		143		244
Mutual installment deposits		1,276,208		1,478,473
Mutual installment for housing		755,764		853,392

		125,430,547		124,219,329

Fair value adjustments on fair value hedged time deposits in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)		(958)		—

		125,429,589		124,219,329

Time deposits in foreign currencies
Time deposits		1,995,940		1,705,643
Installment savings deposits		536		520
Others		—		21

		1,996,476		1,706,184

		127,426,065		125,925,513

Certificates of deposits		1,583,047		1,624,279

Total deposits	￦	207,785,044	￦	198,761,452

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

20.	Debts

The details of debts as of December 31, 2014 and 2013, consist of:

(In millions of Korean won)	2014		2013
Borrowings	￦	11,533,041	￦	10,870,195
Bonds sold under repurchase agreements and others		124,544		253,149
Call money		2,677,070		2,461,210

	￦	14,334,655	￦	13,584,554

The details of borrowings as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2014		2013
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~1.00	￦	1,002,796	￦	557,998
	Borrowings from the government	KEMCO and others	0.00~5.00		611,378		626,593
	Borrowings from banking institutions	Industrial Bank of Korea	1.97		874		1,877
	Borrowings from non banking financial institutions	Korea Development Bank	0.71~2.70		187,452		142,511
	Other borrowings	Korea Finance Corporation and others	0.00~5.30		3,242,919		3,331,261

					5,045,419		4,660,240

Borrowings in foreign currencies	Due to banks	Royal Bank of Canada and others	—		48,984		156,349
	Borrowings from banking institutions	Wells Fargo Securities and others	0.21~1.05		3,313,311		3,551,519
	Borrowings from other financial institutions	Korea Finance Corporation	0.61~1.36		34,460		3,166
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		3,090,867		2,498,921

					6,487,622		6,209,955

				￦	11,533,041	￦	10,870,195

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of bonds sold under repurchase agreements and others as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2014		2013

Bonds sold under repurchase agreements	Individuals, groups, corporations	2.08~3.63	￦	69,469	￦	175,679
Bills sold	Individuals, corporations	1.09~2.62		55,075		77,470

			￦	124,544	￦	253,149

The details of call money as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2014		2013

Call money in Korean won	Woori Bank and others	1.83~1.98	￦	1,822,000	￦	1,569,400
Call money in foreign currencies	Central Bank of Uzbekistan and others	0.16~0.24		855,070		891,810

			￦	2,677,070	￦	2,461,210

Call money and borrowings from financial institutions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Bank of Korea		Other Banks		Others		Total

Call money	￦	—	￦	1,789,070	￦	888,000	￦	2,677,070
Borrowings		1,002,796		6,079,360		591,642		7,673,798

	￦	1,002,796	￦	7,868,430	￦	1,479,642	￦	10,350,868

(In millions of Korean won)	2013
	Bank of Korea		Other Banks		Others		Total

Call money	￦	1,001	￦	1,783,810	￦	676,399	￦	2,461,210
Borrowings		557,998		5,894,641		459,702		6,912,341

	￦	558,999	￦	7,678,451	￦	1,136,101	￦	9,373,551

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

21.	Debentures

The details of debentures as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2014		2013

Debentures in Korean won
Structured debentures	0.40 ~ 8.62	￦	1,239,238	￦	1,499,238
Subordinated fixed rate debentures in Korean won	3.08 ~ 7.51		4,566,124		8,648,474
Fixed rate debentures in Korean won	2.11 ~ 4.09		6,390,553		2,941,142
Floating rate debentures in Korean won	2.17		150,000		—

			12,345,915		13,088,854

Fair value adjustments on fair value hedged debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			5,732		(31,577)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			48,183		81,369

			53,915		49,792

Discount or premium on debentures in Korean won
Discount on debentures			(38,980)		(8,547)

			12,360,850		13,130,099

Debentures in foreign currencies
Floating rate debentures	0.38 ~ 1.48		1,318,415		633,708
Fixed rate debentures	0.60 ~ 3.63		1,578,980		2,335,059

			2,897,395		2,968,767

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(10,309)		(42,195)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			10,384		(130,011)

			75		(172,206)

Discount or premium on debentures in foreign currencies
Discount on debentures			(7,856)		(9,822)

			2,889,614		2,786,739

		￦	15,250,464	￦	15,916,838

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in debentures based on face value for the years ended December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending

Debentures in Korean won
Structured debentures	￦	1,499,238	￦	80,000	￦	(340,000)	￦	—	￦	1,239,238
Subordinated fixed rate debentures in Korean won		8,648,474		—		(4,082,350)		—		4,566,124
Fixed rate debentures in Korean won		2,941,142		4,670,000		(1,220,589)		—		6,390,553
Floating rate debentures in Korean won		—		150,000		—		—		150,000

		13,088,854		4,900,000		(5,642,939)		—		12,345,915

Debentures in foreign currencies
Floating rate debentures		633,708		754,003		(105,872)		36,576		1,318,415
Fixed rate debentures		2,335,059		803,503		(1,633,588)		74,006		1,578,980

		2,968,767		1,557,506		(1,739,460)		110,582		2,897,395

	￦	16,057,621	￦	6,457,506	￦	(7,382,399)	￦	110,582	￦	15,243,310

	2013
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending

Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	(100,000)	￦	—	￦	—
Structured debentures		1,699,238		100,000		(300,000)		—		1,499,238
Subordinated fixed rate debentures in Korean won		7,896,780		1,000,000		(248,306)		—		8,648,474
Fixed rate debentures in Korean won		3,227,425		1,300,000		(1,586,283)		—		2,941,142

		12,923,443		2,400,000		(2,234,589)		—		13,088,854

Debentures in foreign currencies
Floating rate debentures		188,785		537,850		(105,724)		12,797		633,708
Fixed rate debentures		2,553,814		657,465		(772,364)		(103,856)		2,335,059

		2,742,599		1,195,315		(878,088)		(91,059)		2,968,767

	￦	15,666,042	￦	3,595,315	￦	(3,112,677)	￦	(91,059)	￦	16,057,621

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

22.	Provisions

The details of provisions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Provisions for unused loan commitments	￦	125,209	￦	140,145
Provisions for acceptances and guarantees		207,087		208,517
Provisions for asset retirement obligation		68,999		67,995
Other		81,104		122,635

	￦	482,399	￦	539,292

Provisions for unused loan commitments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	43,191,321	￦	90,542	0.21
Retail loan commitments		13,846,701		34,667	0.25

	￦	57,038,022	￦	125,209	0.22

(In millions of Korean won)	2013
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	43,095,606	￦	102,024	0.24
Retail loan commitments		13,922,285		38,121	0.27

	￦	57,017,891	￦	140,145	0.25

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Provisions for acceptances and guarantees as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,098,048	￦	37,507	3.42
Confirmed acceptances and guarantees in foreign currencies		4,002,405		79,228	1.98
Unconfirmed acceptances and guarantees		3,879,587		90,352	2.33

	￦	8,980,040	￦	207,087	2.31

(In millions of Korean won)	2013
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,231,551	￦	42,596	3.46
Confirmed acceptances and guarantees in foreign currencies		4,526,862		95,720	2.11
Unconfirmed acceptances and guarantees		4,028,251		70,201	1.74

	￦	9,786,664	￦	208,517	2.13

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	140,145	￦	208,517	￦	348,662
Effects of changes in foreign exchange rate		540		3,325		3,865
Reversal		(15,476)		(4,755)		(20,231)

Ending	￦	125,209	￦	207,087	￦	332,296

(In millions of Korean won)	2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	147,243	￦	208,247	￦	355,490
Effects of changes in foreign exchange rate		(166)		(945)		(1,111)
Provision (Reversal)		(6,932)		1,215		(5,717)

Ending	￦	140,145	￦	208,517	￦	348,662

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in provisions for asset retirement obligation for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Beginning	￦	67,995	￦	58,701
Provision		2,722		3,184
Used		(4,324)		(1,836)
Unwinding of discount		2,561		1,994
Effects of changes in discount rate		45		5,952

Ending	￦	68,999	￦	67,995

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Provisions for membership rewards program	￦	76	￦	69
Dormant accounts		33,996		16,838
Provisions for litigations		2,622		3,257
Provisions for financial guarantee contracts		2,718		2,699
Others		41,692		99,772

	￦	81,104	￦	122,635

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in other provisions for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liabilities		Others		Total
Beginning	￦	69	￦	16,838	￦	3,257	￦	2,699	￦	99,772	￦	122,635
Provision (Reversal)		164		49,040		(632)		19		(892)		47,699
Used and Others		(157)		(31,882)		(3)		—		(57,188)		(89,230)

Ending	￦	76	￦	33,996	￦	2,622	￦	2,718	￦	41,692	￦	81,104

(In millions of Korean won)
	2013
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liabilities		Others		Total
Beginning	￦	151	￦	16,028	￦	2,977	￦	7,383	￦	96,108	￦	122,647
Provision (Reversal)		160		10,595		786		(4,684)		24,310		31,167
Used and Others		(242)		(9,785)		(506)		—		(20,646)		(31,179)

Ending	￦	69	￦	16,838	￦	3,257	￦	2,699	￦	99,772	￦	122,635

23.	Net defined benefit liabilities

Defined benefit plan

The Bank operates defined benefit plans which have the following characteristics:

•	The Bank has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Bank.

The net defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data are updated annually.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the year incurred through other comprehensive income.

The changes in the net defined benefit liabilities (assets) for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	905,972	￦	(854,474)	￦	51,498
Current service cost		146,116		—		146,116
Interest cost(income)		35,833		(33,788)		2,045
Remeasurements:
-Actuarial loss arising from changes in financial assumptions		95,786		—		95,786
-Actuarial loss arising from experience adjustment		3,003		—		3,003
-Return on plan assets (excluding amounts included in interest income)		—		11,505		11,505
Contributions		—		(249,500)		(249,500)
Payments from plans (benefit payments)		(32,908)		32,908		—
Payments from the Bank		(2,961)		—		(2,961)
Transfer in		1,352		(1,352)		—
Transfer out		(1,826)		1,826		—
Exchange difference on foreign currency plans		(29)		—		(29)

Ending	￦	1,150,338	￦	(1,092,875)	￦	57,463

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	878,274	￦	(805,237)	￦	73,037
Current service cost		156,070		—		156,070
Interest cost(income)		31,030		(28,455)		2,575
Loss on settlement		(4,244)		—		(4,244)
Remeasurements:
-Actuarial gain arising from changes in demographic assumptions		710		—		710
-Actuarial loss arising from changes in financial assumptions		(62,580)		—		(62,580)
-Actuarial gain arising from experience adjustment		6,109		—		6,109
-Return on plan assets (excluding amounts included in interest income)		—		952		952
Contributions		—		(116,803)		(116,803)
Payments from plans (settlement)		(65,493)		65,212		(281)
Payments from plans (benefit payments)		(30,355)		30,355		—
Payments from the Bank		(3,715)		—		(3,715)
Transfer in		1,354		(1,354)		—
Transfer out		(1,093)		856		(237)
Exchange difference on foreign currency plans		(95)		—		(95)

Ending	￦	905,972	￦	(854,474)	￦	51,498

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of the net defined benefit liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Present value of defined benefit obligation	￦	1,150,338	￦	905,972
Fair value of plan assets		(1,092,875)		(854,474)

Net defined benefit liabilities	￦	57,463	￦	51,498

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Current service cost	￦	146,116	￦	156,070
Interest expenses of net defined benefit liabilities		2,045		2,575
Gain or loss on settlement		—		(4,244)

Total	￦	148,161	￦	154,401

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Remeasurements:
-Actuarial loss arising from changes in demographic assumptions	￦	—	￦	(710)
-Actuarial gain(loss) loss arising from changes in financial assumptions		(95,786)		62,580
-Actuarial loss arising from experience adjustment		(3,003)		(6,109)
-Return on plan assets (excluding amounts included in interest income)		(11,505)		(952)
Income tax effects		26,691		(13,264)

Remeasurements after income tax	￦	(83,603)	￦	41,545

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of fair value of plan assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	￦	—	￦	1,073,723	￦	1,073,723
Repurchase agreements		—		19,152		19,152

	￦	—	￦	1,092,875	￦	1,092,875

(In millions of Korean won)	2013
	Assets quoted in an active market		Assets not quoted in an active market		Total
Time deposits	￦	—	￦	849,336	￦	849,336
Repurchase agreements		—		5,138		5,138

	￦	—	￦	854,474	￦	854,474

Key actuarial assumptions used as of December 31, 2014 and 2013, are as follows:

	Ratio (%)
	2014	2013
Discount rate (%)	3.00	4.00
Salary increase rate (%)	1.83 ~ 4.55	2.50 ~ 4.55
Turnover (%)	0.70	0.70

Mortality assumptions are based on the 7th experience-based mortality table of Korea Insurance Development Institute of 2012.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2014, is as follows:

(In millions of Korean won)		Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5%	4.30% decrease	4.61% increase
Salary increase rate (%)	0.5%	4.23% increase	4.00% decrease
Turnover (%)	0.5%	0.44% decrease	0.46% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions using the same method, the projected unit credit method, is applied when calculating the defined benefit obligations recognized within the statement of financial position.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2014, is as follows:

(In millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Between 5 and 10 years		Over 10 years		Total
Pension benefits	￦	23,532	￦	80,546	￦	310,494	￦	840,246	￦	587,758	￦	1,842,576

The weighted average duration of the defined benefit obligations is 9.1 years.

Expected contributions to plan assets for the periods after December 31, 2014, is estimated to be approximately ￦170,000 million.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

24.	Other liabilities

The details of other liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Other financial liabilities
Other payables	￦	2,469,768	￦	2,321,937
Prepaid card and debit cards		1,760		1,928
Accrued expenses		2,619,326		3,598,182
Financial guarantee liabilities		12,956		11,944
Deposits for letter of guarantees and others		132,026		138,309
Domestic exchange settlement credits		118,550		986,432
Foreign exchanges settlement credits		69,440		83,237
Borrowings from other business accounts		40,383		7,911
Payables to trust accounts		2,742,738		2,629,480
Liabilities incurred from agency relationship		505,664		532,157
Account for agency businesses		340,061		384,941
Others		30,766		10,568

		9,083,438		10,707,026

Other non-financial liabilities
Other payables		223,625		145,696
Unearned revenue		32,363		40,382
Accrued expenses		142,385		142,463
Withholding taxes		97,773		105,783
Others		32,525		64,656

		528,671		498,980

	￦	9,612,109	￦	11,206,006

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

25.	Equity

25.1 Capital Stock

The details of outstanding shares of the Bank as of December 31, 2014 and 2013, are as follows:

	Ordinary shares
	2014		2013
Number of shares authorized		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of shares		404,379,116		404,379,116
Capital stock[1]	￦	2,021,896	￦	2,021,896

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Paid-in capital in excess of par value	￦	4,604,417	￦	4,604,417
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other capital surplus		40,716		40,716

	￦	5,220,031	￦	5,220,031

The gain on business combination is a gain from a bargain purchase from the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Remeasurements of net defined benefit liabilities	￦	(87,688)	￦	(4,085)
Currency translation differences		(28)		4,837
Gain on valuation of available-for-sale financial assets		754,116		542,390
Gain on valuation of held-to-maturity financial assets		—		3

	￦	666,400	￦	543,145

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

25.4	Retained earnings

Retained earnings as of December 31, 2014 and 2013, consist of:

(In millions of Korean won)	2014		2013
Legal reserves	￦	1,997,289	￦	1,909,272
Regulatory reserve for credit losses		1,667,733		1,573,744
Voluntary reserves		8,876,629		8,301,503
Retained earnings before appropriation		1,395,460		1,245,182

	￦	13,937,111	￦	13,029,701

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Bank’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The appropriation of retained earnings for the years ended December 31, 2014 and 2013, (Dates of appropriation: March 26, 2015 and March 27, 2014 for the years ended December 31, 2014 and 2013, respectively) is follows:

(In millions of Korean won)	2014				2013
Retained earnings before appropriation
Unappropriated retained earnings carried forward from prior year	￦	329,533			￦	38,271
Effects of changes in Accounting policy		—				318,450
Net income		1,065,927	￦	1,395,460		888,461	￦	1,245,182

Transfers such as voluntary reserves
Reserve for research and manpower development		9,883				7,652
Revaluation of property and equipment		3,808		13,691		1,322		8,974

Appropriation
Legal reserve		35,956				87,800
Voluntary reserves		957,900				575,200
Reserve for research and manpower development		—				6,900
Reserve for loss on electronic financial transaction		—				2,000
Regulatory reserve for credit losses		184,663				93,989
Cash dividends (dividends per share(%) 2014: ￦ 570(11.40%) 2013: ￦ 392 (7.84%))		230,496				158,517
Other reserve		127		1,409,142		217		924,623

Unappropriated retained earnings carried forward to subsequent year			￦	9			￦	329,533

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Article 29.1 through 29.2 of Regulation on supervision of Banking Business.

The details of the regulatory reserve for credit losses as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Beginning	￦	1,667,733	￦	1,573,744
Amounts estimated to be appropriated		184,663		93,989

Ending	￦	1,852,396	￦	1,667,733

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Provision of regulatory reserve for credit losses	￦	184,663	￦	93,989
Adjusted profit after provision of regulatory reserve for credit losses[1]		881,264		794,472

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not accordance with Korean-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

26.	Interest income and expense

The details of interest income and expense for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Interest income
Due from financial institutions	￦	122,807	￦	95,813
Loans		8,447,542		9,198,861
Financial investments
Available-for-sale financial assets		467,488		578,031
Held-to-maturity financial assets		452,652		505,038
Others		150,650		139,762

		9,641,139		10,517,505

Interest expense
Deposits		3,696,685		4,180,518
Debts		222,275		253,075
Debentures		592,230		816,512
Others		69,496		78,889

		4,580,686		5,328,994

Net interest income	￦	5,060,453	￦	5,188,511

Interest income recognized on impaired loans is ￦93,491 million (2013: ￦106,306 million) for the year ended December 31, 2014. Interest income recognized on impaired financial investments is ￦4 million for the year ended December 31, 2013.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

27.	Fee and Commission income and expense

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Fee and commission income
Banking activity fees	￦	171,909	￦	171,582
Lending activity fees		73,605		90,243
Agent activity fees		372,323		411,498
Trust and other fiduciary fees		221,138		153,383
Guarantee fees		29,549		34,152
Credit card related fees and commissions		1,612		1,809
Foreign currency related fees		85,962		92,421
Security activity commissions		145,718		174,179
Other business account commission on consignment		25,311		29,799
Debit card related fees and commissions		637		572
Others		150,927		129,796

		1,278,691		1,289,434

Fee and commission expense
Trading activity related fees[1]		8,767		9,314
Lending activity fees		18,548		19,535
Credit card related fees and commissions		1,149		1,301
Contributions to external institutions		18,614		17,454
Outsourcing related fees		55,220		55,241
Foreign currency related fees		10,316		11,338
Management fees of written-off loans		9,785		11,889
Others		65,278		45,481

		187,677		171,553

Net fee and commission income	￦	1,091,014	￦	1,117,881

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

28.	Net gains or losses from financial assets/liabilities at fair value through profit or loss

Net gains or losses from financial assets/liabilities at fair value through profit or loss held for trading includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Gains from financial instruments held for trading
Financial assets held for trading
Debt securities	￦	70,638	￦	60,188
Equity securities		9,565		27,590

		80,203		87,778

Derivatives held for trading
Interest rate		1,307,262		1,024,050
Currency		1,886,636		2,482,127
Stock or stock index		44,775		49,267
Other		801		2,247

		3,239,474		3,557,691

Financial liabilities held for trading		—		14

Other financial instruments		47		69

		3,319,724		3,645,552

Losses from financial instruments held for trading
Financial assets held for trading
Debt securities		5,852		20,037
Equity securities		30,184		27,308

		36,036		47,345

Derivatives held for trading
Interest rate		1,355,289		1,016,211
Currency		1,743,657		1,965,039
Stock or stock index		20,346		65,177
Other		446		2,212

		3,119,738		3,048,639

Financial liabilities held for trading		—		17

Other financial instruments		50		29

		3,155,824		3,096,030

Net gains or losses from financial instruments held for trading	￦	163,900	￦	549,522

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

29.	Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	—	￦	519
Gains on sale of available-for-sale financial assets		127,434		263,891

		127,434		264,410

Gains on sale of held-to-maturity financial assets		1,668		—
Gains on foreign exchange transactions		1,458,061		1,366,527
Dividend income		86,516		61,241
Others		153,636		161,369

		1,827,315		1,853,547

Other operating expenses
Expenses related to available-for-sale financial assets
Losses on sale of available-for-sale financial assets		2,242		15,391
Impairment on available-for-sale financial assets		180,784		155,195

		183,026		170,586

Impairment on held-to-maturity financial assets		—		5
Losses on foreign exchanges transactions		1,450,774		1,656,396
Others		879,374		941,057

		2,513,174		2,768,044

Net other operating expenses	￦	(685,859)	￦	(914,497)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

30.	General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Employee Benefits
Salaries and short-term employee benefits - salaries	￦	1,399,892	￦	1,384,895
Salaries and short-term employee benefits - welfare expense		649,407		629,123
Post-employment benefits - defined benefit plans		148,161		154,401
Post-employment benefits - defined contribution plans		4,425		2,980
Termination benefits		473		19,269
Share-based payments		7,234		14,616

		2,209,592		2,205,284

Depreciation and amortization		205,820		234,345

Other general and administrative expenses
Rental expense		254,783		259,753
Tax and dues		99,643		99,120
Communication		23,438		25,293
Electricity and utilities		23,158		22,730
Publication		14,614		14,342
Repairs and maintenance		13,718		13,820
Vehicle		9,021		9,602
Travel		3,018		3,491
Training		14,131		16,796
Service fees		84,723		83,613
Others		384,836		375,825

		925,083		924,385

	￦	3,340,495	￦	3,364,014

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

30.2	Share-based payments

30.2.1 Share options

The details of the share options as of December 31, 2014, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Number of granted shares[1]	Vesting conditions

Series 22	2007.02.08	8	855,000	Service period: 1, 3 years
Series 23	2007.03.23	8	30,000	Service period: 3 years

			885,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2014 and 2013, are as follows:

(In Korean won, except shares)
	2014
	Number of granted shares						Number of exercisable share		Exercise price per share		Remaining contractual life(Years)
	Beginning		Expired		Ending

Series 19		751,651		751,651		—		—	￦	—	—
Series 20		25,613		25,613		—		—		—	—
Series 21		18,987		18,987		—		—		—	—
Series 22		657,498		—		657,498		657,498		77,100	0.11
Series 23		15,246		—		15,246		15,246		84,500	0.22

		1,468,995		796,251		672,744		672,744

Weighted average exercise price	￦	77,235	￦	77,207	￦	77,268	￦	77,268

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In Korean won, except shares)
	2013
	Number of granted shares						Number of exercisable share		Exercise price per share		Remaining contractual life(Years)
	Beginning		Expired		Ending

Series 15-1		125,362		125,362		—		—	￦	—	—
Series 15-2		440,928		440,928		—		—		—	—
Series 17		29,441		29,441		—		—		—	—
Series 18		7,212		7,212		—		—		—	—
Series 19		751,651		—		751,651		751,651		77,063	0.23
Series 20		25,613		—		25,613		25,613		81,900	0.32
Series 21		18,987		—		18,987		18,987		76,600	0.82
Series 22		657,498		—		657,498		657,498		77,100	1.11
Series 23		15,246		—		15,246		15,246		84,500	1.22

		2,071,938		602,943		1,468,995		1,468,995

Weighted average exercise price	￦	68,909	￦	48,625	￦	77,235	￦	77,235

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 22 (Directors)	￦	38,200	￦	77,100	11.15	0.05	￦	32	2.07	—
Series 22 (Employees)		38,200		77,100	11.15	0.05		32	2.07	—
Series 23 (Non-executive directors)		38,200		84,500	8.01	0.11		67	2.07	—

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

30.2.2 Share Grants

The Bank changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of December 31, 2014, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 41	2012.08.02	23,521	Service period : 2 years [2,3]
Series 43	2012.11.26	13,918	Service period : 2 years [2,3]
Series 44	2013.01.01	17,242	Service period : 2 years [2,3]
Series 45	2013.01.01	9,698	Service period : 2 years [2,3]
Series 46	2013.01.01	103,440	Service period : 2 years [2,3]
Series 48	2013.07.23	74,666	Service period : 2 years [2,4]
Series 49	2013.07.24	101,828	Service period : 2 years [2,4]
Series 50	2013.07.24	82,926	Service period : 2 years [2,4]
Series 51	2013.07.25	9,899	Service period : 2 years [2,4]
Series 52	2013.08.01	10,278	Service period : 2 years [2,4]
Series 53	2013.07.19	69,256	Service period : 3 years [2,5]
Series 54	2013.07.23	26,689	Service period : 3 years [2,5]
Series 55	2014.01.03	11,060	Service period : 3 years [2,6]
Series 56	2013.12.30	17,798	Service period : 2 years [2,4]
Series 57	2014.01.01	44,265	Service period : 2 years [2,4]
Series 58	2014.01.01	78,700	Service period : 2 years [2,4]
Series 59	2014.08.26	9,106	Service period : 2 years [2,4]
Deferred grant in 2010	—	171	Satisfied
Deferred grant in 2011	—	8,454	Satisfied
Deferred grant in 2012	—	31,348	Satisfied
Deferred grant in 2013	—	92,316	Satisfied

		836,579

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	The 30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted financial results of the Bank, the targeted relative TSR and the targeted Value-up Index, respectively.
[4]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, the targeted relative TSR and the targeted financial results of the Bank, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted Value-up Index.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

[5]	The 25%, 30% and 45% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted total assets growth rate, the targeted relative TSR and the targeted ROA, respectively.
[6]	The number of granted shares to be compensated is fixed and not linked to performance.

The details of share grants linked to short-term performance as of December 31, 2014, are as follows:

	Grant date	Number of vested shares [1]	Vesting conditions
Granted shares for 2010	2010.01.01	363	Satisfied
Granted shares for 2011	2011.01.01	46,845	Satisfied
Granted shares for 2012	2012.01.01	103,177	Satisfied
Granted shares for 2013	2013.01.01	102,343	Satisfied
Granted shares for 2014	2014.01.01	173,132	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2014, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
Series 41-1	0.00~3.00	2.07	—	36,389~38,111
Series 41-2	0.00~3.00	2.07	—	36,389~38,111
Series 43	0.00~3.00	2.07	—	36,389~38,111
Series 44	0.00~2.00	2.07	—	36,389~40,662
Series 45	0.00~3.00	2.07	—	36,389~38,111
Series 46	0.00~3.00	2.07	—	36,389~38,111
Series 48	0.56~4.00	2.07	35,029	36,389~36,835
Series 48-1	0.00~3.00	2.07	36,734	36,389~38,111
Series 48-2	0.00~3.00	2.07	38,617	36,389~38,111
Series 49	0.56~4.00	2.07	34,972	36,389~36,835
Series 49-1	0.65~4.00	2.07	34,906	36,389~36,835
Series 49-2	0.00~3.00	2.07	38,617	36,389~38,111
Series 50	0.56~4.00	2.07	34,972	36,389~36,835
Series 50-1	0.00~3.00	2.07	38,617	36,389~38,111
Series 51	0.00~3.00	2.07	38,617	36,389~38,111
Series 52	0.58~4.00	2.07	34,977	36,389~36,835
Series 53	0.00~2.68	2.07	38,284	36,317~40,991
Series 54	0.00~3.00	2.07	38,617	36,389~38,111
Series 55	2.01~5.01	2.08	—	36,551~37,053
Series 56	0.00~3.00	2.07	32,595	36,389~36,835
Series 56-1	0.00~3.00	2.07	36,854	36,389~38,111
Series 57	1.00~4.00	2.07	32,645	36,389~36,835
Series 57-1	0.00~3.00	2.07	38,617	36,389~38,111
Series 58	1.00~4.00	2.07	32,645	36,389~36,835
Series 59	0.00~3.00	2.07	38,617	36,389~38,111
Grant deferred in 2012	0.00~1.00	2.07	—	36,389~38,111
Grant deferred in 2013	0.00~2.00	2.07	—	36,205~38,111

Linked to short-term performance
Share granted in 2012	0.00~1.00	2.07	—	36,389~38,111
Share granted in 2013	0.00~2.00	2.07	—	36,389~38,111
Share granted in 2014	1.00~3.00	2.07	—	36,389~38,111

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2014, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2014 and 2013, the accrued expenses related to share-based payments including share options and share grants amounted to ￦32,256 million and ￦34,053 million, respectively, and the compensation costs from share options and share grants amounting to ￦7,234 million and ￦14,616 million were incurred during the years ended December 31, 2014 and 2013, respectively. There is no intrinsic value of the vested share options as of December 31, 2014 and 2013.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

31.	Non-operating income and expenses

The details of non-operating income and expenses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Non-operating income
Gains of disposal in property and equipment and assets held for sale	￦	1,454	￦	844
Rent received		7,605		8,226
Others		111,261		62,004

		120,320		71,074

Non-operating expenses
Losses of disposal in property and equipment and assets held for sale		1,163		732
Donation		45,884		53,426
Restoration cost		1,818		709
Others		84,972		253,126

		133,837		307,993

Net non-operating expenses	￦	(13,517)	￦	(236,919)

32.	Income tax expense

Income tax expense for the years ended December 31, 2014 and 2013, consists of:

(In millions of Korean won)	2014		2013

Tax payable

Current tax expense	￦	406,646	￦	404,747
Adjustments recognized in the year for current tax of prior years		(13,855)		78,543

		392,791		483,290

Changes in deferred income tax assets(liabilities)		(13,332)		(77,423)

Income tax expense of overseas branches		6,202		4,796

Income tax recognized directly in equity
Changes in value of available-for-sale financial assets		(67,596)		8,182
Changes in remeasurements of net defined benefit liabilities		26,691		(13,264)

		(40,905)		(5,082)

Consolidated tax effect		(18,957)		(10,504)

Tax expense	￦	325,799	￦	395,077

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2014 and 2013, follows:

(In millions of Korean won)	2014		2013

Net profit before income tax	￦	1,391,726	￦	1,283,538

Tax at the applicable tax rate[1]		336,379		310,154
Non-taxable income		(6,091)		(2,551)
Non-deductible expense		10,665		12,943
Tax credit and tax exemption		(141)		(756)
Temporary difference for which no deferred tax is recognized		6,957		47,669
Tax supplementary pay (rebate) for tax of prior years		(9,375)		32,934
Income tax expense of overseas branch		6,202		4,796
Consolidated tax effect		(18,957)		(10,504)
Others		160		392

Tax expense	￦	325,799	￦	395,077

Tax expense / Net profit before income tax (%)		23.41		30.78

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22%, and for over ￦20 billion is 24.2%.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Income tax refund receivables prior to offsetting[1]	￦	(215,345)	￦	(268,266)
Tax payables prior to offsetting[2]		407,984		404,747

Tax payables (receivable) after offsetting		192,639		136,481
Adjustment on consolidated tax payable and others[3]		(18,956)		(10,504)
Accounts payable[4]		(172,345)		(125,977)

Current tax payable	￦	1,338	￦	—

[1]	Excludes current tax assets of ￦305,831 million (2013: ￦329,443 million) by the uncertain tax position, which does not qualify for offsetting.
[2]	Includes income tax payable of ￦1,338 million (2013: ￦1,333 million) under current tax liabilities as of December 31, 2014, which are not to be offset against income tax refund receivables, such as overseas branches.
[3]	Tax expense reduced due to the adoption of consolidated tax return was reclassified as tax benefit.
[4]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

33.	Dividends

The dividend to the shareholders of the parent company in respect of the year ended December 31, 2014, of ￦570 per share, amounting to total dividends of ￦230,496 million, is to be proposed at the annual general shareholders’ meeting on March 26, 2015. The Bank’s financial statements as of December 31, 2014, do not reflect this dividend payable.

34.	Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Remeasurements of net defined benefit liabilities	￦	(4,085)	￦	(110,294)	￦	—	￦	26,691	￦	(87,688)
Currency translation differences		4,837		(4,865)		—		—		(28)
Gain(Loss) on valuation of available-for-sale financial assets		542,390		347,392		(68,070)		(67,596)		754,116
Gain(Loss) on valuation of held-to-maturity financial assets		3		—		(3)		—		—

	￦	543,145	￦	232,233	￦	(68,073)	￦	(40,905)	￦	666,400

(In millions of Korean won)	2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Remeasurements of net defined benefit liabilities	￦	(45,630)	￦	54,809	￦	—	￦	(13,264)	￦	(4,085)
Currency translation differences		938		3,899		—		—		4,837
Gain(Loss) on valuation of available-for-sale financial assets		568,018		154,737		(188,547)		8,182		542,390
Gain(Loss) on valuation of held-to-maturity financial assets		8		—		(5)		—		3

	￦	523,334	￦	213,445	￦	(188,552)	￦	(5,082)	￦	543,145

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

35.	Trust Accounts

Financial information of the trust accounts the Bank manages as of and for the years ended December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014				2013
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	￦	3,614,835	￦	150,598	￦	3,462,823	￦	138,479
Unconsolidated		28,062,557		1,230,286		22,541,883		1,073,136

	￦	31,677,392	￦	1,380,884	￦	26,004,706	￦	1,211,615

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Bank and the trust accounts for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Revenues
Fees and commissions from trust accounts	￦	221,138	￦	153,383
Commissions from early termination in trust accounts		126		67

		221,264		153,450

Expenses
Interest expenses on due to trust accounts		58,014		67,097

Assets
Accrued trust fees		51,302		49,893

Liabilities
Due to trust accounts		2,742,738		2,629,480
Accrued interest on due to trust accounts		6,067		4,974

	￦	2,748,805	￦	2,634,454

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

As of December 31, 2014 and 2013, the carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return are as follows:

(In millions of Korean won)
		2014		2013
Trust accounts guaranteeing repayment of principal	Old age pension	￦	2,448	￦	3,056
	Personal pension		1,804,995		1,764,967
	Pension		1,624,336		1,501,742
	Retirement		18,931		22,756
	New personal pension		83,699		84,032
	New old age pension		7,676		9,033
	Retail		17,916		19,601
	Corporate		1,838		1,841
	Installment		25,484		28,954

			3,587,323		3,435,982

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money		27,423		26,750
	Unspecified monetary		89		91

			27,512		26,841

		￦	3,614,835	￦	3,462,823

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of December 31, 2014 and 2013, there is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

36.	Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Cash	￦	2,009,443	￦	1,955,707
Checks with other banks		525,452		734,574
Due from Bank of Korea		6,508,623		7,119,962
Due from other financial institutions		4,228,905		3,238,749

		13,272,423		13,048,992

Restricted due from financial institutions		(6,812,363)		(7,400,340)
Due from financial institutions with original maturities over three months		(300,000)		(10,553)

		(7,112,363)		(7,410,893)

	￦	6,160,060	￦	5,638,099

Significant non-cash transactions for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Decrease in loans due to the write-offs	￦	1,589,846	￦	1,677,292
Changes in accumulated other comprehensive income due to valuation of financial investments		211,723		(25,633)
Changes in investment in associates due to debt-for-equity swap with Ssangyong Engineering & Construction Co., Ltd.		—		28,779
Changes in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		—		115,716
Changes in financial investments due to debt-for-equity swap with Hyundai Cement Co., Ltd.		25,178		—

Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Activities	2014		2013
Income tax paid	Operating	￦	298,884	￦	559,595
Interest received	Operating		9,984,731		10,787,936
Interest paid	Operating		4,741,323		5,916,913
Dividends received	Operating		142,333		79,768
Dividends paid	Financing		158,517		282,039

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

37.	Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013

Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	￦	428,815	￦	448,906
Others		669,233		782,645

		1,098,048		1,231,551

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit		326,748		259,943
Letter of guarantees		61,081		57,596
Bid bond		43,362		24,212
Performance bond		1,175,330		999,872
Refund guarantees		1,494,023		2,263,202
Others		901,861		922,037

		4,002,405		4,526,862

Financial guarantees
Acceptances and guarantee for issue of debentures		51,200		20,200
Acceptances and guarantees for mortgage		75,651		43,272
Overseas debt guarantees		392,021		319,080
International financing guarantees in foreign currencies		35,949		41,896
Others		600		—

		555,421		424,448

		5,655,874		6,182,861

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,819,174		3,253,070
Refund guarantees		1,060,413		775,181

		3,879,587		4,028,251

	￦	9,535,461	￦	10,211,112

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Acceptances and guarantees by counterparty as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,642,270	￦	2,933,062	￦	7,575,332	79.44
Small companies		855,472		559,483		1,414,955	14.84
Public and others		158,132		387,042		545,174	5.72

	￦	5,655,874	￦	3,879,587	￦	9,535,461	100.00

(In millions of Korean won)
	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	5,015,337	￦	2,721,278	￦	7,736,615	75.77
Small companies		1,006,604		612,850		1,619,454	15.86
Public and others		160,920		694,123		855,043	8.37

	￦	6,182,861	￦	4,028,251	￦	10,211,112	100.00

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Acceptances and guarantees by industry as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	212,434	￦	3,573	￦	216,007	2.27
Manufacturing		3,122,384		2,404,405		5,526,789	57.96
Service		583,010		114,645		697,655	7.32
Wholesale and retail		931,382		788,126		1,719,508	18.03
Construction		709,571		215,382		924,953	9.70
Public		72,964		336,484		409,448	4.29
Others		24,129		16,972		41,101	0.43

	￦	5,655,874	￦	3,879,587	￦	9,535,461	100.00

(In millions of Korean won)
	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	232,242	￦	3,924	￦	236,166	2.31
Manufacturing		3,798,607		2,260,717		6,059,324	59.34
Service		522,919		115,710		638,629	6.25
Wholesale and retail		1,061,630		742,358		1,803,988	17.67
Construction		484,211		244,727		728,938	7.14
Public		72,577		635,326		707,903	6.93
Others		10,675		25,489		36,164	0.36

	￦	6,182,861	￦	4,028,251	￦	10,211,112	100.00

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Commitments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014		2013
Commitments
Corporate loan commitments	￦	43,191,321	￦	43,095,606
Retail loan commitments		13,846,701		13,922,285
Other acceptance and guarantees in Korean won		1,000,000		1,000,000
Other acceptance and guarantees in foreign currencies		28,579		27,438
Other purchase of security investment		1,821,374		1,685,292

		59,887,975		59,730,621

Financial Guarantees
Credit line		3,809,478		2,572,424
Purchase of security investment		73,500		201,500

		3,882,978		2,773,924

	￦	63,770,953	￦	62,504,545

Other Matters (including litigation)

a) The Bank has filed 83 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ￦812,134 million, and faces 179 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦341,506 million, which arose in the normal course of the business and are still pending as of December 31, 2014.

Meanwhile, certain customers of the Bank have filed lawsuits against the Bank in connection with fees paid for the registration of fixed collateral. The first and second trials are in progress as of December 31, 2014. The Court ruled in favor and partially in favor of the Bank in the first trial and ruled in favor of the Bank in the second and third trials. There is a low probability of potential losses related to the aforementioned lawsuits.

b) According to shareholders’ agreement on September 25, 2009, among the Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, the Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between the Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017.

c) The face values of the securities sold to general customers through tellers’ sale amount to ￦26,487 million and ￦57,159 million as of December 31, 2014 and 2013, respectively.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

d) The Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. The Bank paid this amount to the tax authorities. Subsequently, the Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. The case was closed with a final favorable judgment by the Supreme Court in January 2015.

e) The Bank filed a claim for rectification of education tax paid for revenues regarding credit card business before spin-off. The claim was ruled in favor of the Bank by the Supreme Court in December 2012, and the refunded education tax amounting to ￦83,100 million was recognized as income.

Depending on the judgments of the court or the National Tax Service, the beneficiary of refunded education tax might be changed from the Bank to KB Kookmin Card Co., Ltd., in which the possibility is considered relatively low.

f) During the year ended December 31, 2013, the Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, the Bank was fined a total of ￦124,357 million for income taxes (including local income taxes) and paid ￦123,330 million, excluding local income tax amounting to ￦1,027 million recognized as non-trade payable as of December 31, 2014. Meanwhile, the appeal to the tax tribunal over the ￦114,283 million is currently pending as of December 31, 2014.

g) In relation to a tax credit for research and human resource development expenses, the Bank filed an administrative litigation (the aggregate amount in 2007 and 2008) and received a refund in the amount of ￦16,371 million from the National Tax Service based on a recent Supreme Court precedent. However, the appeal to the tax tribunal (the aggregate amount in 2009 is ￦13,827 million) is currently pending as of December 31, 2014.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

38.	Subsidiaries

The details of subsidiaries as of December 31, 2014, are as follows:

Name of subsidiaries	Ownership (%)	Location	Industry
Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Personal pension trust and 10 others[1]	—	Korea	Trust
KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd. and 6 others[2]	—	Korea and others	Asset-backed securitization and others
Heungkuk Multi Private Securities H-19 and 37 others[3]	100.00	Korea	Private equity fund
KB Wise Star Private Real Estate Feeder Fund 1st [3]	86.00	Korea	Investment Trust
KB Star Retail Private Master Real Estate 1[2,4]	42.12	Korea	Investment Trust
KB Star Office Private Real Estate Investment Trust No.2 [2,4]	38.22	Korea	Investment Trust

[1]	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
[2]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[3]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power.
[4]	Ownerships are based on consolidated basis.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The condensed financial information of major subsidiaries as of December 31, 2014 and 2013, and for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) for the year
Kookmin Bank Int’l Ltd.(London)	￦	441,292	￦	365,483	￦	75,809	￦	11,069	￦	3,466
Kookmin Bank Hong Kong Ltd.		639,509		498,960		140,549		16,495		8,616
Kookmin Bank Cambodia PLC.		95,864		74,578		21,286		6,021		266
Kookmin Bank (China) Ltd.		1,259,847		846,151		413,696		43,507		7,984
Personal pension trust and 10 others		3,667,615		3,571,818		95,797		167,608		(443)

(In millions of Korean won)
	2013
	Assets		Liabilities		Equity		Operating revenue		Profit for the year
Kookmin Bank Int’l Ltd.(London)	￦	381,179	￦	311,990	￦	69,189	￦	10,253	￦	3,242
Kookmin Bank Hong Kong Ltd.		533,542		405,755		127,787		16,869		6,282
Kookmin Bank Cambodia PLC.		94,835		74,666		20,169		6,391		2,859
Kookmin Bank (China) Ltd.		1,143,619		753,289		390,330		34,691		(16,168)
Personal pension trust and 10 others		3,492,556		3,399,885		92,671		134,793		2,021

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity

•	The Bank provides capital commitment of ￦258,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ￦185,717 million has not been utilized. Based on the investment agreement, the Bank is subject to increase its investment by the request from the asset management company or the additional agreement among investors.

•	The Bank provides guarantees of payment of principal or for the principal and a fixed rate of return, in the case that the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Changes in subsidiaries

KB Star Office Private Real Estate Investment Trust No.2, Heungkuk Multi Private Securities H-19 and and 100 other private equity funds were newly consolidated during the year ended December 31, 2014. KB Covered Bond First Securitization Specialty Co., Ltd. and three other SPCs and KB Evergreen Private Securities 82 and 91 other private equity funds were excluded from the consolidation due to their liquidation.

39.	Finance and Operating Leases

39.1 Finance lease

The future minimum lease payments as of December 31, 2014, and 2013, are as follows:

(In millions of Korean won)	2014		2013
Net Carrying amount of finance lease assets	￦	44,138	￦	16,955
Minimum lease payment
Within 1 year		11,902		1,927
1-5 years		1,637		—

		13,539		1,927

Present value of minimum lease payment
Within 1 year		11,632		1,873
1-5 years		1,609		—

	￦	13,241	￦	1,873

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

39.2 Operating lease

39.2.1 The Bank as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2014, and 2013, are as follows:

(In millions of Korean won)	2014		2013
Minimum lease payment
Within 1 year	￦	102,741	￦	111,186
1-5 years		86,973		93,469
Over 5 years		33,612		61

	￦	223,326	￦	204,716

Minimum sublease payment		(703)		(735)

The lease payments reflected in profit or loss for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Lease payment reflected in profit or loss
Minimum lease payment	￦	185,074	￦	191,888
Sublease payment		(540)		(497)

	￦	184,534	￦	191,391

39.2.2 The Bank as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2014, and 2013, are as follows:

(In millions of Korean won)	2014		2013
Minimum lease receipts
Within 1 year	￦	3,061	￦	2,798
1-5 years		742		1,070

	￦	3,803	￦	3,868

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

40.	Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
		2014		2013
Parent
KB Financial Group Inc.	Fee and commission income	￦	273	￦	1,225
	Other non-operating income		1,400		1,459
	Interest expense		1,961		3,159
Subsidiaries
Trust	Fee and commission income		17,590		15,715
	Interest expense		5,350		4,554
Securitization specialty company	Interest income		12,582		—
	Fee and commission income		1,006		3,032
	Gains on financial assets/ liabilities at fair value through profit or loss		—		20
	Reversal of credit losses		5,249		—
	Interest expense		2		2
	Other operating expense		—		5
	Losses on financial assets/ liabilities at fair value through profit or loss		266		1,250
	Provision for credit losses		—		3,747
Private equity fund	Fee and commission income		346		323
	Other operating income		12		—
	Interest expense		208		248
KB Wise Star Private Real Estate Feeder Fund 1st	Interest income		1,350		931
	Fee and commission income		7		6
	Interest expense		13		9
	Provision for credit losses		—		53
Kookmin Bank Int’l Ltd. (London)	Interest income		2,043		1,637
Kookmin Bank Hong Kong Ltd.	Interest income		852		454
	Gains on financial assets/ liabilities at fair value through profit or loss		9		961
	Other operating income		—		11
	Losses on financial assets/ liabilities at fair value through profit or loss		2		1,004

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Kookmin Bank Cambodia PLC.	Interest income	132	89
	Other non-operating income	—	28
Kookmin Bank (China) Ltd.	Interest income	2,617	1,061
	Fee and commission income	302	—
	Reversal of credit losses	286	—
	Provision for credit losses	43	286
Parent’s subsidiaries
KB Investment Co., Ltd.	Other non-operating income	—	1
	Interest expense	766	372
KB Data System Co., Ltd.	Fee and commission income	1	2
	Other non-operating income	49	50
	Interest expense	345	411
	General and administrative expenses	13,189	13,945
KB Real Estate Trust Co., Ltd.	Fee and commission income	4	22
	Other non-operating income	43	39
	Interest expense	533	325
	Fee and commission expense	766	895
KB Life Insurance Co., Ltd.	Fee and commission income	15,118	19,496
	Other non-operating income	119	180
	Interest expense	1	8
KB Credit Information Co., Ltd.	Fee and commission income	4	4
	Other non-operating income	409	514
	Interest expense	313	372
	Fee and commission expense	14,807	16,460
KB Asset Management Co., Ltd.	Fee and commission income	472	374
	Other non-operating income	2	—
	Interest expense	1,724	774
	Fee and commission expense	—	531

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

KB Investment and Securities Co., Ltd.	Interest income	245	296
	Fee and commission income	3,353	3,570
	Other non-operating income	664	645
	Reversal of credit losses	1	—
	Interest expense	3,712	4,473
	Fee and commission expense	307	932
	Losses on financial assets/ liabilities at fair value through profit or loss	2	—
	Provision for credit losses	1	2
KB Kookmin Card Co., Ltd.	Interest income	2,912	2,912
	Fee and commission income	222,644	214,199
	Other non-operating income	1,556	1,107
	Interest expense	7,753	4,161
	Fee and commission expense	338	187
	Provision for credit losses	—	359
	General and administrative expenses	180	43
KB Savings Bank Co., Ltd.	Fee and commission income	105	226
	Other non-operating income	7	1
	Interest expense	—	3,551
KB Capital Co., Ltd.	Fee and commission income	129	—
	Other non-operating income	49	—
	Interest expense	1	—
KB Mezzanine Private Securities Fund	Fee and commission income	758	798
Hanbando BTL Private Special Asset Fund	Fee and commission income	195	199
Associates
KB08-1 Venture Investment Partnership[1]	Interest expense	—	131
KB12-1 Venture Investment Partnership	Interest expense	134	218
Korea Credit Bureau Co., Ltd.	Fee and commission income	3	3
	Interest expense	66	139

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

UAMCO., Ltd.	Interest income	—	31
	Fee and commission income	14	—
	Interest expense	12	—
	Other operating expense	—	7,626
United PF 1st Recovery Private Equity Fund	Interest income	—	91
	Reversal of credit losses	—	83
Pyungjeon Industries Co., Ltd.[1]	Reversal of credit losses	—	1,055
Kores Co., Ltd. [1]	Interest income	—	386
	Reversal of credit losses	—	36
Incheon Bridge Co., Ltd.	Interest income	13,226	14,592
	Reversal of credit losses	—	2
	Provision of credit losses	2	—
	Interest expense	543	909
Future Planning KB Start-up Creation Fund	Interest expense	19	39
Ssangyong Engineering & Construction Co., Ltd. [1]	Interest income	—	2,007
	Reversal of credit losses	—	7,550
Sunoo, Inc.[1]	Interest expense	—	1
Daiyang Metal Co., Ltd.[1]	Interest income	—	3
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	50	75
Subsidiary of Parent’s subsidiary
KB09-5 Venture Investment Partnership	Interest expense	12	—
Associates of Parent’s subsidiaries
Semiland Co., Ltd. [1]	Interest income	8	14
	Provision of credit losses	4	—
KB Global Star Game & Apps SPAC.[1]	Interest expense	—	10
Sehwa Electronics Co., Ltd.[1]	Gains on financial assets/ liabilities at fair value through profit or loss	—	35
	Fee and commission expense	—	7
Serit Platform Co., Ltd.[1]	Interest income	—	58
	Fee and commission income	—	17
	Provision for credit losses	—	74
DSplant Co., Ltd.[1]	Interest income	—	121
	Fee and commission income	—	4
	Losses on financial assets/ liabilities at fair value through profit or loss	—	26
	Reversal of credit losses	—	2
	Interest expense	—	2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

KB IC 3rd Recovery Private Equity Fund	Interest expense	38	91
KB No.2 Special Purpose Acquisition Company[1]	Interest expense	1	—
KB No.3 Special Purpose Acquisition Company	Interest expense	6	—
KB No.4 Special Purpose Acquisition Company	Interest expense	9	—
KB No.5 Special Purpose Acquisition Company	Interest expense	4	—
KB No.6 Special Purpose Acquisition Company	Interest expense	4	—
Other
Retirement pension	Fee and commission income	448	386
	Interest expense	788	1,971

[1]	Not considered to be the Bank’s related party as at December 31, 2014.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
		2014		2013
Parent
KB Financial Group Inc.	Other assets	￦	465	￦	2
	Deposits		30,739		77,298
	Other liabilities		224,763		180,329
Subsidiaries
Trust	Other assets		27,227		26,547
	Other liabilities		194,437		206,203
Securitization specialty company	Gross amounts of loans and receivables		—		104,165
	Allowances		—		18,040
	Derivatives financial assets		—		266
	Other assets		—		1,363,493
	Deposits		1,338		1,315,430
	Other liabilities		—		25
Private equity fund	Other assets		56		39
	Deposits		20,991		3,884
	Other liabilities		21		10
KB Wise Star Private Real Estate Feeder Fund 1st	Gross amounts of loans and receivables		30,000		30,000
	Allowances		53		53
	Other assets		—		235
	Deposits		500		500
	Other liabilities		241		9
Kookmin Bank Int’l Ltd. (London)	Cash and due from financial institutions		3,477		4,847
	Gross amounts of loans and receivables		349,114		282,578
	Other assets		3,851		306
	Debts		221,575		220,485
	Other liabilities		889		—
Kookmin Bank Hong Kong Ltd.	Cash and due from financial institutions		759		1,643
	Derivatives financial assets		—		2,450
	Gross amounts of loans and receivables		98,928		94,977
	Other assets		2,980		136
	Other liabilities		1		—
	Debts		266,206		182,953
Kookmin Bank Cambodia PLC.	Gross amounts of loans and receivables		10,992		21,106
	Other assets		84		51
	Deposits		11,882		7,903

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Kookmin Bank (China) Ltd.	Cash and due from financial institutions	344	767
	Gross amounts of loans and receivables	274,800	272,267
	Other assets	5,235	505
	Debts	145,301	240,739
	Provisions	43	286
Subsidiary of subsidiary
KB Star Retail Private Real Master Estate 1	Deposits	37	23
Parent’s subsidiaries
KB Investment Co., Ltd.	Deposits	37,219	11,052
	Other liabilities	198	36
KB Data System Co., Ltd.	Other assets	1,037	4,670
	Deposits	19,790	15,275
	Other liabilities	1,214	401
KB Real Estate Trust Co., Ltd.	Deposits	96,087	15,190
	Other liabilities	651	378
KB Life Insurance Co., Ltd.	Other assets	1,342	1,696
	Deposits	57	585
	Other liabilities	—	350
KB Credit Information Co., Ltd.	Deposits	6,766	10,796
	Other liabilities	6,193	7,940
KB Asset Management Co., Ltd.	Other assets	127	56
	Deposits	69,453	60,341
	Other liabilities	310	582
KB Investment and Securities Co., Ltd.	Gross amounts of loans and receivables	34,997	32,995
	Allowances	15	13
	Other assets	327	707
	Deposits	105,449	356,989
	Other liabilities	8,941	5,726
	Provisions	4	5
KB Kookmin Card Co., Ltd.	Other assets	27,382	25,495
	Deposits	454,205	264,717
	Other liabilities	36,546	37,157
	Provisions	416	416
KB Savings Bank Co., Ltd.	Other assets	14	9
KB Capital Co., Ltd.	Other assets	5	—
	Deposits	534	—
KB Mezzanine Private Securities Fund	Other assets	167	199
Hanbando BTL Private Special Asset Fund	Other assets	49	50

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Associates
KB08-1 Venture Investment Partnership[1]	Deposits	—	5,212
	Other liabilities	—	2
KB12-1 Venture Investment Partnership	Deposits	9,767	3,072
	Other liabilities	10	4
Korea Credit Bureau Co., Ltd.	Deposits	24,715	20,200
	Other liabilities	17	64
UAMCO., Ltd.	Deposits	1,654	5
	Provisions	—	192
United PF 1st Recovery Private Equity Fund	Provisions	—	82
Kores Co., Ltd. [1]	Gross amounts of loans and receivables	—	7,854
	Allowances	—	3,836
	Other liabilities	—	2
Incheon Bridge Co., Ltd.	Gross amounts of loans and receivables	247,870	249,362
	Allowances	302	300
	Other assets	1,144	1,343
	Deposits	35,421	30,991
	Other liabilities	249	240
JSC Bank CenterCredit	Cash and due from financial institutions	178	353
Future Planning KB Start-up Creation Fund	Deposits	—	5,033
	Other liabilities	—	6
Ssangyong Engineering & Construction Co., Ltd.[1]	Gross amounts of loans and receivables	—	47,104
	Allowances	—	38,784
	Deposits	—	61
	Other liabilities	—	14
Terra Corporation	Deposits	1	1
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Deposits	6,067	8,142
	Other liabilities	—	31
Associates of Parent’s subsidiaries
Semiland Co., Ltd.[1]	Gross amounts of loans and receivables	—	19
	Deposits	—	1
	Provisions	—	3
KB IC 3rd Recovery Private Equity Fund	Deposits	1,400	1,400
	Other liabilities	24	25
KB Glenwood Private Equity Fund	Deposits	—	1
KB No.3 Special Purpose Acquisition Company	Deposits	832	—
	Other liabilities	6	—

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

KB No.4 Special Purpose Acquisition Company	Deposits	2,500	—
	Other liabilities	1	—
KB No.5 Special Purpose Acquisition Company	Deposits	2,389	—
	Other liabilities	1	—
KB No.6 Special Purpose Acquisition Company	Deposits	4,406	—
	Other liabilities	3	—
Key management	Gross amounts of loans and receivables	2,325	4,578
	Allowances	—	1
	Other assets	3	6
	Deposits	17,432	5,798
	Other liabilities	120	62
	Provisions	—	2
Other
Retirement pension	Other assets	191	166
	Deposits	41,412	48,840
	Other liabilities	246	908

[1]	Deemed not to be related as of December 31, 2014; therefore, the 2014 balances are not presented.

In accordance with K-IFRS 1024, the Bank includes parent, subsidiaries, parent’s subsidiaries, associates, associates of parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Bank and entities regarded as its related parties in the scope of its related parties. Additionally, the Bank discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates and subsidiaries.

Key management includes the directors of the parent company and the executive directors (vice-presidents and above) of the Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the years ended December 31, 2014 and 2013, are as follows:

	2014[1]
(In millions of Korean won)	Beginning		Loans		Repayments		Others		Ending

Subsidiaries
Securitization specialty company	￦	104,430	￦	—	￦	104,430	￦	—	￦	—
KB Wise Star Private Real Estate Feeder Fund 1st		30,000		—		—		—		30,000
Kookmin Bank Int’l Ltd. (London)		282,578		730,021		669,566		6,081		349,114
Kookmin Bank Hong Kong Ltd.		97,427		126,324		128,774		3,951		98,928
Kookmin Bank Cambodia PLC.		21,106		31,623		42,150		413		10,992
Kookmin Bank (China) Ltd.		272,267		263,175		271,597		10,955		274,800
Parent’s subsidiary
KB Investment and Securities Co., Ltd.		32,995		2,002		—		—		34,997
Associate
Incheon Bridge Co., Ltd.		249,362		12,360		13,852		—		247,870

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

	2013[1]
(In millions of Korean won)	Beginning		Loans		Repayments		Others		Ending

Subsidiaries
Securitization specialty company	￦	83,360	￦	22,300	￦	1,230	￦	—	￦	104,430
KB Wise Star Private Real Estate Feeder Fund 1st		—		30,000		—		—		30,000
Kookmin Bank Int’l Ltd. (London)		282,698		694,069		693,114		(1,075)		282,578
Kookmin Bank Hong Kong Ltd.		24,875		98,554		22,904		(3,098)		97,427
Kookmin Bank Cambodia PLC.		—		32,851		10,950		(795)		21,106
Kookmin Bank (China) Ltd.		—		316,467		33,946		(10,254)		272,267
Parent’s subsidiary
KB Investment and Securities Co., Ltd.		—		32,995		—		—		32,995
Associates
United PF 1st Recovery Private Equity Fund		2,805		1,913		4,718		—		—
UAMCO., Ltd.		—		47,181		47,181		—		—
Kores Co., Ltd. [2]		7,854		900		900		—		7,854
Incheon Bridge Co., Ltd.		263,080		8,777		22,495		—		249,362
Ssangyong Engineering & Construction Co., Ltd.[2]		46,275		36,843		36,014		—		47,104
Associate of Parent’s subsidiary
Semiland Co., Ltd.[2]		—		86		67		—		19

[1]	Transactions and balances arising from operating activities between related parties, such as settlements, are excluded.
[2]	Not considered to be the Bank’s related party as at December 31, 2014.

The settlement transactions and deposits arising from operating activities with related parties are excluded and there are no other borrowing transactions.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Unused commitments to related parties as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
		2014		2013
KB Wise Star Private Real Estate Feeder Fund 1st	Commitments on purchase of security investment	￦	185,717	￦	220,117
Kookmin Bank Cambodia PLC.	Other commitments in foreign currencies		28,579		27,438
Kookmin Bank(China) Ltd.	Other guarantee in foreign currencies		—		87,045
	Loan commitment in foreign currencies		97,477		191,499
KH First Co., Ltd.	Commitments on purchase of security investment		—		101,000
KB Investment and Securities Co., Ltd.	Loan commitment in won		12,503		14,505
KB Kookmin Card Co., Ltd.	Loan commitment in won		520,000		520,000
	Other commitments in won		1,000,000		1,000,000
KB Mezzanine Private Securities Fund	Commitments on purchase of security investment		18,359		18,359
KB Mezzanine Private Security Investment Trust No.2	Commitments on purchase of security investment		70,312		—
Hanbando BTL Private Special Asset Fund	Commitments on purchase of security investment		15,931		15,931
KB Hope Sharing BTL Private Special Asset	Commitments on purchase of security investment		48,045		51,172
Balhae Infrastructure Fund	Commitments on purchase of security investment		21,744		21,744
UAMCO., Ltd.	Loan commitment in won		—		127,800
	Commitments on purchase of security investment		89,950		89,950
KB12-1 Venture Investment Partnership	Commitments on purchase of security investment		11,200		16,800
KoFC KBIC Frontier Champ 2010-5 (PEF)	Commitments on purchase of security investment		1,290		1,320
United PF 1st Recovery Private Equity Fund	Loan commitment in won		—		54,600
	Commitments on purchase of security investment		49,383		49,383
Incheon Bridge Co., Ltd.	Loan commitment in won		33,163		42,088
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Commitments on purchase of security investment		19,000		28,780
Future Planning KB Start-up Creation Fund	Commitments on purchase of security investment		16,000		16,000
KB GwS Private Equity Trust and others	Loan commitment		372		757
	Commitments on purchase of security investment		876		876

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Unused commitments received from related party entities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		2014		2013
Subsidiary
Kookmin Bank Cambodia PLC.	Guarantee in foreign currency	￦	1,713	￦	1,644
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements		5,917		10,056
KB Kookmin Card Co., Ltd.	Loan commitment in won		79,164		84,789
Associate
Ssangyong Engineering & Construction Co., Ltd.[1]	Guarantee in won		—		293,500

[1]	Deemed not to be related as of December 31, 2014; therefore, the 2014 balances are not presented.

Compensation to key management for the years ended December 31, 2014 and 2013, consists of:

(In millions of Korean won)	2014
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	1,405	￦	63	￦	1,162	￦	2,630
Registered directors (non-executive)		457		—		—		457
Non-registered directors		4,860		296		3,685		8,841

	￦	6,722	￦	359	￦	4,847	￦	11,928

(In millions of Korean won)	2013
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	1,487	￦	103	￦	449	￦	2,039
Registered directors (non-executive)		364		—		—		364
Non-registered directors		4,324		918		3,722		8,964

	￦	6,175	￦	1,021	￦	4,171	￦	11,367

Significant transactions occurring between the Bank and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and providing foreign currency remittances and related services. Other significant transactions include the grant of credit due to acceptance of banker’s usance that the Bank issues and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

Collateral offered to related parties as of December 31, 2014 and 2013, follows:

(In millions of Korean won)		2014				2013
	Assets pledged	Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Parent’s subsidiaries
KB Investment and Securities Co., Ltd.	Securities	￦	54,084	￦	54,000	￦	59,076	￦	59,000
KB Life Insurance Co., Ltd.	Securities		16,326		15,000		—		—

Collateral received from related parties as of December 31, 2014 and 2013, follows:

(In millions of Korean won)		2014		2013
Subsidiaries
Taejon Samho The First Co., Ltd.	Beneficiary certificate of land development trust	￦	130,000	￦	130,000
KB Wise Star Private Real Estate Feeder Fund 1st	Building / Land		39,000		39,000
Parent’s subsidiaries
KB Investment and Securities Co., Ltd.	Time deposits		52,440		52,440
KB Kookmin Card Co., Ltd.	Time deposits		22,000		30,000
Associate
Kores Co., Ltd.[1]	Row house		—		24
	Apartment		—		24
	Factory / Forest land		—		15,000
Incheon Bridge Co., Ltd.	Fund management account for Standby loan commitment		65,000		65,000
Key management	Time deposits and others		257		207
	Real estate		3,583		7,381

[1]	Deemed not to be related as of December 31, 2014; therefore, the 2014 balances are not presented.

As of December 31, 2014, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as unsubordinated collaterals in respect to collateralized amount for ￦816,400 million to a financial syndicate consisting of the Bank and four other institutions, and as subordinated collaterals in respect to collateralized amount for ￦201,100 million to subordinated debt holders consisting of the Bank and two other institutions.

The Bank and KB Kookmin Card Co., Ltd. are contingently liable for the payables of the Bank before the spin-off date.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2014 and 2013

41.	Approval of Issuance of the Financial Statements

The issuance of the Bank’s separate financial statements as of and for the year ended December 31, 2014, was approved by the Board of Directors on February 4, 2015.

Report of Independent Auditor’s

Review of Internal Accounting Control System

To the President of

Kookmin Bank

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of Kookmin Bank (the “Bank”) as of December 31, 2014. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2014, the Company’s IACS has been designed and is operating effectively as of December 31, 2014, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2014, and we did not review management’s assessment of its IACS subsequent to December 31, 2014. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 10, 2015

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

Kookmin Bank

I, as the Internal Accounting Control Officer (“IACO”) of Kookmin Bank (the “Bank”), assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2014.

The Bank’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2014, in all material respects, in accordance with the IACS standards.

February 02, 2015

In Huh, Internal Accounting Control Officer

Jong Kyoo Yoon, President and Chief Executive Officer

177